    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 1999

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          ASPECT MEDICAL SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                               3845                              04-2985553
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            ------------------------

                                TWO VISION DRIVE
                          NATICK, MASSACHUSETTS 01760
                                 (508) 653-0603
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               NASSIB G. CHAMOUN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ASPECT MEDICAL SYSTEMS, INC.
                                TWO VISION DRIVE
                             NATICK, MASSACHUSETTS
                                 (508) 653-0603
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                SUSAN W. MURLEY, ESQ.                                  LESLIE E. DAVIS, ESQ.
                  HALE AND DORR LLP                               TESTA, HURWITZ & THIBEAULT, LLP
                   60 STATE STREET                                       HIGH STREET TOWER
             BOSTON, MASSACHUSETTS 02109                                  125 HIGH STREET
              TELEPHONE: (617) 526-6000                             BOSTON, MASSACHUSETTS 02110
               TELECOPY: (617) 526-5000                              TELEPHONE: (617) 248-7000
                                                                      TELECOPY: (617) 248-7100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]---------------
    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                  TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM AGGREGATE                AMOUNT OF
               SECURITIES TO BE REGISTERED                         OFFERING PRICE(2)                REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share(1).................            $40,250,000                      $11,190.00
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of calculating the amount of the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued  ________ , 1999

                                     Shares

                                      LOGO
                                  COMMON STOCK
                            ------------------------
ASPECT MEDICAL SYSTEMS, INC. IS OFFERING SHARES OF COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE
ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $          AND
$     PER SHARE.
                            ------------------------
WE HAVE APPLIED TO LIST OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ASPM."
                            ------------------------
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                                  UNDERWRITING
                                            PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                             PUBLIC               COMMISSIONS                ASPECT
                                            --------             -------------            -----------
Per Share..........................  $                       $                       $
Total..............................  $                       $                       $

Aspect has granted the underwriters the right to purchase up to an additional shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
          , 1999.
                            ------------------------
MORGAN STANLEY DEAN WITTER
                  DEUTSCHE BANC ALEXM BROWN
                                       U.S. BANCORP PIPER JAFFRAY
               , 1999.

[Company Logo]

     Aspect has developed the only FDA-cleared, commercially available product for use as a direct measure of the effects of anesthetics on the brain. The BIS index is a numerical index derived from the combination of several processed EEG variables that correlate with loss of consciousness and changes in levels of sedation. The BIS system, which incorporates the BIS index, is comprised of the Company's BIS monitors or BIS Module Kits and our single-use, disposable BIS Sensors.

[Photograph depicting the Company's A-2000 BIS Monitor]

     The A-2000 BIS Monitor is a compact, portable monitor designed to accommodate the space limitations and positioning requirements of surgical settings. The A-2000 displays the BIS index and supporting information.

[Photograph depicting the Company's A-2000 BIS Monitor product with BIS Sensor affixed to model's forehead]

     The BIS Sensor is a single-use, disposable product for use with the A-2000, the A-1050 Monitor and the BIS Module Kit.

[Photograph depicting the Company's BIS Sensor, BIS Module Kit and digital signal converter products]

     In 1996, Aspect introduced the BIS Module Kit, which is designed to facilitate the integration of the Company's BIS index into monitoring products marketed by our OEM and distribution partners. The BIS Module Kit consists of our proprietary digital signal converter and a small circuit board that resides in the OEM equipment.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     5
RISK FACTORS..........................    10
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS..........................    18
USE OF PROCEEDS.......................    19
DIVIDEND POLICY.......................    19
CAPITALIZATION........................    20
DILUTION..............................    21
SELECTED CONSOLIDATED FINANCIAL
  DATA................................    22
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    23

                                        PAGE
                                        ----
BUSINESS..............................    32
MANAGEMENT............................    47
CERTAIN TRANSACTIONS..................    56
PRINCIPAL STOCKHOLDERS................    58
DESCRIPTION OF CAPITAL STOCK..........    61
SHARES ELIGIBLE FOR FUTURE SALE.......    64
UNDERWRITERS..........................    66
LEGAL MATTERS.........................    68
EXPERTS...............................    68
WHERE YOU CAN FIND MORE INFORMATION...    68
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................   F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted.

     UNTIL             , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTION.

                 [THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                          ASPECT MEDICAL SYSTEMS, INC.

     We develop, manufacture and market an anesthesia-monitoring system that we call the BIS system. The BIS system enables anesthesia providers to assess and manage a patient's level of consciousness during surgery. Our proprietary BIS system includes our BIS monitor or BIS Module Kit and our single-use, disposable BIS Sensors. The BIS system is based on our patented core technology, the Bispectral Index, which we refer to as the BIS index. The BIS index is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. We developed the BIS system over 10 years, and it is the subject of 10 issued and six pending United States patents. As of July 3, 1999, more than 3,450 BIS monitors have been installed worldwide, including 3,226 BIS monitors in approximately 450 sites in the United States. These sites include 29 of the 100 largest hospitals and 25% of teaching hospitals with anesthesia residency programs. We believe that over 650,000 patients have been monitored using the BIS index during surgery. Our latest generation monitor, the A-2000 BIS Monitor, was cleared for marketing by the FDA in February 1998. We market the BIS system in the United States primarily through a direct sales organization and internationally through distributors and marketing partners. We have also established OEM relationships with several patient monitoring and anesthesia equipment companies to incorporate our BIS technology into their equipment using the BIS Module Kit.

     Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system results in:

     - a reduction in the amount of anesthetics used,

     - faster wake-up from anesthesia,

     - less patient time in the operating room and the post-anesthesia care unit following surgery,

     - higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room,

     - improvements in the quality of recovery, and

     - improvements in the means to assess the risk of surgical awareness, the unintentional regaining of consciousness during surgery.

MARKET OPPORTUNITY

     Each year approximately 29 million patients in the United States and more than 35 million patients in Europe and Japan receive anesthesia for surgical procedures. We estimate that approximately 70% of these surgical patients in the United States, or 20 million patients, receive general anesthesia or deep sedation monitored by an anesthesia provider. In the United States, there are more than 34,000 operating rooms in hospitals and 5,000 operating rooms in outpatient surgical centers. We believe that the aggregate number of operating rooms in Europe and Japan exceeds the number of operating rooms in the United States. Operating rooms represent our initial market opportunity for the sale of BIS monitors, and surgical procedures utilizing general anesthesia or deep sedation represent our initial market opportunity for annual sales of BIS Sensors. Additional market opportunities outside the operating room for patient monitoring with the BIS system include sedation in the intensive care unit and for diagnostic and therapeutic procedures performed in locations such as hospital emergency rooms and physicians' offices.

     Anesthesia providers historically have had no direct means of assessing a patient's level of consciousness during surgery. The indirect measures used, such as blood pressure and heart rate, are not reliable indicators of a patient's level of consciousness. Consequently, historical approaches to anesthesia may result in patients being undermedicated or overmedicated during surgery. We believe that an effective tool for monitoring a patient's level of consciousness will address these problems in anesthesia and sedation monitoring, and will contribute to improving the quality, safety, and cost effectiveness of anesthesia sedation.

THE ASPECT SOLUTION: PATIENT MONITORING WITH THE BIS SYSTEM

     Our clinically validated BIS index assists anesthesia providers in assessing levels of consciousness during surgery and minimizing the risk of unintentional overmedication or undermedication. Aspect and others have conducted numerous studies to evaluate the clinical utility of the BIS system. For example, we conducted a 302-patient multicenter, prospective, randomized, controlled clinical utility trial that demonstrated the following benefits from using the BIS system:

     - Cost-Effective Dosing of Anesthetic Drugs. Patients monitored with the BIS system during surgery received 23% less anesthetic than patients who were not monitored with the BIS system. Accordingly, based upon the average cost of the anesthetic drugs used in this utility trial, the use of the BIS system could result in drug cost savings of up to $18 per surgical procedure.

     - Faster and More Predictable Recovery From Anesthesia. Patients monitored with the BIS system during surgery emerged from unconsciousness 35% to 40% faster than patients who were not monitored with the BIS system. Only 5% of patients monitored with the BIS system required more than 15 minutes to emerge from anesthesia compared with 16% of patients who were not monitored with the BIS system. Moreover, patients who were monitored with the BIS system were eligible for discharge from the post-anesthesia care unit 16% faster than patients who were not monitored with the BIS system.

     - Improved Quality of Recovery. Patients received better clinical assessments of their recovery in post-anesthesia care units when the BIS system was used. In addition, 43% of patients monitored with the BIS system were alert and oriented when admitted to the post-anesthesia care unit, as compared to 23% of patients not monitored with the BIS system during surgery.

STRATEGY

     Our objective is to establish the BIS system as a global standard in anesthesia and sedation monitoring. Key elements of our strategy to accomplish our objective include the following:

     - Accelerate Market Penetration Through a Direct Sales Force. We will continue to capitalize on our first-to-market position by utilizing a direct sales force in the United States to further penetrate the market. We believe that a direct sales force is best able to convey to anesthesia providers and administrators the clinical benefits and potential cost savings achievable when patients are monitored with the BIS system. We also intend to complement our direct sales force with specialty distributors in selected markets, the sales organizations of our OEM partners, and contracts with hospital group purchasing organizations.

     - Educate and Promote the Use of the BIS System Through Clinical Specialists. We intend to establish and maintain a ratio of approximately 1.5 clinical specialists for each of our direct sales representatives. The principal responsibilities of these clinical specialists are to provide education, training and support for the installed base and to promote use of BIS systems. As of July 3, 1999, we estimate that more than 650,000 patients have been monitored using the BIS system. As a result of the growth in the installed base and the efforts of our clinical specialists, revenue from the sales of BIS Sensors increased from 27% of revenue for the first six months of 1998 to 44% of revenue for the first six months of 1999. We expect that clinical specialists will also play a key role in expanding patient monitoring with the BIS system outside the operating room, including in the intensive care unit and procedural sedation markets.

     - Broaden Distribution Channels Through OEM Relationships. We have entered into OEM agreements with Drager Medizintechnik GmbH, Hewlett-Packard GmbH, Nihon Kohden Corporation and Spacelabs Medical, Inc. Under these agreements, our OEM partners integrate the BIS Module Kit into their patient-monitoring or anesthesia delivery systems. These systems will require the use of our BIS Sensor to generate the BIS index. We believe that OEM relationships will accelerate market penetration of the BIS technology and provide us with access to a large installed base of patient monitoring and anesthesia equipment. We expect to enter into additional OEM relationships over the next several years to expand the channels for distribution of the BIS system, particularly in international markets.

     - Maintain Market Leadership Through Continuous Product Improvements and Extensions. We intend to adapt the BIS technology for use in the intensive care unit and for procedural sedation. We also plan to utilize our core expertise in EEG signal processing and sensor technology to continuously improve the performance of the BIS index in the presence of noise and motion artifacts. We are developing a BIS Sensor that will contain an electronic memory device and a smaller BIS Sensor that can be used with children between the ages of two and eight years. We believe that these improvements and extensions of the BIS technology will strengthen our competitive position while providing our customers with improved products.

     - Target New Market Opportunities Through Technology Development. We intend to continue to focus on new applications for our core technology, including other neuromonitoring applications, such as the diagnosis of Alzheimer's disease, and other uses, such as analysis of electrocardiograms. Continued innovation and commercialization of new proprietary products are essential elements in our long-term growth strategy. We intend to protect our technology leadership position and maintain our competitive advantage through product innovation, acquisitions of new technologies, by defending our current patents and other proprietary rights, and by seeking to obtain additional patents and other proprietary rights.

     We are a Delaware corporation. Our principal executive offices are located at Two Vision Drive, Natick, Massachusetts 01760 and our telephone number is
(508) 653-0603. Our World Wide Web site address is www.aspectms.com. The information in the Web site is not incorporated by reference into this prospectus.

     BIS, Bispectral Index, A-1050, A-2000 and Zipprep are our trademarks. Aspect is a registered trademark licensed to us on a non-exclusive basis. This prospectus also contains trademarks and trade names of other companies.

                                  THE OFFERING

Common stock offered.................................  shares
Common stock to be outstanding after this offering...  shares
Over-allotment option................................  shares
Use of proceeds......................................  For general corporate purposes, including working capital and capital expenditures. For
                                                       more detailed information, see "Use of
                                                       Proceeds" on page 19.
Dividend policy......................................  We do not intend to pay cash dividends on our common stock. We plan to retain any earnings
                                                       for use in the operation and expansion of our
                                                       business.
Proposed Nasdaq National Market symbol...............  ASPM

                            ------------------------

     Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their rights to purchase additional shares to cover over-allotments. The information in this prospectus reflects the conversion of all outstanding shares of our convertible preferred stock into 11,067,238 shares of common stock.

     The number of shares of our common stock that will be outstanding immediately after the offering excludes 2,172,300 shares issuable upon the exercise of stock options with a weighted average exercise price of $3.08 per share and warrants to purchase 192,902 shares of common stock with an exercise price of $12.50 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following is a summary of financial data included elsewhere in the prospectus. The information provided for the six months ended July 4, 1998 and July 3, 1999 and as of July 3, 1999 actual and pro forma as adjusted is unaudited, but in the opinion of management contains all adjustments, consisting only of normal, recurring adjustments, which are necessary for a fair statement of the results of such periods. You should read the following data with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements appearing elsewhere in this prospectus.

                                                                                       SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                ------------------
                                  -------------------------------------------------   JULY 4,    JULY 3,
                                   1994      1995      1996       1997       1998      1998       1999
                                  -------   -------   -------   --------   --------   -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue.........................  $   852   $ 1,067   $ 1,389   $  3,068   $ 11,238   $ 4,420    $11,712
Costs of revenue................      525       704     1,096      3,602      5,880     2,662      4,236
Research and development........    2,311     2,870     2,338      2,603      4,042     1,942      2,346
Sales and marketing.............    1,291     1,285     1,561      4,813     10,354     4,670      7,566
General and administrative......    1,216     1,815     1,871      2,358      4,254     1,960      2,293
                                  -------   -------   -------   --------   --------   -------    -------
Loss from operations............   (4,491)   (5,607)   (5,477)   (10,308)   (13,292)   (6,814)    (4,729)
Interest income, net............      231        61        81        422        459       297        644
Other expense...................       --        --        --         --       (774)       --         --
                                  -------   -------   -------   --------   --------   -------    -------
Net loss........................  $(4,260)  $(5,546)  $(5,396)  $ (9,886)  $(13,607)  $(6,517)   $(4,085)
                                  =======   =======   =======   ========   ========   =======    =======
Pro forma basic and diluted net
  loss per share................                                           $  (1.31)             $ (0.33)
                                                                           ========              =======
Shares used in computing pro
  forma basic and diluted net
  loss per share................                                             10,352               12,530

     Shares used in computing pro forma basic and diluted net loss per share above exclude unvested shares of common stock subject to repurchase rights, which totaled 386,642 and 237,831 at December 31, 1998 and at July 3, 1999, respectively, but include 11,067,238 shares of common stock issuable upon conversion of our outstanding convertible preferred stock upon the closing of this offering.

     The pro forma as adjusted column in the consolidated balance sheet data below gives effect to the conversion of our outstanding convertible preferred stock into common stock upon the closing of this offering and the sale of shares of common stock in this offering at an assumed initial public
offering price of $          per share, after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us.

                                                                   JULY 3, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 16,111     $
Working capital.............................................    11,217
Total assets................................................    27,083
Long-term debt..............................................     1,081
Total stockholders' equity..................................    15,750

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

  HOSPITALS AND ANESTHESIA PROVIDERS MAY NOT BUY AND USE THE BIS SYSTEM IN SUFFICIENT NUMBERS, WHICH WOULD PREVENT PROFITABILITY.

     Hospitals and anesthesia providers may not accept the BIS system as accurate, reliable and cost-effective. Factors that might prevent widespread customer acceptance include:

     - customers determining that costs of the BIS system exceed cost savings in drugs, personnel and post-anesthesia care recovery resulting from use of the BIS system,

     - customers having inadequate financial resources to purchase our products,

     - patients regaining consciousness during surgery while being monitored with the BIS system and any resulting adverse publicity,

     - our failing to provide the required training and education to our customers, particularly small hospitals and other anesthesia sites, because we lack sufficient resources, and

     - hospitals and anesthesia providers believing the BIS system is unreliable if extensive or frequent malfunctions were to occur.

  WE DEPEND ON OUR BIS SYSTEM FOR SUBSTANTIALLY ALL OF OUR REVENUE, AND IT HAS NOT GAINED WIDESPREAD MARKET ACCEPTANCE.

     We began selling our current BIS system in early 1998. To date, we have not achieved widespread market acceptance of the BIS system. Our failure to gain widespread acceptance and use of BIS systems could prevent profitability because we currently depend on our BIS system for substantially all of our revenue and we have no other significant products.

  WE HAVE NEVER BEEN PROFITABLE AND WE EXPECT TO INCUR CONTINUED LOSSES.

     We have never been profitable. We incurred net losses of $5.4 million, $9.9 million, $13.6 million and $4.1 million during 1996, 1997, 1998 and the six months ended July 3, 1999. As of July 3, 1999, we had an accumulated deficit of $52.4 million. We expect to increase significantly our research and development, sales and marketing and general and administrative expenses in future periods. We will spend these amounts before we receive any incremental revenue from these efforts. Therefore, our losses will be greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate, which would further increase our losses.

  CASES OF SURGICAL AWARENESS DURING MONITORING WITH THE BIS SYSTEM COULD LIMIT MARKET ACCEPTANCE OF BIS SYSTEMS AND COULD EXPOSE US TO PRODUCT LIABILITY CLAIMS.

     Clinicians have reported to us a total of 24 cases of possible surgical awareness during surgical procedures monitored with the BIS system. Not all cases of surgical awareness during surgical procedures monitored with the BIS system may be reported to us, and we have not systematically solicited reports of surgical awareness. Anesthesia providers and hospitals may elect not to purchase and use BIS systems if there is adverse publicity resulting from the report of cases of surgical awareness that were not detected during procedures monitored with the BIS system. Although we do not claim that patient monitoring with the BIS system will reduce the incidence of surgical awareness, we may be subject to product liability claims for cases of surgical awareness during surgical procedures monitored with the BIS system. These claims could require us to spend significant time and money in litigation or to pay significant damages.

  IF WE FAIL TO RESPOND TO RAPID TECHNOLOGICAL CHANGE, OUR PRODUCTS AND TECHNOLOGIES MAY BECOME OBSOLETE.

     The medical industry in which we market our products is characterized by rapid product development and technological advances. If our products become obsolete, our business and operating results will suffer. Our current or planned products are at risk of obsolescence from:

     - new monitoring products, based on new or improved technologies,

     - new products or technologies used on patients or in the operating room during surgery in lieu of monitoring devices,

     - electrical or mechanical interference from new or existing products or technologies,

     - alternative techniques for evaluating the effects of anesthesia,

     - significant changes in the methods of delivering anesthesia, and

     - the development of new anesthetic agents.

  OUR BUSINESS MAY SUFFER IF WE DO NOT SUCCESSFULLY DEVELOP AND INTRODUCE ENHANCED OR NEW PRODUCTS.

     As the market for our BIS system matures, we need to develop and introduce new products for anesthesia monitoring or other applications. We face at least the following risks:

     - we may not successfully adapt the BIS system to function properly in the intensive care unit, for procedural sedation, when used with anesthetics we have not tested or with patient populations we have not studied, such as infants and young children, and

     - our technology is complex, and we may not be able to develop it further for applications outside anesthesia monitoring.

  IF WE DO NOT DEVELOP AND IMPLEMENT A SUCCESSFUL SALES AND MARKETING STRATEGY, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS.

     Our current sales and marketing operation is not sufficient to achieve the level of market awareness and sales we need to achieve profitability. We have only limited sales and marketing experience both in the United States and internationally and may not be successful in developing and implementing our strategy. We need to:

     - add domestic and international distributors, OEMs and other sales channels,

     - hire and train more sales persons and clinical specialists,

     - modify our products for foreign markets,

     - manage geographically dispersed operations,

     - increase sales through OEM and distributor relationships,

     - encourage our customers to purchase our products prior to availability of OEM products that incorporate our technology,

     - provide or assure that distributors and OEMs provide the technical and educational support customers need to use the BIS system successfully, and

     - promote frequent use of the BIS system so that sales of our disposable BIS Sensors increase.

  OUR THIRD-PARTY DISTRIBUTION AND OEM RELATIONSHIPS COULD NEGATIVELY AFFECT OUR BUSINESS.

     Sales through distributors could be less profitable than direct sales. Sales of our products through multiple channels could also confuse customers and cause the sale of our products to decline. We do not control our OEM and distribution partners. Our partners could sell competing products and may devote insufficient sales efforts to our products.

     Our partners are generally not required to purchase minimum quantities. As a result, even if we are dissatisfied with the performance of our partners, we may be unable to terminate our agreements with these partners or enter into alternative arrangements.

  OUR INTERNATIONAL OPERATIONS HAVE UNIQUE RISKS.

     Outside the United States, we conduct business primarily in Europe and we are attempting to increase the number of countries in which we do business. We are increasingly subject to a number of risks associated with international business activities. These risks generally include:

     - higher costs related to complying with the laws and regulations of different countries,

     - failure of local laws to provide the same degree of protection against infringement of our intellectual property,

     - protectionist laws and business practices that favor local competitors,

     - dependence on local distributors,

     - multiple, conflicting and changing governmental laws and regulations,

     - less acceptance of disposable products,

     - longer sales cycles,

     - difficulties and costs of staffing and managing our foreign operations, and

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable.

  OUR BUSINESS COULD SUFFER IF WE FAIL TO MANUFACTURE ENOUGH PRODUCTS TO MEET OUR CUSTOMERS' DEMANDS.

     We rely on third-party manufacturers to assemble and manufacture the components of our BIS monitors and a portion of our BIS Sensors. We manufacture substantially all BIS Sensors in our own manufacturing facility. Our business could be interrupted by any termination or modification of any manufacturing arrangement with a third party. We have only one manufacturing facility. Any failure to produce enough products at our own manufacturing facility or at a third-party manufacturing facility could have a material adverse effect on our business. We expect to move our manufacturing facility to a new location in December 1999. We may not be successful in relocating our facility to meet demand in a timely manner or within budget.

  OUR RELIANCE ON SOLE SUPPLIERS COULD ADVERSELY AFFECT OUR BUSINESS.

     Certain components that are necessary for the assembly of our BIS system, including certain components used in the BIS Sensor, are currently provided to us by separate sole suppliers or a limited group of suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. We have experienced shortages and delays in obtaining certain components of our BIS systems in the past, and we may experience similar delays or shortages in the future. The disruption or termination of the supply of components could cause a significant increase in the costs of these components or an inability to meet demand for our products. Furthermore, if we are required to change the manufacturer of a key component of the BIS system, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with verification could delay our ability to manufacture BIS systems in a timely manner or within budget.

  OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY
RIGHTS.

     We believe that the success of our business depends, in part, on:

     - obtaining patent protection for our products,

     - defending our patents once obtained,

     - preserving our trade secrets, and

     - operating without infringing upon patents and proprietary rights held by third parties.

     We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark and trade secret laws to protect the proprietary aspects of our technology. These legal measures afford only limited protection and competitors may gain access to our intellectual property and proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense and diversion of resources with no assurance of success and could seriously harm our business and operating results.

     In addition, we are a party to a license agreement with a third party under which we have obtained the nonexclusive right to make, use or sell products under the name "Aspect." The licensor of the Aspect name markets products for use in the health care industry. There may be confusion in the market between the licensor and us and this confusion would compromise the competitive advantage, if any, we derive from our name.

  WE COULD INCUR SUBSTANTIAL COSTS DEFENDING AGAINST CLAIMS OF INFRINGEMENT.

     Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be adversely affected. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. We have been involved in patent litigation in the past. Any litigation or claims against us, whether or not valid, could result in substantial costs and diversion of resources with no assurance of success. Intellectual property litigation or claims could force us to do one or more of the following:

     - cease selling, incorporating or using any of our products that incorporate the challenged intellectual property,

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all, and

     - redesign our products.

  DISAPPOINTING QUARTERLY OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO DECREASE.

     Our operating results have varied significantly from quarter to quarter in the past. We expect to continue to experience significant fluctuations in quarterly operating results in the future, making it difficult to predict future performance. Because of this difficulty in predicting future performance, our operating results will likely fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely cause the market price of our common stock to decrease. Our quarterly operating results will depend upon several factors, many of which are beyond our control, including:

     - commercial acceptance of our products, both in the United States and internationally,

     - timing and volume of customer orders,

     - cancellation of orders,

     - cost of product upgrades,

     - continued use by customers of BIS monitors, BIS modules and BIS Sensors,

     - the introduction of new products by us or competitors,

     - the mix between pilot production of new products and full scale manufacturing of existing products,

     - reductions in sales volume by our distribution partners,

     - the timing and amount of our expenses,

     - the timing and results of clinical trials, and

     - the timing of regulatory approvals.

     We do not have a significant backlog of customer orders, so revenue in any quarter depends on orders received in that quarter. Our expenses are relatively fixed and difficult to adjust in response to fluctuating revenue. In addition, depending on the timing of new product introductions, competitive factors, warranty claims and product returns, we may need to reserve amounts in excess of those currently reserved for product obsolescence, excess inventory, warranty claims and product returns. Such reserves may not be adequate to cover all costs associated with such items. Our quarterly results may also be adversely affected because some customers may have inadequate financial resources to purchase our products or may fail to pay for our products after receiving them. In particular, hospitals are increasingly experiencing financial constraints, consolidations and reorganizations as a result of cost containment measures and declining third-party reimbursement for services.

  COMPETITION COULD RESULT IN PRICE REDUCTIONS AND DECREASED DEMAND FOR OUR PRODUCTS.

     We expect to face substantial competition and competitors may have greater financial, technical, marketing and other resources than we do. Competition could result in price reductions, fewer orders, reduced gross margins and loss of market share. We may face substantial competition from companies developing sensor products that compete with our proprietary BIS Sensors for use with our BIS monitors or with third-party monitoring systems or anesthesia delivery systems that incorporate the BIS index. We also expect to face competition from companies currently marketing conventional electroencephalogram, or EEG, monitors using standard and novel signal-processing techniques. Other companies may develop anesthesia-monitoring systems that perform better than the BIS system and/or sell for less. In addition, one or more of our competitors may develop products that are substantially equivalent to our FDA-approved products, in which case they may be able to use our products as predicate devices to more quickly obtain FDA approval of their competing products.

  OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO OBTAIN DOMESTIC AND FOREIGN REGULATORY APPROVAL OF OUR PRODUCTS AND MANUFACTURING OPERATIONS.

     Before we can market new products in the United States we must obtain clearance from the United States Food and Drug Administration, or FDA. If the FDA concludes that any of our products do not meet the requirements to obtain clearance of a premarket notification under Section 510(k) of the Food, Drug and Cosmetic Act, then we would be required to file a premarket approval application. The approval process for a premarket approval application is lengthy, expensive and typically requires extensive preclinical and clinical trial data. We may not obtain clearance of a 510(k) notification or approval of a premarket approval application with respect to any of our products on a timely basis, if at all. If we fail to obtain timely clearance or approval for our products, our business will be materially adversely affected. We may also be required to obtain clearance of a 510(k) notification from the FDA before we can market certain previously marketed products which we modify after they have been cleared. We have made certain enhancements to our currently marketed products which we have determined do not necessitate the filing of a new 510(k) notification. However, if the FDA does not agree with our determination, it will require us to file a new 510(k) notification for the modification and we may be prohibited from marketing the modified device until we obtain FDA clearance.

     The FDA also requires us to adhere to current Good Manufacturing Practices regulations, which include production design controls, testing, quality control, storage and documentation procedures. The FDA may at any time inspect our facilities to determine whether adequate compliance has been achieved. Compliance with current Good Manufacturing Practices regulations for medical devices is difficult and costly. In addition, we may not continue to be compliant as a result of future changes in, or interpretations of, regulations by the FDA or other regulatory agencies. If we do not achieve continued compliance, the FDA may withdraw marketing clearance or require product recall. When any change or modification is made to a device or its intended use, the manufacturer may be required to reassess compliance with current Good Manufacturing Practices regulations, which may cause interruptions or delays in the marketing and sale of our products.

     Sales of our products outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements.

     The Federal, state and foreign laws and regulations regarding the manufacture and sale of our products are subject to future changes, as are administrative interpretations of regulatory agencies. If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, including product seizures, recalls, withdrawal of clearances or approvals and civil and criminal penalties.

  WE MUST ATTRACT AND RETAIN KEY PERSONNEL IN ORDER TO BE SUCCESSFUL.

     Our success is substantially dependent on the ability, experience and performance of our senior management and other key personnel. If we lose one or more of the members of our senior management or other key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue to hire, train, retain and motivate additional skilled personnel, particularly sales representatives and clinical specialists who are responsible for customer education and training and post-installation customer support. We continue to experience difficulty in recruiting and retaining skilled personnel because the pool of experienced persons is small and we compete for personnel with other companies, many of which have greater resources than we do. Consequently, we may not obtain the skilled personnel that we need to expand our business.

  WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     The manufacture and sale of our products expose us to product liability claims and product recalls, including those which may arise from misuse, malfunction or design flaws. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages. We currently maintain insurance; however, it might not cover the costs of any product liability claims made against us. Furthermore, we may not be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

  THIRD-PARTY REIMBURSEMENT WILL AFFECT THE MARKET FOR OUR PRODUCTS.

     We expect that anesthesia providers will not be reimbursed separately for patient monitoring activities utilizing the BIS system. For hospitals and outpatient surgical centers, when reimbursement is based on charges or costs, patient monitoring with the BIS system may reduce reimbursements for surgical procedures, because charges or costs may decline as a result of monitoring with the BIS system. Failure by hospitals and other users of the BIS system to obtain adequate reimbursement from third-party payors, or any reduction in the reimbursement by third-party payors to hospitals and other users as a result of using the BIS system could limit market acceptance of the BIS system.

  FAILURE TO IDENTIFY AND REMEDIATE YEAR 2000 ISSUES COULD CAUSE DISRUPTION IN OUR BUSINESS.

     Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This year 2000 problem could result in miscalculations, data corruption, system failures or disruptions of operations. Our products, our internal systems, our customers' systems, our distributors' systems and our suppliers' systems may experience year 2000 problems, any of which could have a material adverse effect on our business, operating results and financial condition. Under the reasonably likely worst case scenario our suppliers, including our sole and limited source suppliers, may not be able to supply us with critical components needed to make our products. Year 2000 errors or defects in the internal systems of our suppliers could require us to incur significant unanticipated expenses to remedy any problems or replace affected vendors and could cause cancellations or delays in product shipments.

     Year 2000 errors or defects in our products could give rise to warranty and other claims by our customers. In addition, year 2000 errors or defects could be discovered in our internal software systems and, if errors or defects are present, the costs of making such systems year 2000 compliant could be material. We have determined that some older versions of our products are not year 2000 compliant. Some of our other products or internal systems may contain undetected errors or defects. If we are unable to make our products and internal systems year 2000 compliant in a timely manner, our business, operating results and financial condition could be seriously harmed.

     Changing purchasing patterns of customers impacted by year 2000 issues may result in reduced purchases of our products. In addition, any year 2000 errors or defects in our distributors' systems or the products of our OEM partners could cause a reduction in their orders from us.

RISKS RELATED TO THIS OFFERING

  OUR STOCK PRICE WILL FLUCTUATE AFTER THIS OFFERING AND YOUR INVESTMENT IN OUR STOCK COULD SUFFER A DECLINE IN VALUE.

     Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our stock might not develop or continue. If you purchase shares of our common stock in the offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon several factors. See "Underwriters" on page 66. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

     - quarterly variations in operating results,

     - changes in financial estimates by securities analysts,

     - announcements by us or our competitors of new products, significant contracts, acquisitions or strategic relationships,

     - publicity about our company, our products and services, our competitors or the medical device industry in general,

     - changes in or proposals to change governmental regulations affecting the health care industry, including regulations affecting the funding of health care-related products or services,

     - additions or departures of key personnel,

     - any future sales of our common stock or other securities, and

     - stock market price and volume fluctuations of publicly-traded companies in general and technology and medical device companies in particular.

     The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and medical device companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock.

  WE MAY INCUR SIGNIFICANT COSTS FROM CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK VOLATILITY.

     Recently, when the market price of a stock has been volatile, holders of that stock have occasionally instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring such a lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

  WE MAY NEED ADDITIONAL FINANCING WHICH COULD BE DIFFICULT TO OBTAIN.

     We expect that the net proceeds from this offering and our existing capital resources will be sufficient to fund our operations at least through 2000. However, our future capital requirements will depend upon numerous factors, including:

     - the availability of capital resources required to fund future operating losses, further develop our marketing and sales organization domestically and internationally, expand manufacturing capacity, finance our sales-type lease program, and meet market demand for our products,

     - the progress of our research and development programs, including clinical trials,

     - the receipt of and the time required to obtain regulatory clearances and approvals,

     - the resources we devote to developing, manufacturing and marketing our products, and

     - the resources, if any, we may devote to the expansion of our business, including through the possible acquisition of businesses, technologies or other intellectual property rights.

     We may require additional funds, and we cannot be certain that additional funding will be available when needed or on terms acceptable to us. Further, if we issue additional equity securities, stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

  OUR STOCK PRICE COULD BE ADVERSELY AFFECTED BY SHARES BECOMING AVAILABLE FOR SALE.

     Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For a more detailed description, see "Shares Eligible for Future Sale" on page 64.

  INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER ASPECT AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.

     After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the
aggregate, approximately      % of our outstanding common stock. As a result,
these stockholders, if acting together, would have the ability to exercise control over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:

     - the election of directors,

     - the amendment of charter documents,

     - the approval of certain mergers and other significant corporate transactions, such as a sale of substantially all of our assets, or

     - the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

  ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL.

     Provisions in our restated certificate of incorporation and our amended and restated by-laws, provisions of Delaware law and the automatic acceleration of the vesting of options to purchase shares of our common stock and restricted stock upon a change of control, may have the effect of delaying or preventing a change of control or changes in our management that a stockholder might consider favorable.

  PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL
DILUTION.

     We expect that the initial public offering price per share will significantly exceed the net tangible book value per share of the outstanding common stock. Accordingly, purchasers of common stock in this offering will suffer immediate and substantial dilution of their investment. In the past, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

  WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING AND THE FAILURE OF MANAGEMENT TO APPLY SUCH FUNDS EFFECTIVELY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We plan to use the proceeds from this offering for general corporate purposes. Therefore, we will have broad discretion as to how we will spend the proceeds, and stockholders may not agree with the ways in which we use the proceeds. We may not be successful in investing the proceeds from this offering in our operations or external investments to yield a favorable return.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the
shares of common stock will be approximately $          , assuming an initial
public offering price of $     per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that our
net proceeds will be approximately $          .

     The principal purposes of this offering are to establish a public market for our common stock, to increase our visibility in the marketplace, to facilitate future access to public capital markets, to provide liquidity to existing stockholders and to obtain additional working capital.

     We currently intend to use a portion of the net proceeds from this offering for general corporate purposes, including working capital, product development, increasing our sales and marketing capabilities and expanding our international operations. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no specific understandings, commitments or agreements with respect to any such acquisition or investment. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. We have a working capital line of credit with a bank which prohibits the declaration or payment of cash dividends without the consent of the lender.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of July 3, 1999. The as adjusted information gives effect to the conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering and assumes the filing of our restated certificate of incorporation after the
closing of this offering authorizing                shares of preferred stock
and                shares of common stock. The as adjusted information also
gives effect to the issuance and sale of the                shares of common
stock in this offering at an assumed initial public offering price of $     per
share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                   JULY 3, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $  1,081     $
Stockholders' equity:
  Preferred stock, $.01 par value; no shares authorized,
     issued or outstanding (actual);                shares
     authorized, no shares issued or outstanding (as
     adjusted)..............................................        --
  Convertible preferred stock, $.01 par value; 22,363,224
     shares authorized (actual); 11,067,238 issued and
     outstanding (actual); (liquidation
     preference -- $58,962,591 (actual)); no shares
     authorized, issued or outstanding (as adjusted);
     (liquidation preference -- $0 (as adjusted))...........    67,560
  Common stock, $.01 par value; 17,030,000 shares authorized
     (actual); 1,789,905 shares issued and outstanding
     (actual);             shares authorized (as adjusted);
                 shares issued and outstanding (as
     adjusted)..............................................        18
  Additional paid-in capital................................     1,056
  Warrants..................................................       146
  Notes receivable from employees and directors.............      (305)
  Deferred compensation.....................................      (290)
  Accumulated other comprehensive income....................        (1)
  Accumulated deficit.......................................   (52,434)
                                                              --------
          Total stockholders' equity........................    15,750
                                                              --------
               Total capitalization.........................  $ 16,831     $
                                                              ========     ========

     The outstanding share information excludes 2,170,666 shares of common stock issuable upon exercise of outstanding options as of July 3, 1999 with a weighted average exercise price of $3.03 and warrants to purchase 192,902 shares of common stock with an exercise price of $12.50 per share.

                                    DILUTION

     Our pro forma net tangible book value as of July 3, 1999, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, was approximately
$     million, or $     per share of common stock. Pro forma net tangible book
value per share represents our total assets less total liabilities and
intangibles, divided by the      shares of common stock outstanding after giving
effect to the conversion of all outstanding shares of convertible preferred stock into common stock. Net tangible book value dilution per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. After giving effect to the issuance
and sale of the      shares of common stock in this offering, at an assumed
offering price of $     per share and after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of July 3, 1999 would have been
$          million, or $     per share. This represents an immediate increase in
pro forma net tangible book value to existing stockholders of $     per share.
The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their investment of
$     per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............                $
  Pro forma net tangible book value per share as of July 3,
     1999...................................................    $
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................
Pro forma net tangible book value per share after this
  offering..................................................
Dilution per share to new investors.........................                $
                                                                            ========

     The following table summarizes, on a pro forma basis, giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, as of July 3, 1999, the difference between the number of shares of common stock purchased from Aspect, the total consideration paid to Aspect and the average price per share paid by existing stockholders and by new investors. In accordance with the following table, new investors will contribute % of the total consideration for, and own % of the outstanding shares of, the common stock of Aspect. The calculation below is based on an assumed initial public offering price of $ per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                           SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                         ---------------------    -------------------    PRICE PER
                                           NUMBER      PERCENT     AMOUNT     PERCENT      SHARE
                                           ------      -------     ------     -------    ---------
Existing stockholders..................  12,857,143          %    $                 %    $
New investors..........................                                                  $
                                         ----------     -----     --------    ------
          Total........................                 100.0%    $            100.0%
                                         ==========               ========

     The table above assumes no exercise of stock options or warrants outstanding at July 3, 1999. As of July 3, 1999, there were outstanding options to purchase 2,170,666 shares of common stock with a weighted average exercise price of $3.03 per share and warrants to purchase 192,902 shares of common stock with an exercise price of $12.50 per share. To the extent all of such outstanding options and warrants had been exercised as of July 3, 1999, pro forma net tangible book value per share after this offering would be
$          and total dilution per share to new investors would be $          .

     If the underwriters' over-allotment option is exercised in full, the number
of shares held by new investors will increase to      shares, or      % of the
total number of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial data as of July 3, 1999 and for the six-months ended July 4, 1998 and July 3, 1999 are derived from our unaudited consolidated financial statements included in this prospectus and include all adjustments, which are only normal, recurring adjustments, necessary for a fair statement of the financial position and results of operations for the unaudited periods. The historical results presented here are not necessarily indicative of future results.

                                                                                          SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                  -----------------
                                   ----------------------------------------------------   JULY 4,   JULY 3,
                                     1994        1995      1996       1997       1998      1998      1999
                                   ---------   --------   -------   --------   --------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue..........................  $     852   $  1,067   $ 1,389   $  3,068   $ 11,238   $ 4,420   $11,712
Costs and expenses:
  Costs of revenue...............        525        704     1,096      3,602      5,880     2,662     4,236
  Research and development.......      2,311      2,870     2,338      2,603      4,042     1,942     2,346
  Sales and marketing............      1,291      1,285     1,561      4,813     10,354     4,670     7,566
  General and administrative.....      1,216      1,815     1,871      2,358      4,254     1,960     2,293
                                   ---------   --------   -------   --------   --------   -------   -------
    Total costs and expenses.....      5,343      6,674     6,866     13,376     24,530    11,234    16,441
Loss from operations.............     (4,491)    (5,607)   (5,477)   (10,308)   (13,292)   (6,814)   (4,729)
Interest income, net.............        231         61        81        422        459       297       644
Other expense....................         --         --        --         --       (774)       --        --
                                   ---------   --------   -------   --------   --------   -------   -------
Net loss.........................  $  (4,260)  $ (5,546)  $(5,396)  $ (9,886)  $(13,607)  $(6,517)  $(4,085)
                                   =========   ========   =======   ========   ========   =======   =======
Net loss per share:
  Basic and diluted..............  $ (822.34)  $(281.65)  $(57.76)  $ (15.63)  $ (11.70)  $ (6.34)  $ (2.79)
                                   =========   ========   =======   ========   ========   =======   =======
  Pro forma basic and diluted....                                              $  (1.31)            $ (0.33)
                                                                               ========             =======
Shares used in computing net loss
  per share:
  Basic and diluted..............          5         20        93        632      1,163     1,028     1,463
  Pro forma basic and diluted....                                                10,352              12,530

                                                                DECEMBER 31,
                                                 -------------------------------------------     JULY 3,
                                                  1994     1995     1996     1997     1998         1999
                                                 ------   ------   ------   ------   -------   ------------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities...................................  $4,258   $3,329   $2,231   $4,981   $21,273     $16,111
Working capital................................   4,273    3,054    1,029    3,052    17,286      11,217
Total assets...................................   5,719    4,552    3,973    7,603    28,589      27,083
Long-term debt.................................     423      333      270      118     1,441       1,081
Total stockholders' equity.....................   4,460    3,028    1,066    4,067    19,688      15,750

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus.

OVERVIEW

     We develop, manufacture and market an anesthesia monitoring system that we call the BIS system. The BIS system enables anesthesia providers to assess and manage a patient's level of consciousness during surgery. Our proprietary BIS system includes our BIS monitor or BIS Module Kit and our disposable BIS Sensors. The BIS system is based on our patented core technology, the Bispectral Index, which we refer to as the BIS index. The BIS index is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. Our latest generation monitor, the A-2000 BIS Monitor, was cleared for marketing by the FDA in February 1998. Our other monitor products are the A-1000 Monitor, the A-1050 EEG Monitor with BIS and the BIS Module Kit. After the introduction of the A-2000 BIS Monitor, we ceased active marketing of the A-1050 Monitor domestically. In addition to the disposable BIS Sensor, we offer the Zipprep EEG Electrode.

     We follow a system of fiscal months as opposed to calendar months. Under this system, the first eleven months of each fiscal year end on a Saturday and the last month of the fiscal year always ends on December 31. All references to the six months ended July 4, 1998 relate to the period from January 1, 1998 to July 4, 1998, and all references to the six months ended July 3, 1999 relate to the period from January 1, 1999 to July 3, 1999.

     We offer customers the option either to purchase the BIS monitors outright or to acquire the BIS monitors pursuant to a sales-type lease agreement whereby the customer contractually commits to purchase a minimum number of BIS Sensors per BIS monitor per year. Under this agreement, customers purchase BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. The customer is granted an option to purchase the BIS monitor at the end of the term of the agreement, which is typically three to five years. Revenue related to BIS monitors sold pursuant to sales-type leases is recognized at the time of shipment of the BIS monitors. Sales-type leases accounted for approximately 11%, 10% and 27% of revenue in 1996, 1997 and 1998, respectively, and for approximately 30% and 21% of revenue in the six months ended July 4, 1998 and the six months ended July 3, 1999, respectively.

     We derive our revenue primarily from sales of monitors, including related accessories and BIS Module Kits, and sales of disposable sensors. In 1996, 1997 and 1998, revenue from the sale of monitors represented approximately 87%, 80% and 67%, respectively, of our revenue, and revenue from the sale of disposable sensors represented approximately 13%, 20% and 33%, respectively, of our revenue. In the six months ended July 4, 1998 and the six months ended July 3, 1999, revenue from the sale of monitors represented approximately 73% and 56%, respectively, of our revenue, and revenue from the sale of disposable sensors represented approximately 27% and 44%, respectively, of our revenue. We expect that revenue from the sale of disposable sensors will continue to increase as a percentage of revenue.

     Revenue from domestic sales in 1996, 1997 and 1998 was approximately $699,000, $1.9 million and $10.3 million, respectively, which represented approximately 51%, 61% and 92%, respectively, of our revenue. Revenue from international sales in 1996, 1997 and 1998 was approximately $689,000, $1.2 million and $942,000, respectively, which represented approximately 49%, 39% and 8%, respectively, of our revenue. In the six months ended July 4, 1998 and the six months ended July 3, 1999, revenue from domestic sales was approximately $3.8 million and $10.6 million, respectively, which represented approximately 86% and 91%, respectively, of our revenue, and revenue from international sales was approximately $626,000 and $1.1 million, respectively, which represented approximately 14% and 9%, respectively, of our revenue.

     Effective July 1, 1998, our agreement with a third party to distribute our monitors internationally, except in Japan, was terminated pursuant to the terms of the agreement. Sales to this third party represented substantially all of our revenue from international sales in 1996, 1997 and 1998. In the six months ended July 3, 1999, sales to this third party represented approximately 3% of our international revenue. In December 1998 and March 1999, we established subsidiaries in The Netherlands and the United Kingdom, respectively, to facilitate our entry into the international market. We are developing our international sales and distribution program through a combination of distributors and marketing partners, including companies with which we have entered into OEM relationships. We expect to enhance our international third-party distribution program through direct sales to select customers and to support these customers with clinical specialists. In January 1998, we entered into a three-year distribution agreement with a third party to distribute BIS monitors in Japan. During 1998 and the six months ended July 3, 1999, sales to this third party represented approximately 3% and 6% of international revenue, respectively. As a result of our move into the international market, we anticipate that international sales will increase in absolute dollars.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, information expressed as a percentage of revenue. This information has been derived from our consolidated statements of operations included elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any period.

                                               YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED
                                               -----------------------    ----------------------------
                                               1996     1997     1998     JULY 4, 1998    JULY 3, 1999
                                               ----     ----     ----     ------------    ------------
Revenue......................................   100%     100%     100%         100%           100%
Costs and expenses:
  Costs of revenue...........................    79      117       52           60             36
  Research and development...................   168       85       36           44             20
  Sales and marketing........................   112      157       92          106             65
  General and administrative.................   135       77       38           44             19
                                               ----     ----     ----         ----            ---
     Total costs and expenses................   494      436      218          254            140
Loss from operations.........................  (394)    (336)    (118)        (154)           (40)
Interest income, net.........................     5       14        4            6              5
Other expense................................    --       --       (7)          --             --
                                               ----     ----     ----         ----            ---
Net loss.....................................   (389)%   (322)%   (121)%        (148)%             (35)%
                                               ====     ====     ====         ====            ===

  SIX MONTHS ENDED JULY 3, 1999 COMPARED TO SIX MONTHS ENDED JULY 4, 1998

     Revenue. Our revenue increased to approximately $11.7 million in the six months ended July 3, 1999 from approximately $4.4 million in the six months ended July 4, 1998, an increase of approximately 166%. Revenue from the sale of monitors increased to approximately $6.6 million in the six months ended July 3, 1999 from approximately $3.2 million in the six months ended July 4, 1998, an increase of approximately 106%. Revenue from the sale of disposable sensors increased to approximately $5.1 million in the six months ended July 3, 1999 from approximately $1.2 million in the six months ended July 4, 1998, an increase of approximately 325%. The growth in sales of monitors was primarily attributable to the growth of our direct sales force, the contribution of the international organization and sales of the BIS Module Kit, which was introduced in the second half of 1998. The increase in sales of disposable sensors was primarily attributable to growth in the installed base of monitors.

     Our gross profit was approximately 64% of revenue in the six months ended July 3, 1999 as compared to a gross profit of approximately 40% of revenue in the six months ended July 4, 1998. The increase in the gross profit percentage in the six months ended July 3, 1999 as compared to the six months ended July 4, 1998 was primarily attributable to an increase in sales of disposable sensors as a percentage of revenue. Disposable sensors have a higher profit margin than monitors. The increase in the gross profit percentage for this period also resulted from higher average monitor selling prices and improved manufacturing efficiencies. We expect that sales of higher margin disposable sensors will continue to increase as a percentage of revenue.

     Research and Development. Research and development expenses increased to approximately $2.4 million in the six months ended July 3, 1999 from approximately $1.9 million in the six months ended July 4, 1998, an increase of approximately 26%. Research and development expenses decreased as a percentage of revenue. The increase in absolute dollars was primarily attributable to continued product development efforts related to the A-2000 BIS Monitor, BIS Sensor and BIS Module Kit, development of products for use outside the operating room in the intensive care unit and for procedural sedation, and an increase in research and development personnel and related payroll and other expenses. We expect research and development expenses to increase in absolute dollars as we continue to invest in product improvements, product extensions and technology development.

     Sales and Marketing. Sales and marketing expenses increased to approximately $7.6 million in the six months ended July 3, 1999 from approximately $4.7 million in the six months ended July 4, 1998, an increase of approximately 62%. Sales and marketing expenses decreased as a percentage of revenue. The increase in absolute dollars in 1999 was primarily attributable to an increase in sales and marketing personnel and related payroll and other expenses and an increase in professional education programs, customer support and clinical education initiatives, development of sales materials and participation at trade shows. We expect sales and marketing expenses to increase in absolute dollars as we continue to expand our international operations, increase our direct sales force and clinical specialists in the United States and engage in activities to further educate and promote the use of the BIS system by our customers.

     General and Administrative. General and administrative expenses increased to approximately $2.3 million in the six months ended July 3, 1999 from approximately $2.0 million in the six months ended July 4, 1998, an increase of approximately 15%. General and administrative expenses decreased as a percentage of revenue. The increase in absolute dollars was primarily attributable to an increase in general and administrative personnel to support our growth and related payroll and other expenses. We expect general and administrative expenses to increase in absolute dollars as we increase the number of personnel and related resources required to support our growth.

     Interest Income, Net. Interest income, net, increased to approximately $644,000 in the six months ended July 3, 1999 from approximately $297,000 in the six months ended July 4, 1998, an increase of approximately 117%. Interest income increased to approximately $740,000 in the six months ended July 3, 1999 from approximately $313,000 in the six months ended July 4, 1998, an increase of approximately 136%. The increase in interest income was primarily attributable to a higher average outstanding balance of cash and investments resulting from the sale of our convertible preferred stock in February 1998 and December 1998 and an increase in our investment in sales-type leases. Interest expense increased to approximately $96,000 in the six months ended July 3, 1999 from approximately $16,000 in the six months ended July 4, 1998, an increase of approximately 500%, as a result of higher average outstanding debt obligations under an equipment loan in the second half of 1998. We expect interest income to increase in absolute dollars because of higher cash and investments balances resulting from our initial public offering.

     Net Loss. Our net loss decreased to approximately $4.1 million in the six months ended July 3, 1999 from approximately $6.5 million in the six months ended July 4, 1998, a decrease of 37%, as a result of the factors discussed above.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenue. Our revenue increased to approximately $11.2 million in 1998 from approximately $3.1 million in 1997, an increase of approximately 261%. Revenue from the sale of monitors increased to approximately $7.5 million in 1998 from approximately $2.5 million in 1997, an increase of approximately 200%. Revenue from the sale of disposable sensors increased to approximately $3.7 million in 1998 from approximately $606,000 in 1997, an increase of approximately 511%. The increase in revenue from the sale of monitors was primarily attributable to the commercial introduction of the A-2000 BIS Monitor and the BIS Module Kit in 1998, and the increase in the growth of the direct sales force in 1998. The increase in revenue from the sale of disposable sensors was primarily attributable to the growth in the installed base of monitors and increased use of disposable sensors.

     In 1998, gross profit was approximately 48% of revenue as compared to a gross loss (revenue less costs of revenue) of approximately 17% of revenue in 1997. The increase in gross profit in 1998 as compared to the gross loss in 1997 was primarily attributable to the introduction of the A-2000 BIS Monitor in 1998 which has a lower per unit cost compared to the A-1050 Monitor, and an increase in sales of disposable sensors as a percentage of revenue. Disposable sensors have a higher profit margin than monitors. The increase in gross profit in 1998 also resulted from a higher provision for excess and obsolete inventory in 1997 due to the transition from the A-1050 Monitor to the A-2000 BIS Monitor and improved manufacturing efficiencies in 1998.

     Research and Development. Research and development expenses increased to approximately $4.0 million in 1998 from approximately $2.6 million in 1997, an increase of approximately 54%. Research and development expenses decreased as a percentage of revenue. The increase in absolute dollars in 1998 was primarily attributable to the continued product development efforts related to the A-2000 BIS Monitor and the BIS Module Kit, development of products for use outside of the operating room, in the intensive care unit and for procedural sedation, an increase in expenses related to clinical studies, and an increase in research and development personnel and related payroll and other expenses.

     Sales and Marketing. Sales and marketing expenses increased to approximately $10.4 million in 1998 from approximately $4.8 million in 1997, an increase of approximately 117%. Sales and marketing expenses decreased as a percentage of revenue. The increase in absolute dollars in 1998 was primarily attributable to an increase in sales and marketing personnel and related payroll and other expenses and an increase in professional education and trade show activities.

     General and Administrative. General and administrative expenses increased to approximately $4.3 million in 1998 from approximately $2.4 million in 1997, an increase of approximately 79%. General and administrative expenses decreased as a percentage of revenue. The increase in absolute dollars in 1998 was primarily attributable to an increase in general and administrative personnel and related payroll and other expenses to support our growth, an increase in leased space and an increase in professional services.

     Interest Income, Net. Interest income, net, increased to approximately $459,000 in 1998 from approximately $422,000 in 1997, an increase of approximately 9%. Interest income increased to approximately $553,000 in 1998 from approximately $500,000 in 1997, an increase of approximately 11%, due to an increase in the average outstanding balance of cash and investments resulting from the sale of our convertible preferred stock in February 1998 and December 1998. Interest expense increased to approximately $94,000 in 1998 from approximately $78,000 in 1997, an increase of approximately 21%, as a result of higher average outstanding debt obligations in 1998 related to borrowings under an equipment loan in the second half of 1998.

     Other Expense. Other expense in 1998 related to the costs incurred in our proposed initial public offering, which was terminated in August 1998.

     Net Loss. Our net loss increased to approximately $13.6 million in 1998 from approximately $9.9 million in 1997, an increase of approximately 37%, as a result of the factors discussed above.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenue. Our revenue increased to approximately $3.1 million in 1997 from approximately $1.4 million in 1996, an increase of approximately 121%. Revenue from the sale of monitors increased to approximately $2.5 million in 1997 from approximately $1.2 million in 1996, an increase of approximately 108%. Revenue from the sale of disposable sensors increased to approximately $606,000 in 1997 from approximately $181,000 in 1996, an increase of approximately 235%. The increase in revenue in 1997 from the sale of monitors was primarily attributable to the commercial introduction of the A-1050 Monitor in 1996 and the increase in the growth of our direct sales force in 1997. The increase in revenue from the sale of disposable sensors was primarily attributable to the commercial introduction of the BIS Sensor in 1997 and growth in the installed base of monitors. In 1996, the Zipprep EEG Electrode was our only disposable sensor.

     In 1997, we had a gross loss of approximately 17% of revenue as compared to a gross profit of approximately 21% of revenue in 1996. The gross loss in 1997 and the decrease in gross profit as compared to 1996 resulted primarily from under-absorbed overhead costs and provisions for excess and obsolete inventory due to the transition from the A-1050 Monitor to the A-2000 BIS Monitor.

     Research and Development. Research and development expenses increased to approximately $2.6 million in 1997 from approximately $2.3 million in 1996, an increase of approximately 13%. Research and development expenses decreased as a percentage of revenue. The increase in absolute dollars in 1997 was primarily attributable to the new product development efforts related to the A-2000 BIS Monitor and the BIS Module Kit.

     Sales and Marketing. Sales and marketing expenses increased to approximately $4.8 million in 1997 from approximately $1.6 million in 1996, an increase of approximately 200%. This increase was primarily attributable to an increase in sales and marketing personnel, including the establishment of the clinical specialist group, and the related costs of compensation, benefits and travel expenses.

     General and Administrative. General and administrative expenses increased to approximately $2.4 million in 1997 from approximately $1.9 million in 1996, an increase of approximately 26%. General and administrative expenses decreased as a percentage of revenue. The increase in absolute dollars was primarily attributable to an increase in general and administrative personnel to support our growth.

     Interest Income, Net. Interest income, net, increased to approximately $422,000 in 1997 from $81,000 in 1996, an increase of approximately 421%. Interest income increased to approximately $500,000 in 1997 from approximately $144,000 in 1996, an increase of approximately 247%, due to an increase in the average outstanding balance of cash and investments resulting from the sale of our convertible preferred stock in February 1997. Interest expense increased to approximately $78,000 in 1997 from approximately $63,000 in 1996, an increase of approximately 24%, as a result of higher average outstanding capital lease obligations in 1997.

     Net Loss. Our net loss increased to approximately $9.9 million in 1997 from approximately $5.4 million in 1996, an increase of approximately 83%, as a result of the factors discussed above.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited selected operating results for each of the six fiscal quarters in the period ended July 3, 1999. We believe that the following selected quarterly information includes all adjustments (consisting only of normal, recurring adjustments) that we consider necessary to present this information fairly. This financial information should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                                  QUARTER ENDED
                                       -------------------------------------------------------------------
                                       APRIL 4,   JULY 4,   OCTOBER 3,   DECEMBER 31,   APRIL 3,   JULY 3,
                                         1998      1998        1998          1998         1999      1999
                                       --------   -------   ----------   ------------   --------   -------
Revenue..............................  $ 1,733    $ 2,687    $ 3,082       $ 3,736      $ 5,327    $ 6,385
Net loss.............................   (2,817)    (3,700)    (3,942)       (3,148)      (2,119)    (1,966)

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily from the sale of our convertible preferred stock. Through July 3, 1999, we raised approximately $67.6 million from equity financings and have received approximately $3.4 million in equipment financing. We have a working capital line of credit of which approximately $1.6 million was drawn against at July 3, 1999. At July 3, 1999, we had approximately $1.3 million committed to the purchase of equipment related to the expansion of our automated BIS Sensor production line.

     Working capital at July 3, 1999 was approximately $11.2 million compared to approximately $17.3 million and approximately $3.1 million at December 31, 1998 and 1997, respectively. The decrease in working capital from December 31, 1998 to July 3, 1999 was primarily attributable to continued operating losses and an increase in accounts payable and accrued liabilities, offset by increases in accounts receivable, investment in sales-type leases, inventory and a decrease in deferred revenue. The increase in working capital from 1997 to 1998 was primarily attributable to the sale of our convertible preferred stock in February 1998 and December 1998, and an increase in accounts receivable and investment in sales-type leases, offset by a decrease in inventory and increases in accrued liabilities, current portion of long-term debt and deferred revenue.

     We used approximately $4.9 million of cash for operations in the six months ended July 3, 1999. Cash used for operations during this period was primarily driven by operating losses, increases in accounts receivable, investment in sales-type leases and inventory, offset by increases in accounts payable and accrued liabilities. We used approximately $25.7 million for operations during the three years ended December 31, 1998. Cash used for operations during this period was also primarily driven by operating losses, increases in accounts receivable, investment in sales-type leases and other current assets, offset by increases in accounts payable, accrued liabilities and deferred revenue.

     We received approximately $1.2 million of cash from investing activities in the six months ended July 3, 1999. We sold approximately $2.6 million, net, of marketable securities and invested approximately $1.4 million in manufacturing equipment and information systems. We used approximately $6.6 million for investing activities during the three years ended December 31, 1998. We invested approximately $3.2 million, net, in marketable securities and approximately $3.4 million in manufacturing equipment, leasehold improvements and new information systems.

     We received approximately $1.1 million of cash from financing activities in the six months ended July 3, 1999 primarily as a result of borrowings under our working capital line of credit at July 3, 1999. We received approximately $47.1 million of cash from financing activities during the three years ended December 31, 1998. Cash provided by financing activities during this period was primarily the result of the sale of our convertible preferred stock in the three year period ended December 31, 1998 and proceeds from our equipment loan.

     In June 1998, we entered into a loan agreement with a commercial bank. Under the terms of this loan agreement, we may borrow up to $5.0 million for working capital and equipment. The amount available to us under the working capital portion of the loan agreement is based upon a percentage of our outstanding accounts receivable. The outstanding principal under the working capital portion of the loan agreement is due and payable in December 1999. The principal amount outstanding under the equipment portion of the loan agreement is being repaid in 36 equal monthly installments which commenced in January 1999. The loan agreement contains certain restrictive covenants that require us to maintain minimum liquidity or debt service coverage ratios. The agreement also restricts us from declaring and paying cash dividends. At July 3, 1999, approximately $1.8 million was outstanding under the equipment portion of the loan agreement and approximately $1.6 million was outstanding under the working capital portion of the loan agreement. No additional amounts are available to us under the equipment portion of the loan agreement and at July 3, 1999 we had borrowed the total amount available to us under the working capital portion of the loan agreement.

     In July 1999, we entered into an agreement which allows us to sell some of our existing and future investments in sales-type leases to a third-party finance company. Upon sale, we expect to receive an amount approximately equal to our investment in sales-type leases sold.

     We anticipate that capital expenditures for the remainder of 1999 will be approximately $2.5 million. These funds will primarily be used for the purchase of manufacturing equipment and for the preparation of and move to our new facility, which we anticipate occupying in late 1999.

     We believe that the financial resources available to us, including our current working capital, any future availability under the working capital portion of our loan agreement, proceeds from selling our investments in sales-type leases, together with the net proceeds of this offering, will be sufficient to finance our planned operations and capital expenditures at least through 2000. However, our future liquidity and capital requirements will depend upon numerous factors, including the resources required to further develop our marketing and sales organization domestically and internationally, to expand manufacturing capacity, to finance our sales-type lease program and to meet market demand for our products.

YEAR 2000 COMPLIANCE

     The year 2000 problem stems from the fact that many currently installed computer systems include software and hardware products that are unable to distinguish dates after December 31, 1999. As a result, computer software and/or hardware used by many companies and governmental agencies may need to be upgraded to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions to normal business activities.

     We have defined year 2000 compliant or year 2000 readiness as the ability to:

     - correctly handle date information needed for dates after December 31, 1999,

     - function according to the product documentation provided for these date changes, without changes in operation, assuming correct configuration,

     - where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner,

     - store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century, and

     - recognize year 2000 as a leap year.

     State of Readiness. We are assessing the year 2000 readiness of our operating, financial and administrative systems, including the hardware and software that support our systems. This review includes assessing, validating, testing and, where necessary, remediating, upgrading and replacing noncompliant systems, hardware or software, as well as evaluating the need for contingency planning.

     For our currently marketed products, we have completed our year 2000 compliance testing efforts and believe that our current products are year 2000 compliant in all material respects. We have tested the older versions of our products for year 2000 compliance and have determined that some older versions of our products are not year 2000 compliant. We have made available to our customers a description of the year 2000 readiness of these older versions of our products. We have made available to our customers who are using older versions of our products which are not year 2000 compliant the option to upgrade the software to current versions. The upgrades are easy and quick to perform and require no special skills or tools.

     For all other material internal information technology systems, our year 2000 task force is currently conducting an inventory of and developing testing procedures for all software and related systems we believe may be affected by year 2000 issues. Since third parties developed and currently support many of the systems that we use, a significant part of this effort is to ensure that these third-party systems are year 2000 compliant. To date, the internal evaluation has determined that all our critical hardware and software are year 2000 compliant. We have identified a small number of desktop computers and workstations with operating systems that are not year 2000 compliant. The hardware and operating systems on this equipment are currently being upgraded and the majority of our scientific software has already been transferred and validated. This hardware and software migration will be complete by the fourth quarter of 1999.

     We are also conducting an assessment of our non-information technology systems. Some aspects of our facilities and manufacturing equipment may include embedded technology, such as microcontrollers. The year 2000 problem could cause a system failure or miscalculation in such facilities or manufacturing equipment which could disrupt our operations. Affected areas include security systems, voice mail and telephone systems and computer-based production and test equipment. We have identified the potential problem areas and have developed a remediation plan to correct any issues. This plan includes contacting vendors to obtain year 2000 compliance certification for the equipment provided by them. This phase of the year 2000 project is currently on schedule for completion during the fourth quarter of 1999.

     Costs. Our costs to date associated with assessment, remediation and testing activities concerning the year 2000 problem have not been material. Costs incurred for year 2000 compliance for our products were included in the continuing costs of research and development. We do not expect that we will incur material additional costs in connection with identifying, evaluating and addressing year 2000 compliance issues. It is not possible for us to completely estimate the costs we have incurred to date or expect to incur in coming months as most of our expenses are related to, and are expected to continue to relate to, the operating costs associated with time spent by employees and consultants in the evaluation process and year 2000 compliance matters generally. We have funded and will continue to fund all year 2000 compliance activities principally through cash provided by our financing activities.

     Worst Case Scenario. Our reasonably likely worst case year 2000 scenario would be that a material third-party vendor or supplier, such as a limited or sole source supplier, would, as a result of its own year 2000 difficulties, fail to successfully remediate year 2000 problems in hardware, software or equipment which is material to our business and operations. If this scenario occurred, we may be required to seek out new vendors and suppliers, which may not be available to us on a timely basis, if at all. Furthermore, we would be required to certify certain new limited or sole source suppliers. If we are required to seek out or certify new vendors or suppliers, it will be costly and divert management's attention, which could have a material adverse effect on our business and operating results.

     Contingency Plan. To date, we have no specific contingency plan to address the effect of year 2000 compliance failures. If, in the future, it comes to our attention that certain of our products need modifications or certain of our third party hardware, software and equipment are not year 2000 compliant or certain vendors are not year 2000 compliant, then we will seek to make the necessary modifications or substitutions. In such cases, we expect these modifications or substitutions to be made on a timely basis. However, we may not be able to modify our products, services, systems and equipment or find alternative vendors in a timely and successful manner to comply with year 2000 requirements, which could have a material adverse effect on our business, financial condition and results of operations.

CONVERSION TO EURO

     Eleven of the 15 members of the European Union have agreed to adopt the Euro as their legal currency. Our current information systems allow us to currently process Euro-denominated transactions. We are also assessing the business implications of the conversion to the Euro, including long-term competitive implications and the effect of market risk with respect to financial instruments. Substantially all of our international sales are denominated in United States dollars. We do not believe the Euro will have a significant effect on our business, financial condition or results of operations. We will continue to assess the impact of Euro conversion issues as the applicable accounting, tax, legal and regulatory guidance evolves.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Most of our revenue, expenses and capital spending are transacted in U.S. dollars. However, the expenses and capital spending of our international subsidiaries are transacted in local currency. As a result, changes in foreign currency exchange rates or weak economic conditions in foreign markets could affect our financial results. We do not use derivative instruments to hedge our foreign exchange risk. Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalent balances, marketable securities, investment in sales-type leases and loan agreement. The majority of our investments are in short-term instruments and subject to fluctuations in U.S. interest rates. Due to the nature of our short-term investments, we believe that there is no material risk exposure.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivatives and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS 133 to be effective for all fiscal quarters beginning after June 15, 2000. The adoption of SFAS 133, as amended, is not expected to have a material effect on our financial condition and results of operations as we do not currently hold any derivative instruments or engage in hedging activities.

                                    BUSINESS

OVERVIEW

     We develop, manufacture and market an anesthesia-monitoring system that we call the BIS system. The BIS system enables anesthesia providers to assess and manage a patient's level of consciousness during surgery. Our proprietary BIS system includes our BIS monitor or BIS Module Kit and our single-use, disposable BIS Sensors. The BIS system is based on our patented core technology, the Bispectral Index, which we refer to as the BIS index. The BIS index is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. We developed the BIS system over 10 years, and it is the subject of 10 issued and six pending United States patents. As of July 3, 1999, more than 3,450 BIS monitors have been installed worldwide, including 3,226 BIS monitors in approximately 450 sites in the United States. These sites include 29 of the 100 largest hospitals and 25% of teaching hospitals with anesthesia residency programs. We believe that over 650,000 patients have been monitored using the BIS index during surgery. Our latest generation monitor, the A-2000 BIS Monitor, was cleared for marketing by the FDA in February 1998. We market the BIS system in the United States primarily through a direct sales organization and internationally through distributors and marketing partners. We have also established OEM relationships with several patient monitoring and anesthesia equipment companies to incorporate our BIS technology into their equipment using the BIS Module Kit.

     Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system results in:

     - a reduction in the amount of anesthetics used,

     - faster wake-up from anesthesia,

     - less patient time in the operating room and the post-anesthesia care unit following surgery,

     - higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room,

     - improvements in the quality of recovery, and

     - improvements in the means to assess the risk of surgical awareness, the unintentional regaining of consciousness during surgery.

MARKET OPPORTUNITY

     Each year, approximately 29 million patients in the United States and more than 35 million patients in Europe and Japan receive anesthesia for surgical procedures. We estimate that approximately 70% of these surgical patients in the United States, or 20 million patients, receive general anesthesia or deep sedation monitored by an anesthesia provider. In the United States, there are more than 34,000 operating rooms in hospitals and 5,000 operating rooms in outpatient surgical centers. We believe that the aggregate number of operating rooms in Europe and Japan exceeds the number of operating rooms in the United States. Operating rooms represent our initial market opportunity for the sale of BIS monitors, and surgical procedures utilizing general anesthesia or deep sedation represent our initial market opportunity for annual sales of BIS Sensors.

     When administering general anesthesia, providers use a combination of drugs to accomplish three basic objectives:

     - to render the patient unconscious,

     - to prevent response to pain, and

     - to ensure the patient will not move during surgery.

Anesthesia providers historically have had no direct means of assessing a patient's level of consciousness during surgery. They have generally relied on recommended drug dosages and on indirect indicators of consciousness, including blood pressure and heart rate. This approach cannot always account for variability in patient responses to anesthesia or changes in anesthetic requirements during the course of surgery. Furthermore, indirect measures such as blood pressure and heart rate are not reliable indicators of a patient's level of consciousness. Consequently, historical approaches to anesthesia may result in patients being undermedicated or overmedicated during surgery.

     Undermedication may lead to surgical awareness, which is the unintentional regaining of consciousness during surgery. Surgical awareness may be undetected during surgery because anesthetized patients who have received muscle relaxants may be unable to communicate that they are conscious. Published reports estimate that surgical awareness occurs in approximately 0.2% of procedures requiring general anesthesia per year. In the United States 0.2% is equal to approximately 35,000 cases of surgical awareness per year.

     Overmedication may result from an effort to ensure that the patient is rendered unconscious to reduce the risk of surgical awareness. Overmedication contributes to the high cost of surgical care as a result of increased drug costs, prolonged and unpredictable wake-ups from anesthesia and prolonged post-anesthesia recovery in the post-anesthesia care unit. These factors, in turn, lead to inefficiencies in operating room and post-anesthesia care unit scheduling and increased personnel costs.

     Additional market opportunities outside the operating room for patient monitoring with the BIS system include sedation in intensive care units and for diagnostic and therapeutic procedures. Sedation of patients is achieved through the use of anesthetic or sedative drugs to affect the level of consciousness. During sedation, the desired level of consciousness may range from a relaxed but awake state to a deep state approaching a general anesthetic level.

     In the United States, there are more than 83,000 beds in intensive care units and over 23 million patient days per year are spent in the intensive care unit. In Western Europe and Japan, there are approximately 91,000 intensive care unit beds, and over 26 million patient days per year are spent in the intensive care unit. We believe that approximately one-third of patients in the intensive care unit could benefit from consciousness monitoring. Currently, the assessment of a patient's level of sedation in the intensive care unit is subjective and is conducted only on an intermittent basis during the patient's stay. This assessment relies on indirect measures and is usually carried out by several different medical personnel, many of whom are not trained in anesthesia. As a result, we believe that both overmedication and undermedication occur in patients in the intensive care unit, both of which may extend the patient's length of stay. Extending the patient's length of stay in the intensive care unit may contribute to additional medical complications and increased costs of care. In addition, undermedication of patients can lead to patient discomfort and agitation, which may contribute to dangerous complications for the patient.

     Each year, approximately 30 million patients undergo diagnostic and therapeutic procedures using sedation outside the operating room and intensive care unit, which we refer to as procedural sedation. We estimate that in the United States there are more than 46,000 rooms in hospitals, outpatient surgical centers, doctors' offices and dentists' offices where these procedures are performed. Overmedication during procedural sedation may cause a patient to lose consciousness and fall into a state of general anesthesia resulting in the loss of protective reflexes, including the ability to breath without mechanical assistance. Undermedication during procedural sedation may cause a patient to experience significant unnecessary discomfort.

     We believe that an effective tool for monitoring a patient's level of consciousness will address the problems of overmedication and undermedication in anesthesia and sedation monitoring and will contribute to improving the quality, safety and cost effectiveness of anesthesia and sedation.

THE ASPECT SOLUTION: PATIENT MONITORING WITH THE BIS SYSTEM

     We have developed the BIS monitoring system that is based on our proprietary BIS index, the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. Our BIS system is comprised of our BIS monitor or BIS Module Kit and our single-use, disposable BIS Sensors.

The BIS Sensor is applied to a patient's forehead to acquire the EEG, a measure of the electrical activity of the brain. The EEG is then analyzed by the BIS monitor or BIS Module Kit to produce the BIS index. The BIS index is a numerical index that correlates with levels of consciousness and is displayed as a number ranging between 100, indicating that the patient is awake, and zero, indicating an absence of brain activity. In October 1996, the FDA cleared the BIS index for marketing for use as a direct measure of anesthetic effect on the brain, and in February 1998, the FDA cleared for marketing our A-2000 BIS Monitor.

     Our clinically validated BIS index assists anesthesia providers in assessing levels of consciousness during surgery and minimizing the risk of unintentional overmedication or undermedication. Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system results in:

     - a reduction in the amount of anesthetics used,

     - faster wake-up from anesthesia,

     - less patient time in the operating room and the post-anesthesia care unit following surgery,

     - higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room,

     - improvements in the quality of recovery, and

     - improvements in the means to assess the risk of surgical awareness.

     Aspect and others have conducted numerous studies to evaluate the clinical utility of the BIS system. For example, we conducted a 302-patient multicenter, prospective, randomized, controlled clinical utility trial that demonstrated the following benefits from using the BIS system:

     - Cost-Effective Dosing of Anesthetic Drugs. Patients monitored with the BIS system during surgery received 23% less anesthetic than patients who were not monitored with the BIS system. Accordingly, based upon the average cost of the anesthetic drugs used in this utility trial, the use of the BIS system could result in drug cost savings of up to $18 per surgical procedure.

     - Faster and More Predictable Recovery From Anesthesia. Patients monitored with the BIS system during surgery emerged from unconsciousness 35% to 40% faster than patients who were not monitored with the BIS system. Only 5% of patients monitored with the BIS system required more than 15 minutes to emerge from anesthesia compared with 16% of patients who were not monitored with the BIS system. Moreover, patients who were monitored with the BIS system were eligible for discharge from the post-anesthesia care unit 16% faster than patients who were not monitored with the BIS system.

     - Improved Quality of Recovery. Patients received better clinical assessments of their recovery in post-anesthesia care units when the BIS system was used. In addition, 43% of patients monitored with the BIS system were alert and oriented when admitted to the post-anesthesia care unit, as compared to 23% of patients not monitored with the BIS system during surgery.

STRATEGY

     Our objective is to establish the BIS system as a global standard in anesthesia and sedation monitoring. Key elements of our strategy to accomplish our objective include the following:

     - Accelerate Market Penetration Through a Direct Sales Force. We will continue to capitalize on our first-to-market position by utilizing a direct sales force in the United States to further penetrate the market. We believe that a direct sales force is best able to convey to anesthesia providers and administrators the clinical benefits and potential cost savings achievable when patients are monitored with the BIS system. We also intend to complement our direct sales force with specialty distributors in selected markets, the sales organizations of our OEM partners, and contracts with hospital group purchasing organizations. In the United States, we had installed 1,005 monitors in approximately 140 sites as of July 4, 1998 and we had installed 3,226 monitors in approximately 450 sites as of July 3, 1999.

     - Educate and Promote the Use of the BIS System Through Clinical Specialists. We intend to establish and maintain a ratio of approximately 1.5 clinical specialists for each of our direct sales representatives. The principal responsibilities of these clinical specialists are to provide education, training and support for the installed base and to promote use of BIS systems. As of July 3, 1999, we estimate that more than 650,000 patients have been monitored using the BIS system. As a result of the growth in the installed base and the efforts of our clinical specialists, revenue from the sales of BIS Sensors increased from 27% of revenue for the first six months of 1998 to 44% of revenue for the first six months of 1999. We expect that clinical specialists will also play a key role in expanding patient monitoring with the BIS system outside the operating room, including in the intensive care unit and procedural sedation markets.

     - Broaden Distribution Channels Through OEM Relationships. We have entered into OEM agreements with Drager Medizintechnik GmbH, Hewlett-Packard GmbH, Nihon Kohden Corporation and Spacelabs Medical, Inc. Under these agreements, our OEM partners integrate the BIS Module Kit into their patient-monitoring or anesthesia delivery systems. These systems will require the use of our BIS Sensor to generate the BIS index. We believe that OEM relationships will accelerate market penetration of the BIS technology and provide us with access to a large installed base of patient monitoring and anesthesia equipment. We expect to enter into additional OEM relationships over the next several years to expand the channels for distribution of the BIS system, particularly in international markets.

     - Maintain Market Leadership Through Continuous Product Improvements and Extensions. We intend to adapt the BIS technology for use in the intensive care unit and for procedural sedation. We also plan to utilize our core expertise in EEG signal processing and sensor technology to continuously improve the performance of the BIS index in the presence of noise and motion artifacts. We are developing a BIS Sensor that will contain an electronic memory device and a smaller BIS Sensor that can be used with children between the ages of two and eight years. We believe that these improvements and extensions of the BIS technology will strengthen our competitive position while providing our customers with improved products.

     - Target New Market Opportunities Through Technology Development. We intend to continue to focus on new applications for our core technology, including other neuromonitoring applications, such as the diagnosis of Alzheimer's disease, and other uses, such as analysis of electrocardiograms. Continued innovation and commercialization of new proprietary products are essential elements in our long-term growth strategy. We intend to protect our technology leadership position and maintain our competitive advantage through product innovation, acquisitions of new technologies, by defending our current patents and other proprietary rights, and by seeking to obtain additional patents and other proprietary rights.

PRODUCTS

     The following chart summarizes our proprietary product offerings, all of which have received clearance from the FDA:

-------------------------------------------------------------------------------------------------------
                                   INITIAL
                                  COMMERCIAL
            PRODUCT                SHIPMENT                        DESCRIPTION
-------------------------------------------------------------------------------------------------------
  A-2000 BIS Monitor               1998         Small, lightweight third-generation BIS monitor
  BIS Sensor                       1997         Disposable product for use with A-2000, A-1050
                                                  and BIS Module Kit
  BIS Module Kit                   1998         Components of BIS monitoring technology to be
                                                  integrated into OEM monitors
  A-1050 EEG Monitor with BIS      1996         Second-generation monitor with BIS index and
                                                  simplified user interface
  Zipprep EEG Electrode            1995         EEG electrode with our Zipprep technology
-------------------------------------------------------------------------------------------------------

  A-2000 BIS MONITOR

     We began commercial distribution of the A-2000 BIS Monitor, our third-generation monitor, in February 1998. The A-2000 is a compact, lightweight, portable monitor designed to accommodate the space limitations and positioning requirements of surgical settings. The A-2000 displays the BIS index and supporting information and includes our proprietary digital signal converter. This converter is a palm-sized module that serves as the interface between the BIS monitor and the BIS Sensor. The digital signal converter acquires the EEG signal from the BIS Sensor and converts the EEG signal to digital format. The EEG signal is then processed and the BIS index is displayed on the A-2000. The current list price for the A-2000 is $8,900.

  BIS SENSOR

     We commenced commercial distribution of the BIS Sensor in January 1997. The BIS Sensor is a single-use, disposable product for use with the A-2000, the A-1050 and the BIS Module Kit. Our BIS monitors and BIS Module Kits require the use of the BIS Sensor to generate the BIS index. The BIS Sensor provides a reliable and simple means of acquiring the EEG signal needed to generate the BIS index. The one-piece design allows quick and accurate placement on the patient's forehead. The BIS Sensor connects to the monitor by a single-point proprietary connector. The current list price for the BIS Sensor is $15.

     Our Zipprep self-prepping technology is a key feature of the BIS Sensor. The technology minimizes patient set-up time and establishes effective electrical contact with the patient which enables consistent, accurate readings of the EEG signal. Prior to our development of the Zipprep technology, to obtain an EEG signal the user prepared a patient's skin by rubbing an abrasive cream over the forehead 10 to 20 times in order to remove the top layer of skin prior to applying the electrode.

  BIS MODULE KIT

     In 1996, we introduced our BIS Module Kit, which is designed to facilitate the integration of the BIS index into monitoring products marketed by our OEM partners. The BIS Module Kit consists of two pieces, our proprietary digital signal converter and a small circuit board that resides in the OEM equipment. The digital signal converter acquires the EEG signal from the BIS Sensor and converts the EEG signal to digital format. The circuit board then processes the EEG signal and outputs the BIS index to the OEM system.

     The common architecture of the BIS Module Kit facilitates integration of the BIS index into the OEM's system and simplifies any future software updates of the BIS index technology. Each OEM is required to obtain FDA and other appropriate regulatory clearance of its BIS module product.

TECHNOLOGY

     We developed the BIS system, including our proprietary BIS index, over 10 years. The BIS index is a numerical index that correlates with levels of consciousness and is derived from an analysis of the EEG signal. In general, an EEG signal changes from a small-amplitude, high-frequency signal while a person is awake to a large-amplitude, low-frequency signal while a person is deeply anesthetized. Historically, researchers have used observations about these changes in the EEG signal to create mathematical algorithms to track the effects of anesthetics on the brain. However, these algorithms have not been widely adopted because studies have indicated that they generally do not provide sufficient clinically useful information to assess levels of consciousness with commonly used anesthetics and doses.

     In developing the BIS index, we sought to improve these early EEG analyses in two ways. First, by using bispectral analysis, a mathematical tool that examines signals such as the EEG, we can extract new information from the EEG signal. Second, we developed proprietary processing algorithms that extract information from bispectral analysis, power spectral analysis and time domain analysis. Geophysicists originally used bispectral analysis in the early 1960s to study ocean wave motion, atmospheric pressure changes and seismic activity. The advent of high-speed, low-cost digital signal processors has enabled the use of bispectral analysis for other applications. By using bispectral analysis, we are able to extract a distinctive fingerprint of the underlying signal structure of the EEG and represent it as a three-dimensional mathematical model.

     We created the BIS index to describe changes in the EEG that relate to the effects of anesthetics on the brain in order to assess levels of consciousness. Over a number of years, Aspect and others collected a large database of high fidelity EEG recordings and clinical assessments from patients and volunteers receiving a wide variety of anesthetics. Researchers used clinical assessments such as a sedation rating scale, picture or word recall memory tests and response to stimuli to define levels of consciousness. Using statistical methods, we identified features within the EEG that correlated with sedation and loss of consciousness. We then used proprietary statistical methods to combine these features to generate an interpretive numerical index, which we refer to as the BIS index. The BIS index ranges from 100, indicating that the patient is awake, to zero, indicating an absence of electrical brain activity.

CLINICAL DEVELOPMENT

     Our clinical research and regulatory affairs group is responsible for:

     - establishing collaborative relationships with leading clinical researchers,

     - encouraging publications related to the BIS index in the scientific literature,

     - coordinating with the FDA and other regulatory agencies,

     - conducting clinical research with the goal of extending the application of patient monitoring with the BIS system to other settings and clinical uses, and

     - collecting data for new product development.

     We have a clinical database of over 5,000 cases for use in algorithm development and product validation based on trials that we conducted or sponsored or that third parties undertook.

     In 1996, the FDA cleared the BIS index for marketing as a measure of anesthetic effect on the brain. The regulatory process involved studies we conducted on over 900 subjects. These studies characterized the relationships between the BIS index value and various clinical endpoints, including movement response to incision, response to verbal command as a measure of consciousness in volunteers and patients, memory function, drug utilization and speed of patient recovery following surgery.

     We evaluated the use of patient monitoring with the BIS system as a measure of sedation, consciousness and memory function in two clinical trials. In a multicenter study involving approximately 100 volunteers, we demonstrated that the BIS index correlated with the level of responsiveness and memory function and tracked the loss of consciousness. In a second trial involving 40 patients, the BIS index reliably correlated with the return to consciousness after a single injection of either propofol or thiopental, two anesthetics often used to induce unconsciousness. Several studies conducted by third parties, some of which we partially funded, have generally confirmed these results.

     Our multicenter, prospective, randomized, controlled clinical utility trial of 302 patients demonstrated the outcome benefits of patient monitoring with the BIS system. This trial compared clinical outcomes of a group of patients monitored with the BIS system to a similar group of patients who were monitored under standard clinical practice without the BIS system. The principal efficacy endpoints were the amounts of anesthetic given and the speed of recovery following surgery. Patients monitored with the BIS system:

     - received 23% less of the anesthetic drug propofol,

     - woke up earlier after surgery in the operating room,

     - were more likely, 43% versus 23%, to arrive at the post-anesthesia care unit fully alert and oriented,

     - were judged by post-anesthesia care unit nurses to have had better recovery, and

     - met criteria for discharge from the post-anesthesia care unit sooner.

     Following FDA clearance of the BIS index, there have been at least five additional prospective, randomized, clinical studies of patient monitoring with the BIS system. These studies, one of which we conducted, evaluated the effectiveness of patient monitoring with the BIS system in conjunction with various commonly used anesthetics on nearly 300 patients. Each of the five studies indicated that patient monitoring with the BIS system led to a statistically significant reduction, ranging from 15% to 38%, in the amount of anesthetic per patient.

     One of the third-party studies, which we partially funded, evaluated whether patients monitored with the BIS index were more likely to bypass the post-anesthesia care unit and proceed directly to the step-down recovery unit following surgery. In this 60-patient study, approximately 90% of patients monitored with the BIS system were eligible to bypass the post-anesthesia care unit as compared to 63% of patients who were not monitored with the BIS system.

     In 1997, our clinical study of 1,552 patients documented the clinical impact and cost-effectiveness of routine monitoring with the BIS system in all operating rooms of a high-acuity teaching hospital located in Atlanta, Georgia. Patients received a wide variety of anesthetics typically used in general practice. We collected comprehensive data on all patients who received general anesthesia for at least one hour. The results of this clinical study demonstrated that maintaining BIS index values within a recommended target range during general anesthesia was associated with improved outcomes in terms of drug utilization, operating room and post-anesthesia care unit recovery and associated costs.

     In 1999, a major teaching hospital located in Boston, Massachusetts conducted a clinical study of over 5,000 patients that documented the clinical impact on patient recovery of routine monitoring with the BIS system in its outpatient surgery unit. This study compared both the length of stay in the post-anesthesia care unit and the eligibility of patients to bypass the post-anesthesia care unit and proceed directly to the step-down recovery area following surgery, both before and after the installation of BIS monitors in the hospital's outpatient surgery unit. Overall, the length of stay in the post-anesthesia care unit was reduced by 16% after the installation of BIS monitors. In addition, 43% of patients monitored with the BIS system were eligible to bypass the post-anesthesia care unit and proceed directly to the step-down recovery area following surgery compared to 24% of patients prior to monitoring with the BIS system. By the end of the study, the hospital implemented a formal bypass program which allowed 35% of general anesthesia patients monitored with the BIS system to bypass the post-anesthesia care unit and to proceed directly to the step-down recovery area following surgery. Prior to the implementation of monitoring with the BIS system, the hospital did not permit patients who received general anesthesia to bypass the post-anesthesia care unit.

     There are more than 350 scientific articles and abstracts reporting the results of BIS index performance in studies conducted by us and third parties. In addition, we collaborate with over 50 clinical research sites.

     Several of the studies described above have also shown that patient monitoring with the BIS system can assist anesthesia providers in assessing the risk of surgical awareness. Estimates of the frequency of surgical awareness indicate that awareness occurs in only two patients for every 1,000 surgical procedures requiring general anesthesia. As of July 3, 1999, we believe that more than 650,000 patients have been monitored with the BIS system during surgery. Although we have not systematically solicited reports of surgical awareness, only 24 cases of possible surgical awareness during BIS monitoring have been reported to us. These reports may not include all cases of surgical awareness that might have occurred during patient monitoring with the BIS system. In most of the 24 cases that were reported to us, when BIS index values were recorded at the time of awareness, high BIS index values were noted, indicating that the BIS index correctly identified the increased risk of awareness in these patients. However, in a small number of these reported cases, surgical awareness may not have been detected by monitoring with the BIS system.

     We have not conducted a prospective, randomized, controlled study to evaluate whether or not monitoring with the BIS system reduces the incidence of surgical awareness. A controlled study to evaluate the ability of monitoring with the BIS system to reduce the frequency of surgical awareness would require a sample size of up to 50,000 patients, which is not practicable. Because these studies have not been undertaken, we cannot and do not claim that patient monitoring with the BIS system will reduce the incidence of surgical awareness. Although our experience suggests that surgical awareness is more likely to occur when BIS values are high, we do not believe that our experience proves that patient monitoring with the BIS system will reduce the frequency of awareness.

SALES, MARKETING AND CUSTOMERS

  DOMESTIC

     Our customers include anesthesia providers, hospitals, outpatient surgical centers and individual practitioners in office-based practice. The key customers that we have initially targeted include larger hospitals with a high ratio of outpatient surgical procedures to total surgical procedures and outpatient surgical centers, at or near capacity. Through July 3, 1999, BIS systems have been installed in approximately 450 sites in the United States.

     We market our BIS system in the United States through a direct sales force. As of July 3, 1999, our domestic sales force was comprised of 20 sales professionals and 26 clinical specialists. We have developed a financial model which is used by sales representatives to assist administrators in evaluating the economic impact of patient monitoring with the BIS system at their hospital. We believe that our clinical specialists play a key role in the ongoing process of developing support for the BIS technology both before and after the sale of BIS systems. The principal responsibilities of clinical specialists are clinical training and education at the time the equipment is installed. Clinical specialists also make follow-up visits at each customer site at regularly scheduled intervals. These visits allow clinical specialists to monitor customer satisfaction and provide feedback to our marketing and research and development staffs. We also believe that these visits may help to establish patient monitoring with the BIS system as a standard in anesthesia monitoring and to extend patient monitoring with the BIS system into other settings in the hospital, such as the intensive care unit and procedural sedation rooms. Clinical specialists generally have nursing backgrounds and have experience in anesthesia, perioperative care or critical care. We currently expect to establish and maintain a ratio of approximately 1.5 clinical specialists for each of our sales representatives.

     We have entered into an agreement with Novation, the supply cost management company for VHA Inc. and the University Hospital Consortium, two national health care alliances. Under this agreement, the approximately 1,900 member healthcare organizations of VHA and the University Hospital Consortium will have the right to purchase BIS monitors and BIS Sensors under the pricing terms contained in the agreement. The member healthcare organizations of the VHA and the University Hospital Consortium represent 30% of the teaching and community hospitals in the United States and perform 33% of the surgical procedures in the United States. Novation's field force will work with our sales force to facilitate the adoption of BIS technology by their member healthcare organizations.

     We offer customers the option either to purchase the BIS monitors outright or to acquire the BIS monitors pursuant to a sales-type lease agreement whereby the customer contractually commits to purchase a minimum number of BIS Sensors per BIS monitor per year. Under this agreement, customers purchase the BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. The customer is granted an option to purchase the BIS monitor at the end of the term of the agreement, which is typically three to five years. We believe that the sales-type lease arrangement in some cases reduces the time required for customers to adopt the BIS system because it provides them with an option to utilize their operating budget to fund the purchase.

     We conduct several activities for the different constituencies that may be involved in the decision-making process. For clinical audiences, we exhibit at tradeshows, sponsor speakers at professional meetings and develop articles for publication in conjunction with industry experts. In addition, we work with hospitals to publicize their adoption of patient monitoring with the BIS system in an effort to assist them in communicating their commitment to improving the quality and efficiency of patient care.

  INTERNATIONAL

     In late 1998, we established our international operations and opened our international headquarters in Leiden, The Netherlands. We are developing our international sales and distribution program through a combination of distributors and marketing partners, including companies with which we have entered into OEM relationships. We expect to complement our international third-party distribution program through direct sales to select customers and to support these customers with clinical specialists. As of July 3, 1999, we employed 10 persons in our international organization. Substantially all international sales are denominated in United States dollars.

  OEM RELATIONSHIPS

     We have entered into agreements with three patient monitoring companies, Hewlett-Packard GmbH, Nihon Kohden Corporation and Spacelabs Medical, Inc. and one anesthesia equipment company, Drager Medizintechnik GmbH, that provide for the integration of our BIS technology into their equipment. Spacelabs introduced a BIS module for its patient monitoring systems in October 1998. We currently expect that BIS modules for our other three OEM partners will be available within the next several years. Under these agreements, each of these companies has the right to distribute BIS modules on a nonexclusive basis throughout the world. Each of these companies also has the right to distribute BIS Sensors on a nonexclusive basis throughout the world with the exception of the United States. The terms of these agreements are from five to seven years.

RESEARCH AND DEVELOPMENT

     Our research and development efforts focus primarily on continuing to improve the function and features of the BIS system and enhancing our technical leadership in signal-processing technology for use in patient care. We intend to leverage the BIS technology for the development of new monitoring products and proprietary disposable sensors for new applications and to take advantage of new opportunities such as the intensive care unit and procedural sedation markets.

     During the fiscal years ended December 31, 1996, 1997 and 1998, and the six months ended July 3, 1999, we spent $2.3 million, $2.6 million, $4.0 million and $2.4 million, respectively, in our research and development efforts, including clinical and regulatory expenses. We expect research and development expenses to increase in the future as we seek to enhance our existing products and develop additional products.

     Our research and development department has four primary areas of responsibility:

     - algorithm research,

     - product development,

     - pre-production quality assurance, and

     - clinical engineering.

     Algorithm research involves developing signal-processing techniques to analyze the EEG and other electrical signals generated by the body. Our product development activities include developing and maintaining the hardware and software, including signal-processing software employed in the BIS systems, and coordinating with external resources, particularly with respect to mechanical engineering and industrial design. Disposable-product research and development combines expertise in materials science, disposable-products design, electrode technology and design for manufacturing to develop our disposable products, including the BIS Sensor products. Pre-production quality-assurance activities include testing our products to ensure that they meet FDA guidelines, other applicable regulatory and international quality standards and internal verification and validation protocols. Our clinical engineering activities include optimizing products for use in the clinical environment.

     We are developing a BIS Sensor with improved signal processing for detection and filtration of electrical interference. We also continue to explore new signal-processing techniques to improve the quality of the BIS index. We are developing a new version of the BIS Sensor that will contain an electronic memory device. This memory device will allow information about the sensor, such as lot code, expiration date and type of sensor, to be stored on the sensor and to be retrieved by the BIS monitor when used. In addition, we are developing a smaller BIS Sensor that can be used with children between the ages of two and eight years. We are exploring the development of other BIS Sensors which offer advantages in cases where patients may require extended monitoring with the BIS system, such as in the intensive care unit.

     We are also investigating other product areas that utilize our expertise in anesthesia delivery and monitoring. Specifically, we are exploring the application of the BIS index to provide additional information about other effects of anesthetics on the patient. We are evaluating the application of the BIS index to measure additional states of the brain, including dementia, which may apply to detection of Alzheimer's disease, sleep cycles, seizure detection, and/or other neurological states. We believe that bispectral analysis may provide a means for extracting and quantifying subtle physiological information contained in the electrocardiogram, or ECG, and thus has the potential to enhance the diagnostic accuracy of many ECG applications, including the early diagnosis and assessment of coronary artery disease, a more rapid assessment of heart attacks and monitoring for advanced perioperative ischemia, which is inadequate blood flow to the heart during surgery, for patients at risk for heart attacks.

     Additional studies, some of which we sponsored, are being conducted to assess the performance of the BIS index in the presence of certain anesthetics, such as ketamine, and patient populations such as infants and young children, not included in the clinical development of the BIS algorithms.

MANUFACTURING

     We have a 7,000 square foot manufacturing facility located in our Natick, Massachusetts headquarters. In this facility we assemble all of our BIS monitors, and we produce substantially all of our BIS Sensors on a semi-automated production line. Prior to 1998, we outsourced all BIS Sensor manufacturing. We currently outsource to third parties the production of our Zipprep EEG Electrodes. In December 1999, we expect to move into approximately 60,000 square feet of development, production and administrative space.

     Our production process for our BIS monitors consists of final assembly, integration and testing of standard and custom components. Our production process for our BIS Sensor consists of several manufacturing and assembly processes using custom components. Qualified sub-contractors, who have met our supplier certification process and are placed on an approved vendors list, produce certain custom components.

     We maintain a quality-assurance program covering our manufacturing operations. Suppliers of purchased components are required to meet stated specifications. We certify suppliers prior to use by conducting audits and product inspections. We engage in ongoing evaluations of the performance of our suppliers by evaluating the results of inspections and tests as well as the timeliness of product deliveries. We employ numerous quality-assurance procedures during our in-house manufacturing processes to ensure finished products meet specification. Quality assurance procedures include operator training, process validation, equipment calibration, inspection and testing. All manufacturing procedures and processes are formally approved and updated using established revision control procedures. Documentation of in-process and final testing results is maintained in device history records for every unit. We maintain an ongoing post-sale performance-monitoring program.

COMPETITION

     The medical device industry is subject to intense competition. We believe that competition will initially come from companies, including patient monitoring companies, currently marketing conventional EEG monitors utilizing standard signal-processing techniques such as spectral edge frequency analyses and median frequency analyses. We also believe that competition will come from companies that market EEG monitors utilizing novel signal-processing technologies, including at least two companies that are currently conducting clinical trials on products under development. Several potential competitive products are currently being marketed outside the United States although we do not believe that these products provide any significant advantages relative to the BIS technology. Additionally, a number of academic researchers worldwide are studying the potential use of other techniques to measure the effects of anesthetics. These other products and techniques include the use of auditory evoked potentials, heart rate variability, pupillary reflexes and skin blood flow measurement techniques.

     We believe that the principal competitive factors in the market for anesthesia-monitoring products include:

     - improved patient outcomes,

     - cost effectiveness,

     - acceptance by leading anesthesia providers,

     - ease of use for anesthesia providers,

     - the publication of peer reviewed clinical studies,

     - sales and marketing capability,

     - timing and acceptance of product innovation,

     - patent protection, and

     - product quality.

PATENTS AND PROPRIETARY RIGHTS

     Our policy is to prosecute and enforce our patents and proprietary technology. We intend to continue to file United States and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We also rely upon trade secrets, know how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. We have established a substantial proprietary position with respect to our products and our core signal processing technology, bispectral analysis, and its application to biological signals. As of July 3, 1999, we held 10 United States patents and had filed six additional United States patent applications. We also have numerous corresponding patents and pending patent applications in certain major industrial countries, including Canada, the major European market countries, Australia and Japan. The following chart summarizes our United States patents and patent applications:

---------------------------------------------------------------------------------------------------------
       NUMBER OF               NUMBER OF
    ISSUED PATENTS        PATENT APPLICATIONS         TECHNOLOGY COVERED
---------------------------------------------------------------------------------------------------------
           4                      --               Application of Bispectral and higher order
                                                      analysis and various statistical modeling
                                                      technologies to EEG signals
           1                       1               Methods of ensuring the reliability of the
                                                      computed values
          --                       1               Method of evaluating BIS information to
                                                      facilitate clinical decision making
           2                      --               Application of bispectral and higher order
                                                      analysis to electrocardiogram signals
           1                      --               Zipprep self-prepping disposable electrode
                                                      technology
           1                       1               Technology relating to the interface between the
                                                      BIS Sensor and the BIS monitor
          --                       3               BIS Sensor technology
           1                      --               Signal acquisition technology for digital signal
                                                      converter
        ------                  ------
          10                       6
        ------                  ------
        ------                  ------
---------------------------------------------------------------------------------------------------------

We have also been granted a perpetual, royalty-free, non-exclusive license by a third party to a United States patent covering signal acquisition technology for digital signal converters.

GOVERNMENT REGULATION

     The manufacture and sale of medical diagnostic devices intended for commercial distribution and use are subject to extensive government regulation in the United States and in other countries. Our existing products are regulated in the United States as medical devices by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDC Act. Pursuant to the FDC Act, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, record keeping, advertising, distribution and production of medical devices. Noncompliance with applicable regulations can result in refusal of the government to grant clearance for devices, withdrawal of prior clearances or approvals, total or partial suspension of production, fines, injunctions, civil penalties, recall or seizure of products and criminal prosecution.

     Generally, before we can introduce a new product in the United States, we must obtain FDA clearance of a premarket notification under Section 510(k) of the FDC Act, referred to as a 510(k) notification, or approval of a premarket approval application under Section 515 of the FDC Act. To date, we have received clearance of 510(k) notification from the FDA with respect to the following products:

     - Zipprep EEG Electrodes (June 1994),

     - A-1050 EEG Monitor with BIS (January 1996),

     - BIS Sensor (October 1996),

     - BIS Clinical Utility Indication (October 1996), and

     - A-2000 BIS Monitor (February 1998).

     Once we have received clearance of a 510(k) notification, any products we manufacture or distribute are subject to extensive and continuing regulation by the FDA, including compliance with current Good Manufacturing Practices regulations, recordkeeping requirements, reporting of adverse experience with the use of the device, post-market surveillance, and other actions deemed necessary by the FDA. A new 510(k) notification is also required when a medical device manufacturer makes a change or modification to a legally marketed device that could significantly affect the safety or effectiveness of the device, or where there is a major change or modification in the intended use of the device. When any change or modification is made to a device or its intended use, the manufacturer must make the initial determination whether the change or modification is of a kind that would necessitate the filing of a new 510(k) notification. The FDA's regulations provide only limited guidance for making this determination.

     The FDC Act regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current Good Manufacturing Practices regulations, including quality systems regulations, as specified by the FDA. This regulation requires, among other things, that:

     - we use written procedures to control our product development and manufacturing process,

     - we validate, by extensive and detailed testing of every aspect of the process, our ability to produce devices which meet our manufacturing specifications,

     - we investigate any deficiencies in the manufacturing process or in the products produced, and

     - we maintain detailed record keeping.

The current Good Manufacturing Practices regulations are applicable to manufacturers that produce components specifically for use in a medical device, and require design controls and maintenance of service records.

     The FDA monitors compliance with current Good Manufacturing Practices regulations by conducting periodic inspections of manufacturing facilities. If violations of applicable regulations are noted during FDA inspections of our manufacturing facilities, the continued marketing of our products may be adversely affected. In August 1996, the FDA conducted a routine inspection of our manufacturing facility to ensure compliance with current Good Manufacturing Practices regulations. The FDA noted no adverse observations during this inspection. We believe that we have continued to maintain manufacturing facilities and procedures that are fully compliant with all applicable government quality systems regulations and guidelines.

     In June 1998, we obtained ISO 9001/EN 46001 international quality systems registration, a certification showing that our procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. Our compliance with this registration has been confirmed since June 1998 in semi-annual surveillance audits. The ISO 9001 certification, along with the EN 46001, the European Medical Device Directive certification, signifies compliance with the requirements enabling us to affix the CE Mark to our current products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union countries. After June 1998, medical devices may not be sold in European Union countries unless they display the CE Mark.

     We have established a dedicated regulatory and quality assurance group to maintain regulatory compliance and manage all of our quality-assurance activities. This group is responsible for the following activities:

     - all regulatory submissions and communications,

     - scheduling and performing company-wide audits,

     - coordinating product update procedures and corrective actions,

     - maintaining adherence to appropriate procedures and applicable requirements related to the FDA's quality systems regulations, and

     - coordinating appropriate documentation for FDA and ISO 9001/EN 46001 review and audits.

THIRD-PARTY REIMBURSEMENT

     Third-party payors such as Medicare, Medicaid, private health insurance carriers, managed care organizations, health care administration authorities in foreign countries and other organizations, may affect the pricing or demand for our products by regulating the maximum amount of reimbursement provided for by such payors to the anesthesia providers, hospitals, outpatient surgical centers or physicians' offices where surgical procedures are performed.

     We expect that anesthesia providers will not be separately reimbursed for patient-monitoring activities utilizing the BIS system. When providers, such as hospitals or outpatient surgical centers, are reimbursed a fixed fee calculated on a per case, per stay, or per capita basis, the cost of monitoring with the BIS system will not be recovered by these providers unless the incremental costs of this monitoring are offset by savings in other costs, such as the costs of anesthetics or costs of the operating room or post-anesthesia care unit. This type of reimbursement policy is typical for inpatient hospital procedures and procedures performed in outpatient surgical centers and we expect it will become typical for all outpatient surgeries beginning in the year 2000. Patient monitoring with the BIS system may not result in sufficient savings to offset these costs. When reimbursement is based on charges or costs, patient monitoring with the BIS system may have the effect of reducing reimbursement because the charges or costs for surgical procedures, including operating room and post-anesthesia care unit charges and costs, may decline as a result of monitoring with the BIS system.

EMPLOYEES

     As of July 3, 1999, we had 164 full-time employees, of which:

     - 20 persons were engaged in research and development activities,

     - 33 persons were engaged in manufacturing and engineering,

     - 11 persons were engaged in clinical and regulatory affairs,

     - 77 persons were engaged in sales and marketing and clinical support, and

     - 23 persons were engaged in general and administrative functions.

     None of our employees is covered by a collective bargaining agreement. We consider relations with our employees to be good.

SCIENTIFIC ADVISORS

     We seek advice from a number of leading scientists and physicians on scientific and medical matters, including experts in EEG monitoring, pharmacology and anesthesia management. These individuals advise us concerning a number of matters, including:

     - our research and development programs,

     - the design and implementation of our clinical research program,

     - our publication strategies,

     - the identification of market opportunities from the clinical perspective, and

     - specific scientific and technical issues.

FACILITIES

     We currently lease approximately 23,000 square feet of development, production, and administrative space in Natick, Massachusetts pursuant to a lease which expires on October 31, 2000. We have entered into a letter of intent for a seven-year lease of approximately 60,000 square feet of development, production and administrative space beginning in the fourth quarter of 1999. We expect to move our operations to this space in late 1999. Our international organization is based in approximately 2,800 square feet of office space in Leiden, The Netherlands, which is expected to be sufficient to meet our needs for the next 18 months. We believe our current facilities, including the space to be occupied in late 1999, will be sufficient to meet our needs through mid-2001 and that additional space will be available at a reasonable cost to meet our space needs thereafter.

INSURANCE

     Our business entails the risk of product liability and product recall claims and any such claims could have an adverse impact on us. We have taken and will continue to take what we believe are appropriate precautions, including maintaining general liability and commercial liability insurance policies which include adequate coverage for product liability and product recall claims. We evaluate our insurance requirements on an ongoing basis to enable us to maintain adequate level of coverage. However, product liability or product recall claims could exceed such insurance coverage limits and such insurance may not be available on commercially reasonable terms or at all.

LITIGATION

     We are not a party to any material threatened or pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Aspect, their respective ages as of August 31, 1999 and their positions with Aspect are as follows:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Nassib G. Chamoun....................  37     Chief Executive Officer, President and Director
J. Breckenridge Eagle................  49     Chairman of the Board of Directors
J. Neal Armstrong....................  61     Vice President, Chief Financial Officer and Secretary
Jeffrey L. Barrett...................  36     Vice President of Manufacturing and Operations
Philip H. Devlin.....................  42     Vice President of Research and Development
Steven H. Kane.......................  46     Vice President of Sales and Field Operations
Paul J. Manberg, Ph.D................  45     Vice President of Clinical, Regulatory and Quality
                                              Assurance
Jean M. Nelson.......................  40     Vice President of Marketing
Helgert van Raamt....................  51     Vice President and Managing Director -- International
Boudewijn L.P.M. Bollen..............  52     Director
Stephen E. Coit......................  51     Director
Edwin M. Kania, Jr...................  42     Director
Lester John Lloyd....................  63     Director
Terrance G. McGuire..................  43     Director
Donald R. Stanski, M.D...............  49     Director

     Nassib G. Chamoun is a founder of Aspect and has served as a director of Aspect since 1987. Mr. Chamoun has served as President of Aspect since 1996 and Chief Executive Officer since 1995. Mr. Chamoun served as Chairman of the Board of Directors from 1987 to 1996 and as Chief Scientific Officer from 1991 to 1995. Mr. Chamoun also served as President and Chief Executive Officer prior to 1995 at various times since founding Aspect in 1987. From 1984 to 1987, Mr. Chamoun was a fellow in cardiovascular physiology at the Lown Cardiovascular Laboratory of the Harvard School of Public Health. Mr. Chamoun earned a bachelors degree in Electrical Engineering from Northeastern University and a masters degree in Computer Engineering from Boston University.

     J. Breckenridge Eagle has served as a director of Aspect from 1988 to 1991 and from 1996 to the present. Mr. Eagle has served as Chairman of the Board of Directors since November 1996. He served as President and Chief Operating Officer of Aspect in 1996 and served as a consultant to Aspect in 1995. From 1989 to 1995, he served as President of ECS, Inc., a medical practice management company, which he founded in 1989. From 1981 to 1988, he served as Chief Financial Officer, Vice President and General Manager of The Health Data Institute, Inc., a health care services company, which he co-founded. Mr. Eagle earned a bachelors degree in Psychology and a masters degree in Public Health from Yale University and received a masters degree in Business Administration from Harvard Business School.

     J. Neal Armstrong has served as Vice President, Chief Financial Officer and Secretary of Aspect since 1996. From 1990 to 1996, he served as Vice President of Finance, Chief Financial Officer and a director of Haemonetics, Inc., a manufacturer of blood processing systems. From 1985 to 1990, he served as Vice President of Finance and Administration, Treasurer and Chief Financial Officer at BTU International, a manufacturer of thermal processing systems. He previously served for 14 years in senior operating and financial positions at Texas Instruments, Inc., an electronics company. Mr. Armstrong holds a bachelors degree in Business Administration from the University of Texas and is a certified public accountant.

     Jeffrey L. Barrett has served as Vice President of Manufacturing and Operations of Aspect since 1997. From 1996 to 1997, he served as Vice President of Manufacturing at Aksys, Ltd., a developer of dialysis equipment. From 1989 to 1996, Mr. Barrett served in a variety of manufacturing and operating positions at Haemonetics, Inc., serving most recently as its Vice President of Operations. Mr. Barrett received a bachelors degree in Economics and Industrial Engineering from Rutgers University and a masters degree in Business Administration from Boston University.

     Philip H. Devlin has served as Vice President of Research and Development of Aspect since 1994 and served as Director of Product Development of Aspect from 1990 to 1994. From 1984 to 1985 and 1986 to 1990, he served as Software Engineer and Manager of Software Engineering at Lifeline Systems, Inc., a medical products and communications company. From 1980 to 1984, he served as Chief Biomedical Engineer at Beth Israel Hospital in Boston, Massachusetts and from 1985 to 1986, he served as Technical Marketing Engineer in the Medical Product Group of Hewlett-Packard Company, a manufacturer of computers and medical devices. Mr. Devlin holds a bachelors and masters degree in Electrical Engineering from Northeastern University.

     Steven H. Kane has served as Vice President of Sales and Field Operations of Aspect since 1997. From 1990 to 1997, he was employed by Pyxis Corp., a medical technology company, serving as Area Vice President, Sales and Operations, Northeast United States, from 1992 to 1997. From 1983 to 1990, he was employed by IVAC Corporation, a manufacturer of infusion therapy and vital signs monitoring technology owned by Eli Lilly and Company, serving as Regional Manager, Northeastern United States, from 1988 to 1990.

     Paul J. Manberg has served as Vice President of Clinical, Regulatory and Quality Assurance of Aspect since 1991. From 1984 to 1990, he served in a variety of clinical research positions at Serono Laboratories, a pharmaceutical company, most recently as Vice President, Research and Development. From 1979 to 1984, he served as a Clinical Research Scientist at Burroughs -- Wellcome Company, a pharmaceutical company, and served as an Adjunct Research Scientist at the University of North Carolina. Dr. Manberg received a bachelors degree in Biological Sciences from the State University of New York at Binghamton and a doctorate in Pharmacology from the University of North Carolina at Chapel Hill.

     Jean M. Nelson has served as Vice President of Marketing of Aspect since 1995 and served as Director of Marketing of Aspect from 1992 to 1995. From 1988 to 1992, she was employed by Nellcor Incorporated, a medical device company, serving from 1990 to 1992 as Manager of Advanced Technologies, from 1989 to 1990 as Multi-Function Monitor Group Manager and from 1988 to 1989 as New Products Manager. From 1984 to 1988, Ms. Nelson served as a consultant with Bain and Company, Inc., a strategic management consulting firm. Ms. Nelson earned a bachelors degree in Metallurgy and Materials Engineering from Lehigh University and a masters degree in Business Administration from the University of Chicago Graduate School of Business.

     Helgert van Raamt has served as Vice President and Managing
Director -- International of Aspect since November 1998. From April 1990 to October 1998, Mr. van Raamt held several positions with Mallinckrodt, Inc., a specialty chemicals and healthcare company, and its predecessor entities, Nellcor Puritan Bennett, Inc. and Nellcor Incorporated. From February 1998 to October 1998, Mr. van Raamt served as Mallinckrodt's Vice President and Managing Director, Europe and as a member of Mallinckrodt's General Management Committee. From August 1996 to February 1998, Mr. van Raamt served as Vice President and Managing Director of Nellcor Puritan Bennett. From July 1995 to August 1996, Mr. van Raamt was Director of Sales and Marketing at Nellcor Puritan Bennett, and from April 1990 to July 1995, he held a variety of positions at Nellcor Incorporated, including General Manager Europe North, Middle East, and Africa and Director of Sales and Marketing. Mr. van Raamt studied mechanical engineering at the Technical University of Twente in The Netherlands.

     Boudewijn L.P.M. Bollen has served as a director of Aspect since November 1998. Since November 1998, he has been a self-employed consultant. From June 1998 to October 1998, Mr. Bollen served as President -- International of Aspect. From 1986 to June 1998, Mr. Bollen held several positions with Mallinckrodt, Inc. and predecessor entities, including Executive Vice President for Worldwide Sales, Service and Distribution, Vice President of European Sales and Marketing and Vice President and Managing Director for Europe. From 1981 to 1986, Mr. Bollen served as Vice President of Marketing and Sales in Europe for Bentley Laboratories, Inc., a manufacturer of specialized monitoring and medical equipment. Mr. Bollen holds the equivalent of a bachelors degree in Hotel Business Management from the Hotel Business School in Maastricht, Holland.

     Stephen E. Coit has served as a director of Aspect since 1987. He has been a self-employed artist since 1997. From 1995 to 1997, Mr. Coit served as a general partner of Charles River Ventures, a venture capital firm. From 1984 to 1994, Mr. Coit served as a general partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm. Since 1989, Mr. Coit has also served as a director of International Data Group, a provider of media research and conferences to the information technology industry.

     Edwin M. Kania, Jr. has served as a director of Aspect since 1995. Mr. Kania is a founding general partner of OneLiberty Ventures, a venture capital firm. Previously, he was a general partner at a predecessor firm, Morgan Holland Ventures, which he joined in 1985.

     Lester John Lloyd has served as a director of Aspect from 1991 to April 1995 and from November 1995 to the present. He served as President and Chairman of Aradigm, Inc., a medical device company, from 1992 to 1997. Mr. Lloyd was a founder and served as Chief Executive Officer of Nellcor Incorporated from 1981 to 1990.

     Terrance G. McGuire has served as a director of Aspect since 1997. He was a founder and has been a general partner of Polaris Venture Partners, Inc., a venture capital firm, since June 1996. Since 1992, Mr. McGuire has served as general partner of Burr, Egan, Deleage & Co., a venture capital firm, and since 1988, he has served as general partner of Beta Partners, a venture capital firm. Mr. McGuire is also a director of Akamai Technologies, Inc. and deCode Genetics, Inc.

     Donald R. Stanski has served as a director of Aspect since 1996. Dr. Stanski has been a professor of anesthesia and medicine (Clinical Pharmacology) at Stanford University since 1979 and is an anesthesiologist/clinical pharmacologist. He served as Chair of the Department of Anesthesia at Stanford University from 1992 to 1997. Dr. Stanski received his medical degree from the University of Calgary, Canada, and his anesthesiology training at the Massachusetts General Hospital.

     Pursuant to the terms of a voting agreement, certain stockholders of Aspect have the right to nominate persons as their representatives on the board of directors. Each of the current directors has been nominated to serve as a director pursuant to this agreement. This agreement will terminate concurrently with the closing of this offering.

BOARD OF DIRECTORS

     The board of directors is currently fixed at eight members. Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors
will consist of three Class I Directors (          ), three Class II Directors
(          ) and two Class III Directors (          ). At each annual meeting of
stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2000, 2001 and 2002, respectively.

     In addition, Aspect's by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors or by the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Aspect.

     Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of Aspect's officers and directors, other than nonemployee directors, devotes his or her full time to the affairs of Aspect. There are no family relationships among any of the directors or officers of Aspect.

COMPENSATION OF DIRECTORS

     We reimburse non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or of any committee of the board of directors. No director who is also an employee of Aspect receives separate compensation for services rendered as a director.

     In addition, Aspect's non-employee directors are eligible to receive stock options under Aspect's 1998 Director Stock Option Plan.

     On June 15, 1998, Mr. Bollen received a stock option to purchase 40,000 shares of common stock in connection with his employment with Aspect. In November 1998, Mr. Bollen ceased to be an employee of Aspect and was elected to the board of directors. In accordance with the original terms of his stock option agreement, the option will continue to vest monthly over four years for so long as Mr. Bollen continues to serve as a director of Aspect. The option has an exercise price of $4.20.

     1998 Director Stock Option Plan. Aspect's 1998 Director Stock Option Plan was adopted by Aspect's board of directors and stockholders in February 1998. Under the terms of the director plan, Aspect's directors who are not employees of Aspect are eligible to receive nonstatutory options to purchase shares of common stock. A total of 100,000 shares of common stock may be issued upon exercise of options granted under the director plan. As of July 3, 1999, options to purchase an aggregate of 60,000 shares of common stock at a weighted average exercise price of $5.15 were outstanding under the director plan.

     Pursuant to the director plan, on April 14, 1998, each non-employee director (other than Messrs. Bollen and Lloyd and Dr. Stanski) received an initial option to purchase 10,000 shares of our common stock. Each person who first becomes a non-employee director after that initial grant date is eligible to receive an option to purchase 10,000 shares of our common stock on the date of his or her initial election to the board of directors. In addition, on May 3, 1999, the following non-employee directors received additional options to purchase 5,000 shares of our common stock: Messrs. Coit, Kania, Lloyd and McGuire and Dr. Stanski. Upon completion of this offering, each non-employee director will be eligible to receive an additional option to purchase 5,000 shares of our common stock on the date of each annual meeting of stockholders, commencing with the 2000 annual meeting of stockholders. Each non-employee director will be eligible to receive additional options if he or she is serving as a director immediately prior to the annual meeting of stockholders and continues to serve immediately following that annual meeting of stockholders and if the grant date of that additional option is at least six months after the non-employee director receives an initial option. In July 1998, the board of directors adopted an amendment to the director plan to provide that options held by non-employee directors would vest and become fully exercisable upon a change of control event or acquisition event of Aspect, each as defined in the director plan. In August 1998, our stockholders approved this amendment.

     The exercise price per share of initial options that were granted on April 14, 1998 is $2.80 and the exercise price per share of the additional options granted on May 3, 1999 is $7.50. The exercise price of any other initial options and of any additional options will be the closing price per share of our common stock on the date of grant. Initial options are exercisable as to one-half of the shares as of the date of grant and as to one-sixth of the shares on the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director. Additional options are exercisable in three equal annual installments on each of the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director. Options granted under the director plan terminate on the earlier of ten years from the date of grant or sixty days after the optionee ceases to serve as a director (180 days after the optionee ceases to serve as a director if due to death or disability).

BOARD COMMITTEES

     Aspect has a standing audit committee and compensation committee of the board of directors. The audit committee reviews the results and scope of audits and other services provided by Aspect's independent accountants. The audit committee also reviews Aspect's system of internal accounting and financial controls. The audit committee consists of Messrs. Lloyd and Kania.

     The compensation committee of the board of directors reviews and recommends to the Board the compensation and benefits of all executive officers of Aspect, administers Aspect's stock option plan and establishes and reviews general policies relating to compensation and benefits of employees of Aspect. The compensation committee consists of Mr. Coit and Dr. Stanski. No interlocking relationships exist between Aspect's board of directors or compensation committee and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION

     The table below sets forth the total compensation paid or accrued for the fiscal years ended December 31, 1998 and December 31, 1997 for our Chief Executive Officer and each of our four other most highly compensated executive officers, who received annual compensation in excess of $100,000 for the fiscal year ended December 31, 1998, collectively referred to below as our named executive officers. In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table. In the table below, columns required by the regulations of the SEC have been omitted where no information was required to be disclosed under those columns.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                       ANNUAL COMPENSATION        ------------
                                                       -------------------    NUMBER OF SECURITIES
NAME AND PRINCIPAL POSITION                    YEAR     SALARY      BONUS      UNDERLYING OPTIONS
---------------------------                    ----     ------      -----     --------------------
Nassib G. Chamoun............................  1998    $190,000    $63,250          110,000
  Chief Executive Officer and President        1997    $170,000    $40,000          200,000

J. Breckenridge Eagle........................  1998    $167,000    $41,750           74,500
  Chairman of the Board of Directors           1997    $157,500    $27,565               --

J. Neal Armstrong............................  1998    $163,000    $40,750           37,500
  Vice President, Chief Financial Officer      1997    $153,750    $26,910           70,000
  and Secretary

Steven H. Kane...............................  1998    $172,000    $80,935           28,750
  Vice President of Sales and Field
     Operations                                1997    $127,153    $58,648          180,000

Paul J. Manberg..............................  1998    $146,000    $32,850           27,500
  Vice President of Clinical, Regulatory       1997    $137,500    $24,065           50,000
  and Quality Assurance

------------
Mr. Kane commenced employment with us on April 1, 1997 and received a salary for only nine months of the year ended December 31, 1997.

  OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth grants of stock options to our named executive officers. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. The potential realizable value is calculated based on the term of the option at its time of grant, which is 10 years. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                         POTENTIAL
                                --------------------------------------------------       REALIZABLE
                                             PERCENT OF                               VALUE AT ASSUMED
                                               TOTAL                                    ANNUAL RATES
                                NUMBER OF     OPTIONS                                     OF STOCK
                                SECURITIES   GRANTED TO                              PRICE APPRECIATION
                                UNDERLYING   EMPLOYEES    EXERCISE OR                  FOR OPTION TERM
                                 OPTIONS     IN FISCAL    BASE PRICE    EXPIRATION   -------------------
NAME                             GRANTED        YEAR       PER SHARE       DATE         5%        10%
----                            ----------   ----------   -----------   ----------      --        ---
Nassib G. Chamoun.............   110,000        6.8%         $4.20        7/9/08     $290,549   $736,309
J. Breckenridge Eagle.........    37,000        2.3%         $2.80       4/14/08     $ 65,153   $165,112
                                  37,500        2.3%         $4.20        7/9/08     $ 99,051   $251,014
J. Neal Armstrong.............    37,500        2.3%         $4.20        7/9/08     $ 99,051   $251,014
Steven H. Kane................    12,500         .8%         $0.80       1/22/08     $  6,289   $ 15,937
                                   6,250         .4%         $2.80       4/14/08     $ 11,006   $ 27,890
                                  10,000         .6%         $4.20        7/9/08     $ 26,414   $ 66,937
Paul J. Manberg...............    27,500        1.7%         $4.20        7/9/08     $ 72,637   $184,077

------------
The dates of exercisability of the options are determined in accordance with their respective vesting schedules.

  OPTION EXERCISES AND YEAR-END OPTION VALUES

     The table below sets forth information regarding exercisable and unexercisable stock options held as of December 31, 1998 by our named executive officers. There was no public trading market for our common stock as of December 31, 1998. Accordingly, the value of unexercised in-the-money options at fiscal year end has been calculated by determining the difference between the exercise price per share and the fair market value of our common stock at fiscal year end, $6.00, as determined by our board of directors.

                         FISCAL YEAR-END OPTION VALUES

                                                        NUMBER OF SHARES            VALUE OF UNEXERCISED
                           NUMBER OF                 UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                            SHARES                 OPTIONS AT FISCAL YEAR END        AT FISCAL YEAR END
                          ACQUIRED ON    VALUE     ---------------------------   ---------------------------
          NAME             EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   --------   -----------   -------------   -----------   -------------
Nassib G. Chamoun.......    41,667      $116,668     33,333         235,000       $173,332       $848,000
J. Breckenridge Eagle...        --      $     --         --          74,500       $     --       $185,900
J. Neal Armstrong.......    14,583      $ 40,832     11,667          81,250       $ 60,668       $295,000
Steven H. Kane..........        --      $     --      4,167          24,583       $ 19,584       $ 83,416
Paul J. Manberg.........        --      $     --     18,750          58,750       $ 97,500       $212,000

STOCK PLANS

     Amended and Restated 1991 Stock Option Plan. Our Amended and Restated 1991 Stock Option Plan was initially adopted by the board of directors and approved by our stockholders in April 1991. As of July 3, 1999, 3,360,000 shares of common stock were authorized for issuance upon exercise of outstanding options under this plan and options to purchase an aggregate of 1,550,687 shares of common stock at a weighted average exercise price of $2.04 per share were outstanding under this plan.

     This plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock and other stock-based awards.

     Our officers, employees, directors, consultants and advisors are eligible to receive awards under this plan. Under present law, however, incentive stock options may only be granted to employees. No employee may receive any award for more than 200,000 shares in any calendar year.

     Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price which may be less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of our common stock on the date of grant, or less than 110% of the voting power of all shares of our capital stock. The plan permits the board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

     Our board of directors administers the plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the plan to one or more committees of the board of directors and, subject to certain limitations, to one or more of our executive officers. Our board of directors has authorized our compensation committee to administer the plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

     - the number of shares of common stock covered by options and the dates upon which these options become exercisable,

     - the exercise price of options,

     - the duration of options, and

     - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of these awards, including our conditions for repurchase, issue price and repurchase price.

     No award may be granted under the plan after April 1, 2001, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the plan, except that no award granted after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by the board of directors will become exercisable, realizable or vested (to the extent that amendment was required to grant that award) unless and until such amendment is approved by our stockholders.

     1998 Stock Incentive Plan. Our 1998 Stock Incentive Plan was adopted by the board of directors and approved by our stockholders in July 1998. The 1998 Stock Incentive Plan is intended to replace the 1991 plan. Up to 2,100,000 shares of common stock, subject to adjustment in the event of stock splits and other similar events, may be issued pursuant to awards granted under the plan. As of July 3, 1999, options to purchase an aggregate of 559,979 shares of common stock at a weighted average exercise price of $5.56 were outstanding under this plan.

     This plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards.

     Our officers, employees, directors, consultants and advisors are eligible to receive awards under this plan. Under present law, however, incentive stock options may only be granted to employees. No employee may receive any award for more than 250,000 shares in any calendar year.

     Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price which may be less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of all shares of our capital stock). The plan permits the board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

     Our board of directors administers this plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the plan to one or more committees of the board of directors and, subject to certain limitations, to one or more of our executive officers. Our board of directors has authorized our compensation committee to administer this plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

     - the number of shares of common stock covered by options and the dates upon which these options become exercisable,

     - the exercise price of options,

     - the duration of options and

     - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of these awards, including the conditions for repurchase, issue price and repurchase price.

     The 1998 Stock Incentive Plan provides that, unless otherwise specified, in the event of a merger, liquidation or other acquisition event, as defined in the plan, our board of directors is authorized to:

     - cause all options to be assumed by the acquiring company,

     - in the case of a cash acquisition, cause all options to be accelerated and the acquiring company to pay cash to the optionees equal to their spread, and

     - in the case of stock options and restricted stock that do not become fully exercisable upon an acquisition event,

          - cause those options to be accelerated in full, and/or

          - cause all restricted stock awards to become free of all restrictions.

     No award may be granted under the plan after June 2008, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the plan, except that no award granted after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by the board of directors shall become exercisable, realizable or vested, to the extent that amendment was required to grant that award, unless and until such amendment is approved by our stockholders.

     1998 Director Stock Option Plan. Our 1998 Director Stock Option Plan was adopted by our board of directors and approved by our stockholders in February 1998. Under the terms of the director plan, directors who are not our employees are eligible to receive nonstatutory options to purchase shares of common stock. A total of 100,000 shares of common stock may be issued upon exercise of options granted under the director plan. As of July 3, 1999, options to purchase an aggregate of 60,000 shares of common stock at a weighted average exercise price of $5.15 were outstanding under the director plan. For more information about the director plan, see "-- Compensation of Directors."

     1999 Employee Stock Purchase Plan.  Our 1999 Employee Stock Purchase Plan
was adopted by our board of directors on             , 1999 and is expected to
be approved by the stockholders in                1999, to be effective upon the
closing of this offering. The purchase plan provides for the issuance of a
maximum of                shares of common stock to participating employees.

     The purchase plan will be administered by the compensation committee. All of our employees, including our directors who are employees, whose customary employment is for more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would own 5% or more of the total combined voting power or value of our capital stock immediately after the grant may not participate in the purchase plan. To participate in the purchase plan, an employee must authorize us to deduct from one percent to 10 percent of his or her base pay during the offering period. The exercise price for the option granted in each payment period is 85% of the lesser of the last reported sale price of the common stock on the first or last business day of the payment period. No options have been granted to date under the purchase plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the compensation committee of the board of directors are Mr. Coit and Dr. Stanski. No executive officer of Aspect has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any other entity, any of whose executive officers served as a director of or member of the compensation committee of the board of directors.

                              CERTAIN TRANSACTIONS

PREFERRED STOCK ISSUANCES

     Series B-1 Financing. In October 1995, investors, including One Liberty Fund III, L.P., Charles River Partnership VII, Limited Partnership, New Enterprise Associates IV, Limited Partnership and Catalyst Ventures, Limited Partnership, made bridge loans to us in the aggregate amount of $500,000 in exchange for promissory notes. In November 1995 and June 1996, we sold an aggregate of 3,800,428 shares of our Series B-1 preferred stock to a group of existing and new investors, including Messrs. J. Breckenridge Eagle, the Chairman of the Board of Directors, and J. Neal Armstrong, Vice President, Chief Financial Officer and Secretary of Aspect, One Liberty, Charles River, New Enterprise Associates and Catalyst, at a purchase price of $2.00 per share for an aggregate purchase price of approximately $7.6 million. The purchase price was paid, in part, by the cancellation and conversion of the promissory notes. Mr. Kania, a director of Aspect, is a general partner of One Liberty Partners III, L.P., which is the general partner of One Liberty. Mr. Coit, a director of Aspect, served as a general partner of Charles River at the time that Charles River purchased these securities from us.

     Series C Financing. In February 1997, August 1997 and October 1997, we sold an aggregate of 3,439,949 shares of our Series C preferred stock to a group of existing and new investors, including Messrs. Eagle and Armstrong, Jeffrey L. Barrett, Vice President of Manufacturing and Operations of Aspect, and Stephen
H. Kane, Vice President of Sales and Field Operations of Aspect, One Liberty, Charles River, New Enterprise Associates, Orchid & Co., nominee for T. Rowe Price Threshold Fund III, L.P., Merrill, Pickard, Anderson & Eyre IV Limited Partnership, Polaris Venture Partners, L.P. and Polaris Venture Partners Founders' Fund, L.P., at a purchase price of $3.75 per share for an aggregate purchase price of approximately $12.9 million. Mr. Jordan, who served as a director of Aspect until August 1999, is a Vice President of T. Rowe Price Associates, Inc., the general partner of T. Rowe Price. Mr. McGuire, a director of Aspect, is a member of Polaris Venture Management Co., LLC, which is a general partner of Polaris Venture Partners and Polaris Venture Founders' Fund.

     Series D Financing. In February 1998, we sold an aggregate of 1,666,234 shares of our Series D preferred stock to a group of existing and new investors, including Messrs. Armstrong, Kane, Coit and Lester John Lloyd, a director of Aspect, One Liberty, Charles River, T. Rowe Price, Polaris Venture Partners, Polaris Venture Partners Founders' Fund and Merrill Pickard, at a purchase price of $7.00 per share for an aggregate purchase price of approximately $11.7 million.

     Series E Financing. In December 1998, we sold an aggregate of 1,753,729 shares of our Series E preferred stock and warrants to purchase an aggregate of 192,903 shares of our common stock to a group of existing and new investors, including a trust for which Mr. Lloyd is a trustee, One Liberty, Charles River,
T. Rowe Price, Polaris Venture Partners, Polaris Venture Founders' Fund and QuestMark Partners, L.P., at a purchase price of $10.00 per unit for an aggregate purchase price of approximately $17.5 million. The warrants have an exercise price of $12.50 per share.

LOANS TO EXECUTIVE OFFICERS

     In February 1997, we entered into a pledge agreement with Nassib Chamoun, our Chief Executive Officer and President, pursuant to which we loaned to Mr. Chamoun $68,214, on a full recourse basis, representing 90% of the aggregate exercise price of certain options exercised by Mr. Chamoun. Mr. Chamoun pledged 341,068 of the 378,964 shares of restricted common stock issued upon exercise of these options as collateral for the loan. The loan bears interest at 8% per annum. As of July 3, 1999, $60,634 of the principal amount of the loan plus accrued interest was outstanding. In the event that Mr. Chamoun ceases to be employed by us, we will have the right, for 90 days after that termination of employment, to purchase from Mr. Chamoun, for a repurchase price equal to the original exercise price of $0.20 per share, up to the number of shares which have not yet vested. As of July 3, 1999, 20,519 shares of common stock were subject to repurchase by us.

     In May 1997, we loaned $80,000 to Mr. Chamoun. The loan is represented by two promissory notes and is secured by a security interest in securities of Aspect owned by Mr. Chamoun. The loan bears interest at 6.42% per annum. As of July 3, 1999, $65,927 of the principal amount of the loan plus accrued interest was outstanding.

     In May 1997, we entered into a pledge agreement with Mr. Kane, pursuant to which we loaned Mr. Kane $60,750, on a full recourse basis, representing 90% of the aggregate exercise price of certain options exercised by Mr. Kane. Mr. Kane pledged the 180,000 shares of restricted common stock issued upon exercise of these options as collateral for the loan. The loan bears interest at 8% per annum. As of July 3, 1999, $54,000 of the principal amount of the loan plus accrued interest was outstanding. In the event that Mr. Kane ceases to be employed by us, we will have the right, for 90 days after that termination of employment, to purchase from Mr. Kane, for a repurchase price equal to the original exercise price of $0.375 per share, up to the number of shares which have not yet vested. As of July 3, 1999, 82,500 shares of common stock were subject to repurchase by us.

     In September 1997, we loaned $27,000 to Mr. Barrett. The loan is evidenced by a promissory note and bears interest at 8% per annum. As of July 3, 1999, $15,188 of the principal amount of the loan plus accrued interest was outstanding. Pursuant to the terms of the promissory note, on September 24, 1998 we forgave the payment by Mr. Barrett of $8,152 and that amount was considered and treated as compensation to Mr. Barrett by us. In addition, pursuant to the terms of the promissory note, in the event that Mr. Barrett is employed by us on each of September 24, 1999, 2000 and 2001, respectively, we will forgive the payment by Mr. Barrett of $8,152 on each of those date and those amounts will be considered and treated as compensation to Mr. Barrett by us.

     In April 1998, we entered into a pledge agreement with Mr. Barrett, pursuant to which we loaned to Mr. Barrett $63,000, on a full recourse basis, representing 90% of the aggregate exercise price of certain options exercised by Mr. Barrett. Mr. Barrett pledged the 87,500 shares of restricted common stock issued upon exercise of such options as collateral for the loan. The loan bears interest at 8% per annum. As of July 3, 1999, the entire principal amount of the loan plus accrued interest was outstanding. In the event that Mr. Barrett ceases to be employed by us, we will have the right, for 90 days after that termination of employment, to purchase from Mr. Barrett, for a repurchase price equal to the original exercise price ($0.80 per share), up to the number of shares which have not yet vested. As of July 3, 1999, 47,396 shares of common stock were subject to repurchase by us.

     In November 1998, we entered into a pledge agreement with Mr. Chamoun, pursuant to which we loaned Mr. Chamoun $33,334, on a full recourse basis. Mr. Chamoun pledged 41,667 shares of common stock as collateral for this loan. The loan bears interest at 8% per annum. As of July 3, 1999, the entire principal amount of the loan plus accrued interest was outstanding.

     We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

     - approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors, and

     - on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of August 1, 1999, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

     - each person who owns beneficially more than 5% of the outstanding shares of our common stock,

     - each of our directors and the named executive officers, and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after August 1, 1999 or issuable pursuant to outstanding warrants that may be exercised upon completion of this offering are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o Aspect Medical Systems, Inc., Two Vision Drive, Natick, Massachusetts 01760. The percentage of common stock outstanding reflects the conversion, upon the closing of this offering, of all outstanding shares of preferred stock into an aggregate of 11,067,238 shares of common stock. The number of shares of common stock deemed outstanding after this offering includes
the           shares of common stock being offered for sale in this offering but assumes no exercise of the underwriters' over-allotment option.

                                                                                     PERCENTAGE OF
                                                                                         COMMON
                                                                                   STOCK OUTSTANDING
                                                                                   -----------------
                                                             NUMBER OF SHARES      BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIALLY OWNED    OFFERING    OFFERING
------------------------------------                        ------------------    --------    --------
5% STOCKHOLDERS
Charles River Partnership VII, Limited Partnership(1).....        1,586,503         12.3%           %
  1000 Winter Street, Suite 3300
  Waltham, MA 02154
One Liberty Fund III, L.P.(2).............................        1,530,871         11.9
  OneLiberty Ventures
  One Liberty Square
  Boston, MA 02109
Polaris Venture Partners, L.P.(3).........................        1,012,692          7.9
  Bay Colony Corporate Center
  1000 Winter Street, Suite 3350
  Waltham, MA 02154
QuestMark Partners, L.P.(4)...............................          915,750          7.1
  QuestMark Advisers, LLC
  One South Street, Suite 800
  Baltimore, MD 21202
New Enterprise Associates IV, Limited Partnership(5)......          654,493          5.1
  1119 St. Paul Street
  Baltimore, MD 21202
Orchid & Co., Nominee for T. Rowe Price Threshold Fund
  III, L.P.(6)............................................          646,132          5.0
  T. Rowe Price Assoc. Inc.
  100 East Pratt
  Baltimore, MD 21202

                                                                                     PERCENTAGE OF
                                                                                         COMMON
                                                                                   STOCK OUTSTANDING
                                                                                   -----------------
                                                             NUMBER OF SHARES      BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIALLY OWNED    OFFERING    OFFERING
------------------------------------                        ------------------    --------    --------
DIRECTORS AND NAMED EXECUTIVE OFFICERS
Nassib G. Chamoun(7)......................................          480,698          3.7%           %
J. Breckenridge Eagle(8)..................................          237,583          1.8
Lester John Lloyd(9)......................................           53,670         *
Stephen E. Coit(10).......................................           10,238         *
Edwin M. Kania, Jr.(11)...................................        1,537,537         12.0
Donald R. Stanski(12).....................................           50,146         *
Terrance McGuire(13)......................................        1,019,358          7.9
J. Neal Armstrong(14).....................................          209,666          1.6
Steven H. Kane(15)........................................          223,391          1.7
Paul J. Manberg(16).......................................          114,355         *
Boudewijn L.P.M. Bollen(17)...............................           13,333         *
All current executive officers and directors as a group
  (15 persons)(18)........................................        1,716,835         13.0

------------
  *  Less than 1% of the outstanding common stock.

 (1) Includes 550 shares of common stock subject to a warrant exercisable upon completion of this offering.

 (2) Includes 275 shares of common stock subject to a warrant exercisable upon completion of this offering. Mr. Kania, a director of Aspect, is a general partner of One Liberty Partners III, L.P., a general partner of One Liberty. Mr. Kania disclaims beneficial ownership of the shares held by One Liberty, except to the extent of his pecuniary interest therein.

 (3) Includes 55,111 shares held by Polaris Venture Partners Founders' Fund. Also includes 518 shares of common stock subject to a warrant exercisable by Polaris Venture Partners upon completion of this offering and 31 shares of common stock subject to a warrant exercisable by Polaris Venture Partners Founders' Fund upon completion of this offering. North Star Ventures directly or indirectly provides investment advisory services to various venture capital funds, including Polaris Venture Partners and Polaris Venture Partners Founders' Fund. The general partner of these funds exercises sole voting and investment power with respect to the shares held by the funds. The principals of North Star Ventures, including Mr. McGuire, a director of Aspect, are members of Polaris Venture Management Co., L.L.C. (the general partner of both Polaris Venture Partners and Polaris Venture Partners Founders' Fund). As a member of the general partner, Mr. McGuire may be deemed to share voting and investment power for the shares held by the funds. Mr. McGuire disclaims beneficial ownership of all shares held by all of these funds except to the extent of his proportionate pecuniary interests therein.

 (4) Includes 186,661 shares held by QuestMark Partners Side Fund, L.P. Also includes 70,213 shares of common stock subject to a warrant exercisable by QuestMark Partners, L.P. upon completion of this offering and 20,537 shares of common stock subject to a warrant exercisable by QuestMark Partners Side Fund upon completion of this offering.

 (5) Includes 154,203 shares held by Catalyst. New Enterprise Associates is a general partner of Catalyst and may be deemed to share voting and investment power with respect to the shares held by Catalyst.

 (6) Includes 2,750 shares of common stock subject to a warrant exercisable upon completion of this offering. Also includes 5,000 shares of common stock held by T. Rowe Price Threshold Fund Associates, Inc. Mr. Jordan, a former director of Aspect, is a Vice President of T. Rowe Price Associates, Inc., the general partner of T. Rowe Price. Mr. Jordan disclaims beneficial ownership of the shares by T. Rowe Price, except to the extent of his pecuniary interest therein.

 (7) Includes an aggregate of 105,208 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999. Also includes 50,000 shares of common stock held by The Nassib G. Chamoun 1998 Irrevocable Trust, of which Mr. Chamoun disclaims beneficial ownership, and 15,387 shares of common stock subject to repurchase by Aspect under certain circumstances. Does not include 163,125 shares which will not become exercisable within 60 days of August 1, 1999.

 (8) Includes an aggregate of 27,136 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999, 35,000 shares of common stock held by Jeanne Warren Eagle as Trustee for the Trust for John Warren Eagle, of which Mr. Eagle disclaims beneficial ownership, and 15,572 shares of common stock subject to repurchase by Aspect under certain circumstances. Does not include 47,364 shares which will not become exercisable within 60 days of August 1, 1999.

 (9) Includes 5,625 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999 and 1,705 shares of common stock subject to repurchase by Aspect under certain circumstances. Also includes 652 shares of common stock held by Lester John Lloyd and/or Lynne Dewar Lloyd, Trustees or Successor Trustees under the Lloyd Trust U/A/D 10/05/88, of which Mr. Lloyd disclaims beneficial ownership, and 71 shares of common stock subject to a warrant exercisable by Lester John Lloyd and/or Lynne Dewar Lloyd, Trustees or Successor Trustees under the Lloyd Trust U/A/D 10/05/88, upon completion of this offering, of which Mr. Lloyd disclaims beneficial ownership. Does not include 9,375 shares which will not become exercisable within 60 days of August 1, 1999.

(10) Includes 6,666 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999. Does not include 8,334 shares which will not become exercisable within 60 days of August 1, 1999.

(11) Includes 1,530,871 shares held by One Liberty. See Note 2 above. Also includes 6,666 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999. Does not include 8,334 shares which will not become exercisable within 60 days of August 1, 1999.

(12) Includes an aggregate of 30,146 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999. Does not include 19,854 shares which will not become exercisable within 60 days of August 1, 1999.

(13) Includes 957,550 shares held by Polaris Venture Partners and 55,142 shares held by Polaris Venture Partners Founders' Fund. See Note 3 above. Also includes 6,666 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999. Does not include 8,334 shares which will not become exercisable within 60 days of August 1, 1999.

(14) Includes an aggregate of 36,511 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999 and 27,000 shares of common stock subject to repurchase by Aspect under certain circumstances. Does not include 56,406 shares which will not become exercisable within 60 days of August 1, 1999.

(15) Includes an aggregate of 13,152 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999 and 78,750 shares of common stock subject to repurchase by Aspect under certain circumstances. Does not include 33,697 shares which will not become exercisable within 60 days of August 1, 1999.

(16) Includes an aggregate of 36,719 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999. Also includes 3,571 shares of common stock held by Paul Manberg, as Custodian under the Uniform Transfer to Minors Act, for Shawn Joseph Manberg, 3,571 shares of common stock held by Paul Manberg, as Custodian under the Uniform Transfer to Minors Act, for Kate Michelle Manberg and 3,612 shares of common stock subject to repurchase by Aspect under certain circumstances. Does not include 40,781 shares which will not become exercisable within 60 days of August 1, 1999.

(17) Consists of shares of common stock subject to options which are exercisable within 60 days after August 1, 1999. Does not include 26,667 shares which will not become exercisable within 60 days of August 1, 1999.

(18) Includes an aggregate of 345,642 shares of common stock subject to options which are exercisable within 60 days after August 1, 1999 and 194,407 shares of common stock subject to repurchase by Aspect under certain circumstances. Does not include 522,269 shares which will not become exercisable within 60 days of August 1, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     After this offering, we will be authorized to issue                shares
of common stock, $.01 par value per share, and                shares of
preferred stock, $.01 par value per share. As of July 3, 1999, we had outstanding:

     - 1,789,905 shares of common stock held by 102 stockholders of record;

     - 11,067,238 shares of preferred stock held by 95 stockholders of record;

     - options to purchase 2,170,666 shares of common stock; and

     - warrants to purchase 192,902 shares of common stock.

     Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into 11,067,238 shares of common stock, which
will result in an aggregate of                shares of common stock
outstanding. The options and warrants will remain outstanding.

     The following summary is not intended to be complete and is qualified by reference to the provisions of applicable law and to our restated certificate of incorporation and amended and restated by-laws included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting. Holders of common stock are entitled to receive proportionately any lawful dividends as may be declared by our board of directors. However, all dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of Aspect, whether voluntarily or involuntarily, the holders of common stock will be entitled to receive proportionately all of our remaining assets available for distribution to stockholders. This distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive, redemption, conversion or subscription rights. Our outstanding shares of common stock are fully paid and non-assessable. The shares of common stock offered by us in this offering will also be, when issued and paid for, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     Our board of directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue up to an
aggregate of                shares of preferred stock, in one or more series.
Our board of directors is also authorized, subject to the limitations prescribed by Delaware law, to establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series. Our board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. However, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock. We have no current plans to issue any preferred stock.

WARRANTS

     The warrants have an exercise price of $12.50. The warrants have net exercise provisions under which the holder may, instead of paying the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of our shares of common stock at the time of exercise of the warrant, after deducting the exercise price. These warrants expire on the third anniversary of the date of this offering. However, if our common stock is traded on a national exchange or trading system and the average closing price of our common stock equals or exceeds $25.00 for 25 consecutive trading days, then we have the right to require the holders to exercise their warrants. If the holders do not exercise their warrants, the warrants will be automatically exercised according to the net exercise provisions described above.

REGISTRATION RIGHTS

     Pursuant to the terms of a registration rights agreement, the holders of 11,067,238 shares of common stock are entitled to rights with respect to the registration of those shares under the Securities Act of 1933. The holders of warrants to purchase 192,902 shares of common stock are also party to the registration rights agreement and entitled to these registration rights. Under that agreement, if we propose to register any of our securities under the Securities Act of 1933, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include their registrable shares in the registration. However, in the event of a registration pursuant to an underwritten public offering of our common stock, the underwriters have the right, subject to certain conditions, to limit the number of shares included in the registration.

     The holders of registration rights may, at any time after one year following the date of the closing of this offering and upon the request of holders of not less than 35% of the registrable shares then outstanding, require us to prepare and file a registration statement under the Securities Act of 1933 with respect to their registrable shares. We are required to effect only three of these demand registrations. In addition, at any time after we become eligible to file a registration statement on Form S-3 (or any successor form), holders of registration rights may request us to effect a registration on Form S-3 of registrable shares having an aggregate offering price of at least $250,000. These rights terminate six years following the date of this prospectus.

DELAWARE LAW AND OUR CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     Upon the closing of this offering, our restated certificate of incorporation will provide that:

     - the board of directors be divided into three classes, with staggered three-year terms,

     - directors may be removed only for cause by the vote of the holders of at least two-thirds of the shares of our capital stock entitled to vote, and

     - any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

These provisions could discourage, delay or prevent a change in control of Aspect or an acquisition of Aspect at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of common stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of our board of directors.

     Upon the closing of this offering, our restated certificate of incorporation and amended and restated by-laws will also provide that:

     - stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before such meeting,

     - stockholder action not be taken by written action in lieu of a meeting,

     - special meetings of stockholders may be called only by our Chairman of the Board, our Chief Executive Officer or by our board of directors, and

     - in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding providing certain information and advance notice to us.

These provisions could delay, until the next stockholders' meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders' meeting, and not by written consent.

     The Delaware General Corporation Law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation will require the vote of the holders of at least 75% of our capital stock entitled to vote to amend or repeal any of the foregoing provisions. The 75% stockholder vote would be in addition to any separate class vote that might be required pursuant to the terms of any series of preferred stock that might be then outstanding.

     Aspect is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that our directors will not be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as it exists or may later be amended.

     Our certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Boston EquiServe L.P.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate
of        shares of our common stock assuming no exercise of outstanding options
or warrants. Of these shares, the        shares sold in this offering will be
freely tradable without restriction or further registration under the Securities Act of 1933, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The remaining 12,857,872 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933 or are subject to the contractual restrictions described below. Of these remaining securities:

     - 2,838,708 shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering,

     -  578,982 additional shares which are not subject to the 180-day lock up period described below may be sold beginning 90 days after the effective date of this offering, and

     - 9,440,182 additional shares may be sold upon expiration of the 180-day lock-up period described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act of 1933, which rules are summarized below.

LOCK-UP AGREEMENTS

     Certain of our officers and directors and stockholders holding an aggregate of 9,440,182 shares of common stock have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period ending 180 days after the date of this prospectus. Transfers or dispositions by our officers, directors and stockholders can be made sooner:

     - with the written consent of Morgan Stanley & Co. Incorporated,

     - as a bona fide gift,

     - to immediate family members, or

     - to a trust, the beneficiaries of which are immediate family members.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately        shares immediately after this offering, or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act of 1933 as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of 11,067,238 shares of our common stock, or their transferees, will be entitled to various rights with respect to the registration of those shares under the Securities Act of 1933. The holders of warrants to purchase 192,902 shares of our common stock will also be entitled to these registration rights. See "Description of Capital
Stock -- Registration Rights" on page 62.

STOCK OPTIONS

     Immediately after the 180-day lock-up period expires, we intend to file a
registration statement under the Securities Act of 1933 covering        shares
of common stock reserved for issuance under our Amended and Restated 1991 Stock Option Plan, 1998 Stock Incentive Plan, 1999 Employee Stock Purchase Plan and 1998 Director Stock Option Plan. That registration statement is expected to become effective as soon as it is filed. Accordingly, shares registered under that registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up period expires.

     As of July 3, 1999, options to purchase 2,170,666 shares of common stock were issued and outstanding. Upon the expiration of the lock-up period described above, at least 1,192,952 shares of common stock will be subject to vested options, based on options outstanding as of July 3, 1999.

WARRANTS

     Upon completion of this offering, there will be warrants outstanding to purchase 192,902 shares of common stock at an exercise price of $12.50 per share. Any shares purchased pursuant to the "cashless exercise" feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144.

EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed to purchase, and Aspect has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                 NUMBER
NAME                                                            OF SHARES
----                                                            ---------
Morgan Stanley & Co. Incorporated...........................
Deutsche Bank Securities Inc................................
U.S. Bancorp Piper Jaffray Inc..............................
                                                                ---------
          Total.............................................
                                                                =========

     The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered in this offering are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the over-allotment options described below.

     The underwriters initially propose to offer part of the shares of our common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. Any underwriters may allow, and such dealers may reallow, a
concession not in excess of $          a share to other underwriters or to other
dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number set forth next to the names of all underwriters in the preceding table. If the underwriters' over-allotment
option is exercised in full, the total price to the public would be $          ,
the total underwriters' discounts and commissions would be $          , and the
total proceeds to us would be $          .

     Each of Aspect and our directors and executive officers and certain other securityholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, he, she or it will not directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

     The restrictions described in this paragraph do not apply to:

     - the sale of shares to the underwriters,

     - transactions by any person other than Aspect relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, or

     - the sale or transfer of shares of common stock to an acquiror in connection with the sale of Aspect pursuant to a merger, sale of stock or otherwise.

     The underwriters have informed us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "ASPM."

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in our common stock for their own account. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against liabilities in connection with this offering, including liabilities under the Securities Act of 1933.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to                shares of common stock offered in
this offering for our directors, officers, employees and related persons. Individuals purchasing these shares must have a retail account with Morgan Stanley & Co. Incorporated and must commit to the purchase of these shares within one day after the date of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

     - our record of operations, our current financial position and future prospects,

     - the experience of our management,

     - sales, earnings and other financial and operating information in recent periods, and

     - the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The audited consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (including the exhibits and schedules to the registration statement) under the Securities Act of 1933 with respect to the common stock we propose to sell in this offering. This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified by this reference.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the Securities and Exchange Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Aspect's Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's website (http://www.sec.gov).

     We intend to distribute to our stockholders annual reports containing audited consolidated financial statements. We also intend to make available to our stockholders, within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports containing interim unaudited financial information.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998, July 3, 1999 (Unaudited) and Pro Forma July 3, 1999
  (Unaudited)...............................................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998 and for the Six Months
  Ended July 4, 1998 (Unaudited) and July 3, 1999
  (Unaudited)...............................................  F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1997 and 1998 and for the
  Six Months Ended July 3, 1999 (Unaudited).................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998 and for the Six Months
  Ended July 4, 1998 (Unaudited) and July 3, 1999
  (Unaudited)...............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Aspect Medical Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Aspect Medical Systems, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspect Medical Systems, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 15, 1999

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                  PRO FORMA
                                                    DECEMBER 31,   DECEMBER 31,     JULY 3,      JULY 3, 1999
                                                        1997           1998           1999         (NOTE 2)
                                                    ------------   ------------   ------------   ------------
                                                                                  (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................  $    368,507   $ 17,122,993   $ 14,549,785   $ 14,549,785
  Marketable securities...........................     4,612,462      4,150,336      1,561,589      1,561,589
  Accounts receivable, net of allowance of
    $62,400, $200,000 and $347,500 at December 31,
    1997 and 1998 and July 3, 1999,
    respectively..................................       719,172      2,108,944      2,870,845      2,870,845
  Current portion of investment in sales-type
    leases........................................       136,392        776,275      1,369,502      1,369,502
  Inventory.......................................       387,479        270,189        736,614        736,614
  Other current assets............................       245,962        316,773        379,922        379,922
                                                    ------------   ------------   ------------   ------------
         Total current assets.....................     6,469,974     24,745,510     21,468,257     21,468,257
Property and equipment, net.......................       923,559      2,121,915      2,991,655      2,991,655
Long-term investment in sales-type leases.........       209,074      1,721,825      2,622,856      2,622,856
                                                    ------------   ------------   ------------   ------------
         Total assets.............................  $  7,602,607   $ 28,589,250   $ 27,082,768   $ 27,082,768
                                                    ------------   ------------   ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Working capital line of credit..................  $         --   $         --   $  1,568,750   $  1,568,750
  Current portion of capital lease obligations....       154,906        126,775         59,038         59,038
  Current portion of long-term debt...............            --        720,670        720,670        720,670
  Accounts payable................................     1,119,055        891,943      1,695,995      1,695,995
  Accrued liabilities.............................     1,500,591      3,663,407      4,317,368      4,317,368
  Deferred revenue................................       643,000      2,056,893      1,889,487      1,889,487
                                                    ------------   ------------   ------------   ------------
         Total current liabilities................     3,417,552      7,459,688     10,251,308     10,251,308
                                                    ------------   ------------   ------------   ------------
Long-term debt obligations........................            --      1,441,339      1,081,004      1,081,004
Long-term capital lease obligations...............       117,680             --             --             --
                                                    ------------   ------------   ------------   ------------
Commitments and contingencies (Note 13)
Stockholders' equity:
  Preferred Stock, $.01 par value; (pro forma
    [           ] shares authorized, no shares
    issued or outstanding)........................            --             --             --             --
  Convertible Preferred Stock, $.01 par value;
    22,363,224 shares authorized, 7,647,275,
    11,067,238 and 11,067,238 shares issued and
    outstanding at December 31, 1997 and 1998 and
    July 3, 1999, respectively (liquidation
    preference -- $58,962,591 at July 3, 1999)
    (pro forma -- no shares authorized, issued or
    outstanding)..................................    38,726,070     67,560,365     67,560,365             --
  Common Stock, $.01 par value; 17,030,000 shares
    authorized, 1,548,027, 1,778,692 and 1,789,905
    shares issued and outstanding at December 31,
    1997 and 1998, and July 3, 1999, respectively
    (pro forma -- [           ] shares authorized,
    12,857,143 shares issued and outstanding).....        15,480         17,787         17,899        128,571
  Additional paid-in capital......................       338,970        933,467      1,055,969     68,505,662
  Warrants........................................            --        146,606        146,606        146,606
  Notes receivable from employees and directors...      (273,579)      (306,182)      (305,323)      (305,323)
  Deferred compensation...........................            --       (317,564)      (289,931)      (289,931)
  Accumulated other comprehensive income(loss)....         3,098          3,641           (766)          (766)
  Accumulated deficit.............................   (34,742,664)   (48,349,897)   (52,434,363)   (52,434,363)
                                                    ------------   ------------   ------------   ------------
         Total stockholders' equity...............     4,067,375     19,688,223     15,750,456     15,750,456
                                                    ------------   ------------   ------------   ------------
         Total liabilities and stockholders'
           equity.................................  $  7,602,607   $ 28,589,250   $ 27,082,768   $ 27,082,768
                                                    ============   ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,            -------------------------
                                -----------------------------------------     JULY 4,       JULY 3,
                                   1996           1997           1998          1998          1999
                                -----------   ------------   ------------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Revenue.......................  $ 1,388,788   $  3,067,573   $ 11,238,205   $ 4,420,165   $11,712,197
Costs and expenses:
  Costs of revenue............    1,095,872      3,601,569      5,880,288     2,662,249     4,235,937
  Research and development....    2,338,239      2,603,117      4,041,753     1,941,915     2,345,980
  Sales and marketing.........    1,560,635      4,813,505     10,354,411     4,669,543     7,565,771
  General and
     administrative...........    1,871,071      2,357,695      4,253,712     1,960,271     2,293,062
                                -----------   ------------   ------------   -----------   -----------
          Total costs and
            expenses..........    6,865,817     13,375,886     24,530,164    11,233,978    16,440,750
                                -----------   ------------   ------------   -----------   -----------
Loss from operations..........   (5,477,029)   (10,308,313)   (13,291,959)   (6,813,813)   (4,728,553)
Interest income...............      143,675        500,485        553,365       312,857       739,974
Interest expense..............      (63,084)       (78,027)       (94,137)      (16,112)      (95,887)
Other expense (Note 19).......           --             --       (774,502)           --            --
                                -----------   ------------   ------------   -----------   -----------
Net loss......................  $(5,396,438)  $ (9,885,855)  $(13,607,233)  $(6,517,068)  $(4,084,466)
                                ===========   ============   ============   ===========   ===========
Net loss per share:
  Basic and diluted...........  $    (57.76)  $     (15.63)  $     (11.70)  $     (6.34)  $     (2.79)
                                ===========   ============   ============   ===========   ===========
  Pro forma basic and
     diluted..................                               $      (1.31)                $     (0.33)
                                                             ============                 ===========
Shares used in computing net
  loss per share:
  Basic and diluted...........       93,424        632,377      1,162,695     1,028,215     1,462,520
  Pro forma basic and
     diluted..................                                 10,351,979                  12,529,758

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                      COMMON STOCK
                                                                             CONVERTIBLE          ---------------------
                                                                           PREFERRED STOCK
                                                       COMPREHENSIVE   ------------------------                  PAR
                                                           LOSS          SHARES       AMOUNT       SHARES       VALUE
                                                       -------------   ----------   -----------   ---------   ---------
Balance, December 31, 1995...........................                   2,481,940   $22,454,371      93,424   $     934
 Issuance of Series B-1 convertible preferred stock,
   net of issuance costs of approximately $14,000....            --     1,725,386     3,436,899          --          --
Comprehensive loss:
 Net loss............................................  $ (5,396,438)           --            --          --          --
 Other comprehensive loss -
   Unrealized loss on marketable securities..........        (2,506)           --            --          --          --
                                                       ------------
 Comprehensive loss..................................    (5,398,944)           --            --          --          --
                                                                       ----------   -----------   ---------   ---------
Balance, December 31, 1996...........................                   4,207,326    25,891,270      93,424         934
 Issuance of Series C convertible preferred stock,
   net of issuance costs of approximately $61,000....            --     3,439,949    12,834,800          --          --
 Issuance of common stock upon exercise of common
   stock options.....................................            --            --            --   1,454,603      14,546
Comprehensive loss:
 Net loss............................................    (9,885,855)           --            --          --          --
 Other comprehensive income -
   Unrealized gain on marketable securities..........         3,260            --            --          --          --
                                                       ------------
 Comprehensive loss..................................    (9,882,595)           --            --          --          --
                                                                       ----------   -----------   ---------   ---------
Balance, December 31, 1997...........................                   7,647,275    38,726,070   1,548,027      15,480
 Issuance of Series D convertible preferred stock,
   net of issuance costs of approximately $73,000....            --     1,666,234    11,573,816          --          --
 Issuance of Series E convertible preferred stock and
   warrants, net of issuance costs of approximately
   $130,000..........................................            --     1,753,729    17,260,479          --          --
 Issuance of common stock upon exercise of common
   stock options.....................................            --            --            --     230,665       2,307
 Deferred compensation related to stock options......            --            --            --          --          --
 Reversal of unamortized deferred compensation
   related to canceled stock options.................            --            --            --          --          --
 Payments on notes receivable........................            --            --            --          --          --
 Amortization of deferred compensation related to
   stock options.....................................            --            --            --          --          --
Comprehensive loss:
 Net loss............................................   (13,607,233)           --            --          --          --
 Other comprehensive income -
   Unrealized gain on marketable securities..........           543            --            --          --          --
                                                       ------------
 Comprehensive loss..................................   (13,606,690)           --            --          --          --
                                                                       ----------   -----------   ---------   ---------
Balance, December 31, 1998...........................                  11,067,238    67,560,365   1,778,692      17,787
 Issuance of common stock upon exercise of common
   stock options (unaudited).........................            --            --            --      11,213         112
 Payments on notes receivable from employees and
   directors (unaudited).............................            --            --            --          --          --

                                                                                   NOTES
                                                                                RECEIVABLE                     ACCUMULATED
                                                       ADDITIONAL                  FROM                           OTHER
                                                        PAID-IN                  EMPLOYEES       DEFERRED     COMPREHENSIVE
                                                        CAPITAL     WARRANTS   AND DIRECTORS   COMPENSATION   INCOME(LOSS)
                                                       ----------   --------   -------------   ------------   -------------
Balance, December 31, 1995...........................  $   31,096   $    --      $      --     -$-........       $ 2,344
 Issuance of Series B-1 convertible preferred stock,
   net of issuance costs of approximately $14,000....          --        --             --             --             --
Comprehensive loss:
 Net loss............................................          --        --             --             --             --
 Other comprehensive loss -
   Unrealized loss on marketable securities..........          --        --             --             --         (2,506)
 Comprehensive loss..................................          --        --             --             --             --
                                                       ----------   --------     ---------      ---------        -------
Balance, December 31, 1996...........................      31,096        --             --             --           (162)
 Issuance of Series C convertible preferred stock,
   net of issuance costs of approximately $61,000....          --        --             --             --             --
 Issuance of common stock upon exercise of common
   stock options.....................................     307,874        --       (273,579)            --             --
Comprehensive loss:
 Net loss............................................          --        --             --             --             --
 Other comprehensive income -
   Unrealized gain on marketable securities..........          --        --             --             --          3,260
 Comprehensive loss..................................          --        --             --             --             --
                                                       ----------   --------     ---------      ---------        -------
Balance, December 31, 1997...........................     338,970        --       (273,579)    --........          3,098
 Issuance of Series D convertible preferred stock,
   net of issuance costs of approximately $73,000....          --        --             --             --             --
 Issuance of Series E convertible preferred stock and
   warrants, net of issuance costs of approximately
   $130,000..........................................          --   146,606             --             --             --
 Issuance of common stock upon exercise of common
   stock options.....................................     180,595        --        (63,001)            --             --
 Deferred compensation related to stock options......     758,152        --             --       (758,152)            --
 Reversal of unamortized deferred compensation
   related to canceled stock options.................    (344,250)       --             --        344,250             --
 Payments on notes receivable........................          --        --         30,398             --             --
 Amortization of deferred compensation related to
   stock options.....................................          --        --             --         96,338             --
Comprehensive loss:
 Net loss............................................          --        --             --             --             --
 Other comprehensive income -
   Unrealized gain on marketable securities..........          --        --             --             --            543
 Comprehensive loss..................................          --        --             --             --             --
                                                       ----------   --------     ---------      ---------        -------
Balance, December 31, 1998...........................     933,467   146,606       (306,182)      (317,564)         3,641
 Issuance of common stock upon exercise of common
   stock options (unaudited).........................       7,266        --             --             --             --
 Payments on notes receivable from employees and
   directors (unaudited).............................          --        --            859             --             --


                                                                          TOTAL
                                                       ACCUMULATED    STOCKHOLDERS'
                                                         DEFICIT         EQUITY
                                                       ------------   -------------
Balance, December 31, 1995...........................  $(19,460,371)   $ 3,028,374
 Issuance of Series B-1 convertible preferred stock,
   net of issuance costs of approximately $14,000....            --      3,436,899
Comprehensive loss:
 Net loss............................................    (5,396,438)    (5,396,438)
 Other comprehensive loss -
   Unrealized loss on marketable securities..........            --         (2,506)
 Comprehensive loss..................................            --             --
                                                       ------------    -----------
Balance, December 31, 1996...........................   (24,856,809)     1,066,329
 Issuance of Series C convertible preferred stock,
   net of issuance costs of approximately $61,000....            --     12,834,800
 Issuance of common stock upon exercise of common
   stock options.....................................            --         48,841
Comprehensive loss:
 Net loss............................................    (9,885,855)    (9,885,855)
 Other comprehensive income -
   Unrealized gain on marketable securities..........            --          3,260
 Comprehensive loss..................................            --             --
                                                       ------------    -----------
Balance, December 31, 1997...........................   (34,742,664)     4,067,375
 Issuance of Series D convertible preferred stock,
   net of issuance costs of approximately $73,000....            --     11,573,816
 Issuance of Series E convertible preferred stock and
   warrants, net of issuance costs of approximately
   $130,000..........................................            --     17,407,085
 Issuance of common stock upon exercise of common
   stock options.....................................            --        119,901
 Deferred compensation related to stock options......            --             --
 Reversal of unamortized deferred compensation
   related to canceled stock options.................            --             --
 Payments on notes receivable........................            --         30,398
 Amortization of deferred compensation related to
   stock options.....................................            --         96,338
Comprehensive loss:
 Net loss............................................   (13,607,233)   (13,607,233)
 Other comprehensive income -
   Unrealized gain on marketable securities..........            --            543
 Comprehensive loss..................................            --             --
                                                       ------------    -----------
Balance, December 31, 1998...........................   (48,349,897)    19,688,223
 Issuance of common stock upon exercise of common
   stock options (unaudited).........................            --          7,378
 Payments on notes receivable from employees and
   directors (unaudited).............................            --            859

Deferred compensation related to stock options (unaudited).             --           --            --          --          --
 Amortization of deferred compensation related to stock
   options (unaudited)..................................               --            --            --          --          --
Comprehensive loss:
 Net loss (unaudited)...................................       (4,084,466)           --            --          --          --
 Other comprehensive loss -
   Unrealized loss on marketable securities(unaudited)...          (4,407)           --            --          --          --
                                                             ------------
 Comprehensive loss.....................................     $ (4,088,873)           --            --          --          --
                                                                             ----------   -----------   ---------   ---------
Balance, July 3, 1999 (unaudited).......................                     11,067,238   $67,560,365   1,789,905   $  17,899
                                                                             ==========   ===========   =========   =========

Deferred compensation related to stock options (unaudited).     115,236        --             --       (115,236)            --
 Amortization of deferred compensation related to stock
   options (unaudited)..................................             --        --             --        142,869             --
Comprehensive loss:
 Net loss (unaudited)...................................             --        --             --             --             --
 Other comprehensive loss -
   Unrealized loss on marketable securities(unaudited)...            --        --             --             --         (4,407)
 Comprehensive loss.....................................             --        --             --             --             --
                                                             ----------   --------     ---------      ---------        -------
Balance, July 3, 1999 (unaudited).......................     $1,055,969   $146,606     $(305,323)     $(289,931)       $  (766)
                                                             ==========   ========     =========      =========        =======

Deferred compensation related to stock options (unaudited).            --            --
 Amortization of deferred compensation related to stock
   options (unaudited)..................................               --       142,869
Comprehensive loss:
 Net loss (unaudited)...................................       (4,084,466)   (4,084,466)
 Other comprehensive loss -
   Unrealized loss on marketable securities(unaudited)...              --        (4,407)
 Comprehensive loss.....................................               --            --
                                                             ------------   -----------
Balance, July 3, 1999 (unaudited).......................     $(52,434,363)  $15,750,456
                                                             ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,            -------------------------
                                                      -----------------------------------------     JULY 4,       JULY 3,
                                                         1996           1997           1998          1998          1999
                                                      -----------   ------------   ------------   -----------   -----------
                                                                                                  (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss..........................................  $(5,396,438)  $ (9,885,855)  $(13,607,233)  $(6,517,068)  $(4,084,466)
  Adjustments to reconcile net loss to net cash used
    for operating activities -
    Depreciation and amortization...................      189,378        192,571        623,133       160,474       509,943
    Provision for doubtful accounts.................       43,000         14,333        146,500        40,000       151,015
    Compensation expense related to stock options...           --             --         96,338        64,305       142,869
    Changes in assets and liabilities -
      Increase in accounts receivable...............      (92,990)      (437,525)    (1,536,272)     (626,831)     (912,916)
      Decrease (increase) in inventory..............       61,193        763,483        117,290      (563,650)     (466,425)
      Increase in other current assets..............      (60,628)      (108,343)       (70,811)     (160,855)      (63,150)
      Increase in investment in sales-type leases...           --       (345,466)    (2,152,634)   (1,088,303)   (1,494,257)
      Increase (decrease) in accounts payable.......      493,575        459,778       (227,112)      103,787       804,052
      (Decrease) increase in accrued liabilities....       (4,385)       776,260      2,162,816     1,433,163       653,961
      Increase (decrease) in deferred revenue.......      814,717       (180,000)     1,413,893     1,052,830      (167,405)
                                                      -----------   ------------   ------------   -----------   -----------
        Net cash used for operating activities......   (3,952,578)    (8,750,764)   (13,034,092)   (6,102,148)   (4,926,779)
                                                      -----------   ------------   ------------   -----------   -----------
Cash flows from investing activities:
  Acquisition of property and equipment.............     (622,384)      (958,271)    (1,821,489)   (1,133,750)   (1,379,683)
  Purchases of marketable securities................  (23,953,144)   (65,379,625)   (42,947,415)  (38,316,566)   (1,761,464)
  Proceeds from sales of marketable securities......   24,045,377     61,647,164     43,410,084    36,098,460     4,345,802
                                                      -----------   ------------   ------------   -----------   -----------
        Net cash (used for) provided by
          investing activities......................     (530,151)    (4,690,732)    (1,358,820)   (3,351,856)    1,204,655
                                                      -----------   ------------   ------------   -----------   -----------
Cash flows from financing activities:
  Proceeds from working capital line of credit......           --             --             --            --     1,568,750
  Principal payments on capital lease obligations...     (287,616)      (427,558)      (145,811)      (74,546)      (67,737)
  Proceeds from sale leaseback of property and
    equipment.......................................      330,291             --             --            --            --
  Proceeds from equipment loan......................           --             --      2,162,009       775,831            --
  Payments on equipment loan........................           --             --             --            --      (360,335)
  Proceeds from issuance of convertible preferred
    stock and warrants, net of issuance costs.......    3,436,899     12,834,800     28,980,901    11,573,816            --
  Proceeds from issuance of common stock............           --         48,841        119,901        80,023         7,379
  Payments received on notes receivable from
    employees and directors.........................           --             --         30,398        30,397           859
                                                      -----------   ------------   ------------   -----------   -----------
        Net cash provided by financing activities...    3,479,574     12,456,083     31,147,398    12,385,521     1,148,916
                                                      -----------   ------------   ------------   -----------   -----------
Net (decrease) increase in cash and cash
  equivalents.......................................   (1,003,155)      (985,413)    16,754,486     2,931,517    (2,573,208)
Cash and cash equivalents, beginning of period......    2,357,075      1,353,920        368,507       368,507    17,122,993
                                                      -----------   ------------   ------------   -----------   -----------
Cash and cash equivalents, end of period............  $ 1,353,920   $    368,507   $ 17,122,993   $ 3,300,024   $14,549,785
                                                      ===========   ============   ============   ===========   ===========
Supplemental disclosure of cash flow information:
  Interest paid.....................................  $    63,084   $     78,027   $     94,137   $    16,112   $    95,887
                                                      ===========   ============   ============   ===========   ===========
Supplemental disclosure of noncash financing
  activities:
  Capital lease obligations totaling $367,000,
    including sale leaseback transactions, were
    incurred in 1996

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1)  DESCRIPTION OF OPERATIONS

     Aspect Medical Systems, Inc. and its subsidiaries (the "Company") develops, manufactures and markets an anesthesia monitoring system that enables anesthesia providers to assess and manage a patient's level of consciousness. The BIS system incorporates the Company's proprietary disposable BIS Sensors and the Company's BIS monitor or BIS Module Kit. The Company's latest generation BIS monitor, the A-2000 BIS Monitor, was cleared for marketing by the United States Food and Drug Administration in February 1998. The BIS system is based on the Company's patented core technology, the BIS index, which is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain.

     The Company incurred net losses of $5,396,438, $9,885,855 and $13,607,233 for the years ended December 31, 1996, 1997 and 1998, respectively, and at July 3, 1999 had an accumulated deficit of $52,434,363. Principal risks that may affect the business, results of operations and financial condition of the Company include the Company's ability to raise sufficient capital to fund operations, market acceptance of the Company's technology and products, limited sales and marketing experience, the reliance on a single product family, manufacturing risks, the dependence on single source or limited suppliers, technological risks and other risks.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies used by the Company in the preparation of its financial statements are as follows:

  INTERIM FINANCIAL STATEMENTS

     The accompanying consolidated balance sheet as of July 3, 1999, statements of operations and cash flows for the six months ended July 4, 1998 and July 3, 1999 and the statement of stockholders' equity for the six months ended July 3, 1999 are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation for results of these interim periods. The results of operations for the six months ended July 3, 1999 are not necessarily indicative of results to be expected for the entire year or for any other interim period.

     The Company follows a system of fiscal months as opposed to calendar months. Under this system, the first eleven months of each fiscal year end on a Saturday and the last month of the fiscal year always ends on December 31. All references to the six months ended July 4, 1998 relate to the period from January 1, 1998 to July 4, 1998, and all references to the six months ended July 3, 1999 relate to the period from January 1, 1999 to July 3, 1999.

  UNAUDITED PRO FORMA PRESENTATION

     Under the terms of the Company's restated certificate of incorporation, all outstanding preferred stock will be converted automatically into shares of common stock upon the closing of the Company's initial public offering. Also, upon the closing of the Company's initial public offering, the authorized
capital stock of the Company will consist of           shares of common stock
and           shares of preferred stock, the terms of which will not be
designated. The unaudited pro forma balance sheet information at July 3, 1999 reflects the conversion of all series of preferred stock into 11,067,238 shares of common stock as if the conversion occurred on July 3, 1999.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  FOREIGN CURRENCY TRANSLATION

     Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenue and expenses. The functional currency of the Company's international subsidiaries is the U.S. dollar; therefore, translation adjustments are recorded in the consolidated statements of operations and have not been material.

  CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The Company invests its excess cash in money market accounts, certificates of deposit, U.S. Treasury bills, high-grade commercial paper and debt obligations of various government agencies. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. In accordance with SFAS No. 115, the Company has classified all of its investments as available-for-sale at December 31, 1997 and 1998 and July 3, 1999. The securities are reported at fair value, with any unrealized gains and losses excluded from earnings and reported as other comprehensive income.

  REVENUE RECOGNITION

     Revenue from equipment sales, disposable product sales and sales-type leases are recognized at the time of shipment. Payments received prior to shipment are recorded as deferred revenue. The Company has entered into certain licensing and distribution agreements for which payments received in advance are recorded as deferred revenue. Revenue is recognized as earned per the terms of the respective agreements. The Company provides for the cost of warranty at the time of product shipment.

  RESEARCH AND DEVELOPMENT COSTS

     The Company charges research and development costs to operations as incurred.

  INVENTORY

     Inventory is valued at the lower of cost or estimated market, cost being determined on a first-in, first-out basis.

  PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related equipment. Equipment held under capital leases is stated at the lower of the fair market value of the equipment or the present value of the minimum lease payments at the inception of the lease and is amortized on a straight-line basis over the shorter of the lives of the related assets or the term of the leases. Maintenance and repair expenditures are charged to expense as incurred.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing currently enacted tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards.

  CONCENTRATION OF CREDIT RISK, SIGNIFICANT CUSTOMER AND SINGLE OR LIMITED SOURCE SUPPLIERS

     Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable, investment in sales-type lease receivables and investments. To minimize the risk with respect to accounts receivable and investment in sales-type lease receivables, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. The Company maintains cash, cash equivalents and investments with various financial institutions. The Company performs periodic evaluations of the relative credit quality of investments and Company policy is designed to limit exposure to any one institution or type of investment. The primary objective of the Company's investment strategy is the safety of the principal invested.

     At December 31, 1997 and 1998 and July 3, 1999, accounts receivable from one of the Company's international distributors accounted for approximately 19%, 14% and 2%, respectively, of the total amounts due to the Company. For the years ended December 31, 1996, 1997 and 1998, sales to this customer accounted for approximately 49%, 35% and 13%, respectively, of the Company's total revenue. For the six months ended July 4, 1998 and the six months ended July 3, 1999, sales to this customer accounted for approximately 17% and 3% of the Company's total revenue, respectively. Effective July 1, 1998, this customer no longer distributes the Company's monitors.

     The Company currently obtains certain key components of its products from single or limited sources. The Company purchases components pursuant to purchase orders rather than long-term supply agreements. The Company has experienced shortages and delays in obtaining certain components of its products in the past. There can be no assurance that the Company will not experience similar delays or shortages in the future. The disruption or termination of the supply of components or a significant increase in the costs of these components from these sources could have a material adverse effect on the Company's business, financial condition and results of operations.

  COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 did not have a material effect on the Company's financial statements, as the only element of comprehensive income impacting the Company is the unrealized gain (loss) on marketable securities.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair market values of the Company's financial instruments, which include marketable securities, accounts receivable, investment in sales-type leases, accounts payable, bank loans and capital lease obligations, approximate their carrying values.

(3)  CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash and cash equivalents consist of the following:

                                                         DECEMBER 31,
                                                    ----------------------     JULY 3,
                                                      1997        1998          1999
                                                    --------   -----------   -----------
                                                                             (UNAUDITED)
Cash..............................................  $131,757   $11,122,993   $ 1,687,575
Certificates of deposit...........................        --     6,000,000     4,092,033
Corporate debt securities.........................        --            --     8,770,177
U.S. Government debt securities...................   236,750            --            --
                                                    --------   -----------   -----------
                                                    $368,507   $17,122,993   $14,549,785
                                                    ========   ===========   ===========

     Available-for-sale securities included in marketable securities at December 31, 1997 and 1998 and July 3, 1999 consist of the following:

                                                     AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                        COST        GAINS        LOSSES       VALUE
                                                     ----------   ----------   ----------   ----------
December 31, 1997 --
  U.S. Government debt securities..................  $   99,187     $   --       $  --      $   99,187
  Corporate debt securities........................   4,010,177      3,098          --       4,013,275
  Municipal notes..................................     500,000         --          --         500,000
                                                     ----------     ------       -----      ----------
                                                     $4,609,364     $3,098       $  --      $4,612,462
                                                     ==========     ======       =====      ==========
December 31, 1998 --
  Corporate debt securities........................  $3,136,075     $  241       $  --      $3,136,316
  Municipal notes..................................   1,010,620      3,400          --       1,014,020
                                                     ----------     ------       -----      ----------
                                                     $4,146,695     $3,641       $  --      $4,150,336
                                                     ==========     ======       =====      ==========
July 3, 1999 -- (unaudited)
  U.S. Government debt securities..................  $1,001,704     $   --       $(766)     $1,000,938
  Corporate debt securities........................     560,651         --          --         560,651
                                                     ----------     ------       -----      ----------
                                                     $1,562,355     $   --       $(766)     $1,561,589
                                                     ==========     ======       =====      ==========

     The amortized cost and estimated fair value of investments in debt securities at July 3, 1999, by contractual maturity, were as follows:

                                                                              ESTIMATED
                                                                                FAIR
                                                                 COST           VALUE
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Maturing in one year or less................................  $  560,651     $  560,651
Maturing in one to two years................................   1,001,704      1,000,938
                                                              ----------     ----------
                                                              $1,562,355     $1,561,589
                                                              ==========     ==========

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material to the Company's financial statements.

(4)  INVESTMENT IN SALES-TYPE LEASES

     The Company leases equipment to customers under sales-type leases. The components of the Company's net investment in sales-type leases are as follows:

                                               DECEMBER 31,
                                          ----------------------      JULY 3,
                                            1997         1998          1999
                                          --------    ----------    -----------
                                                                    (UNAUDITED)
Total minimum lease payments
  receivable............................  $505,474    $3,300,533    $5,133,165
  Less -- unearned interest.............   160,008       802,433     1,140,807
                                          --------    ----------    ----------
Net investment in sales-type leases.....   345,466     2,498,100     3,992,358
  Less -- current portion...............   136,392       776,275     1,369,502
                                          --------    ----------    ----------
                                          $209,074    $1,721,825    $2,622,856
                                          ========    ==========    ==========

     Future minimum lease payments due under non-cancelable leases as of December 31, 1998 are as follows:

YEAR ENDING
-----------
1999........................................................  $1,226,664
2000........................................................     892,561
2001........................................................     559,384
2002........................................................     402,093
2003........................................................     219,831
                                                              ----------
                                                              $3,300,533
                                                              ==========

(5)  INVENTORY

     Inventory consists of the following:

                                                         DECEMBER 31,
                                                     --------------------      JULY 3,
                                                       1997        1998         1999
                                                     --------    --------    -----------
                                                                             (UNAUDITED)
Raw materials......................................  $322,636    $165,682     $390,439
Work-in-progress...................................        --          --       30,325
Finished goods.....................................    64,843     104,507      315,850
                                                     --------    --------     --------
                                                     $387,479    $270,189     $736,614
                                                     ========    ========     ========

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(6)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                     DECEMBER 31,
                                       USEFUL LIFE             ------------------------      JULY 3,
                                         IN YEARS                 1997          1998          1999
                               ----------------------------    ----------    ----------    -----------
                                                                                           (UNAUDITED)
Computer equipment...........               3                  $  707,071    $1,626,676    $1,977,124
Construction in progress.....               --                    490,194        98,866       768,375
Machinery and equipment......             3 to 5                  152,735       887,046     1,158,846
Furniture and fixtures.......               3                     133,114       308,656       361,649
                                Shorter of the life of the
                                  lease or the estimated
Leasehold improvements.......     remaining useful life             1,485       273,313       292,863
                                                               ----------    ----------    ----------
                                                                1,484,599     3,194,557     4,558,857
Accumulated depreciation and
  amortization...............                                    (561,040)   (1,072,642)   (1,567,202)
                                                               ----------    ----------    ----------
                                                               $  923,559    $2,121,915    $2,991,655
                                                               ==========    ==========    ==========

     At December 31, 1997, 1998 and July 3, 1999, property and equipment held under capital leases totaled approximately $521,651, $86,944 and $12,788, respectively. Accumulated depreciation of these assets totaled approximately $458,988 and $67,850 at December 31, 1997 and 1998, respectively, and $10,657 at
July 3, 1999.

     During 1996, the Company entered into sale-leaseback transactions. The Company received proceeds of approximately $330,000 from the sale of these assets. A gain of approximately $99,000 relating to the sale-leaseback transaction was deferred in 1996 and is being amortized over the term of the respective lease.

(7)  INCOME TAXES

     Deferred income tax assets consist of the following:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1997           1998
                                                            -----------    -----------
Net operating loss carryforwards..........................  $12,254,000    $16,693,000
Tax credit carryforwards..................................    1,119,000      1,292,000
Other.....................................................      782,000      1,507,000
                                                            -----------    -----------
  Gross deferred tax assets...............................   14,155,000     19,492,000
  Valuation allowance.....................................  (14,155,000)   (19,492,000)
                                                            -----------    -----------
  Net deferred tax asset..................................  $        --    $        --
                                                            ===========    ===========

     The Company has provided a full valuation allowance against its gross deferred tax assets at December 31, 1997 and 1998 because the future realizability of such asset is uncertain. Should the Company achieve profitability in the future, various components of the gross deferred tax assets would be available to offset future income tax liabilities and expenses.

     The Company has net operating loss and research and development tax credit carryforwards for federal income tax purposes of approximately $41,452,000 and $1,292,000, respectively, at December 31, 1998 that will expire commencing in the year 2002 through the year 2018 if not utilized.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The net operating loss and research and development tax credit carryforwards are subject to review by the Internal Revenue Service. Ownership changes, as defined in the Internal Revenue Code, may limit the amount of these tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

(8)  STOCKHOLDERS' EQUITY

  AUTHORIZED CAPITAL STOCK

     As of December 31, 1998, the Company's authorized capital stock consisted of 17,030,000 shares of common stock, $.01 par value, and 22,363,224 shares of preferred stock, $.01 par value. Of the 22,363,224 shares of preferred stock, 406,898 shares are designated Series A-1 convertible preferred stock, 3,800,428 shares are designated Series B-1 convertible preferred stock, 3,500,000 shares are designated Series C convertible preferred stock, 1,714,286 shares are designated Series D convertible preferred stock, 1,760,000 shares are designated Series E convertible preferred stock, 406,898 shares are designated Series A-2 convertible preferred stock, 3,800,428 shares have been designated Series B-2 convertible preferred stock, 3,500,000 shares have been designated Series C-2 convertible preferred stock, 1,714,286 shares have been designated Series D-2 convertible preferred stock and 1,760,000 shares have been designated Series E-2 convertible preferred stock.

  CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock outstanding consists of the following:

                                                                DECEMBER 31,
                                                          -------------------------     JULY 3,
                                                             1997          1998          1999
                                                          -----------   -----------   -----------
Series A-1 convertible preferred stock; 406,898 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................  $18,384,462   $18,384,462   $18,384,462
Series B-1 convertible preferred stock; 3,800,428 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................    7,506,808     7,506,808     7,506,808
Series C convertible preferred stock; 3,439,949 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................   12,834,800    12,834,800    12,834,800
Series D convertible preferred stock; 1,666,234 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................           --    11,573,816    11,573,816
Series E convertible preferred stock; 1,753,729 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................           --    17,260,479    17,260,479
                                                          -----------   -----------   -----------
                                                          $38,726,070   $67,560,365   $67,560,365
                                                          ===========   ===========   ===========

     In 1995 and 1996, the Company sold 2,075,042 and 1,725,386 shares, respectively, of Series B-1 convertible preferred stock in a private placement, for total net proceeds of $7,506,808 including the conversion of $500,000 of notes payable to certain stockholders that were issued in 1995. As a result of anti-dilution provisions associated with this transaction and an associated recapitalization of the Company, certain preferred stockholders received an additional 357,761 shares of Series A-1 convertible preferred stock.

     In 1997, the Company issued 3,439,949 shares of Series C convertible preferred stock for net proceeds of $12,834,800.

     In February 1998, the Company issued 1,666,234 shares of Series D convertible preferred stock for net proceeds of $11,573,816.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     In December 1998, the Company issued 1,753,729 shares of Series E convertible preferred stock and warrants to purchase 192,902 shares of common stock for net proceeds of $17,407,085. The warrants are fully exercisable with an exercise price of $12.50 per share and expire on the earlier of the third anniversary of the Company's initial public offering or December 2008. However, if the common stock is traded on a national exchange or trading system and the average closing market price per share of common stock over 25 consecutive trading days equals or exceeds $25.00, the Company has the right to require the exercise of the warrants. The Company has allocated the proceeds received between the Series E convertible preferred stock and the warrants based on the estimated fair market value of the convertible preferred stock and the warrants.

     The rights and preferences of the Company's convertible preferred stock are as follows:

  VOTING RIGHTS

     Except as set forth in the restated certificate of incorporation, the holders of the convertible preferred stock are entitled to vote, together with the holders of common stock, as a single class on all matters. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which such stockholder's shares are convertible.

  CONVERSION

     Each share of convertible preferred stock is convertible into common stock at the option of the stockholder or automatically upon the closing of a public offering of the Company's common stock in which the price per common share equals or exceeds $14.00, resulting in gross proceeds of at least $20,000,000. The number of shares of common stock into which holders of convertible preferred stock shall be entitled upon conversion is one-for-one, subject to adjustment for certain dilutive events.

  LIQUIDATION, DISSOLUTION OR WINDING UP OF THE COMPANY

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series E convertible preferred stock will receive an amount equal to the greater of (i) $10.00 per share plus any dividends declared and/or accrued but unpaid on such shares or (ii) the amount per share that would have been payable had all series of Preferred Stock been converted into common stock. If the remaining assets of the Company available for distribution are insufficient to pay the Series E preferred stockholders the full amount they are entitled to, the holders of Series E stock shall share ratably in any distribution of the assets. Thereafter, the remaining assets shall be distributed ratably as follows: the Series A-1 convertible preferred stockholders will receive $22.76 per share, the Series B-1 convertible preferred stockholders will receive $2.00 per share, the Series C convertible preferred stockholders will receive $3.75 per share and the Series D convertible preferred stockholders will receive $7.00 per share. In the case where the remaining assets of the Company available for distribution are insufficient to pay the preferred stockholders the full amount they are entitled to, the holders of convertible preferred stock (other than Series E convertible preferred stock) shall share ratably in any distribution of the assets. Any amounts available after these distributions are to be distributed to the holders of common stock.

  DIVIDENDS

     The holders of convertible preferred stock are entitled to dividends when and if declared by the Board of Directors.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  COMMON STOCK

     At July 3, 1999, the Company has reserved 11,067,238 shares of common stock for issuance upon conversion of the preferred stock, 3,863,519 shares of common stock for issuance under the Company's stock option plans, and 192,902 for issuance upon the exercise of outstanding warrants.

(9)  STOCK OPTION PLANS

     The Company's stock option plans provide for the granting, at the discretion of the Board of Directors, of options for the purchase of up to 5,560,000 shares of common stock to employees, directors and advisors. Option prices are determined by the Board of Directors. At July 3, 1999, 1,692,853 shares were available for future grant under the Company's stock option plans.

     A summary of stock option activity is as follows:

                                                                                             WEIGHTED
                                                                                          AVERAGE OPTION
                                                              NUMBER OF    OPTION PRICE     PRICE PER
                                                                SHARES      PER SHARE         SHARE
                                                              ----------   ------------   --------------
Outstanding, December 31, 1995..............................   1,106,010   $ .20-45.83        $ .32
  Granted...................................................     451,002           .20          .20
  Exercised.................................................          --            --           --
  Canceled..................................................        (939)          .20          .20
                                                              ----------   -----------        -----
Outstanding, December 31, 1996..............................   1,556,073     .20-45.83          .28
  Granted...................................................   1,046,532       .20-.80          .66
  Exercised.................................................  (1,454,603)     .20-.375          .22
  Canceled..................................................     (77,376)     .20-.375          .20
                                                              ----------   -----------        -----
Outstanding, December 31, 1997..............................   1,070,626     .20-45.83          .74
  Granted...................................................   1,613,632     .80-11.05         6.18
  Exercised.................................................    (230,665)     .20-4.20         1.32
  Canceled..................................................    (616,577)    .20-45.83        10.07
                                                              ----------   -----------        -----
Outstanding, December 31, 1998..............................   1,837,016     .20-45.83         2.31
  Granted (unaudited).......................................     364,110     6.00-7.50         6.57
  Exercised (unaudited).....................................     (11,213)     .20-4.20          .66
  Canceled (unaudited)......................................     (19,247)    .375-4.20         2.35
                                                              ----------   -----------        -----
Outstanding, July 3, 1999 (unaudited).......................   2,170,666   $.20-$45.83        $3.03
                                                              ==========   ===========        =====
Exercisable, December 31, 1996..............................   1,347,642   $.20-$45.83        $ .29
Exercisable, December 31, 1997..............................     170,747   $.20-$45.83        $ .96
Exercisable, December 31, 1998..............................     406,706   $.20-$45.83        $ .83
Exercisable, July 3, 1999 (unaudited).......................     727,737   $.20-$45.83        $1.80

     On September 17, 1998, the Company's Board of Directors authorized the repricing of 480,698 stock options previously granted under the Company's stock option plans. The repricing provided for the exercise price of the options to be reduced from $11.05 per share to $4.20 per share, the estimated fair market value of the Company's common stock at that time.

     Subsequent to July 3, 1999, stock options to purchase 19,400 shares of common stock were granted with an exercise price of $11.05 per share, stock options to purchase 729 shares of common stock with an exercise price of $4.20 per share were exercised and stock options to purchase 17,037 shares of common stock with exercise prices ranging from $4.20 to $7.50 per share were canceled.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     During 1997 and 1998, the Company accelerated the vesting of certain employees' and directors' stock options. These employees and directors exercised options to acquire 1,495,470 shares of common stock. The shares of common stock are subject to a repurchase right by the Company and the number of shares subject to the repurchase provision decreases over time in accordance with the vesting schedule of the original option grant. The option exercise price was paid in the form of cash of $45,735 and by delivery to the Company of full recourse promissory notes of $336,580. In the event that any holder of shares of common stock which remain subject to the repurchase provision ceases to be employed by the Company, the Company has the right to repurchase such shares for 90 days at a price equal to the original exercise price. The shares generally vest over two to four years from the initial grant date, provided that the holder continues to be employed by the Company. As the shares of restricted common stock vest, they cease to be subject to the repurchase provision. As of July 3, 1999, an aggregate of 237,831 shares remain subject to repurchase.

     Stock options and restricted common stock generally vest over two to four years and provide for the acceleration of vesting upon a change of control of the Company.

     A summary of outstanding and exercisable options as of July 3, 1999 is as follows:

                              WEIGHTED
                               AVERAGE
                              REMAINING
  EXERCISE       NUMBER      CONTRACTUAL     NUMBER
   PRICE       OUTSTANDING      LIFE       EXERCISABLE
  --------     -----------   -----------   -----------
       $0.20      190,222        6.84        161,790
        0.375      99,604        7.89         52,907
        0.80      587,999        8.28        241,373
        2.80      185,257        8.78         74,604
        4.20      743,254        8.43        184,710
        6.00      226,085        9.49         10,633
        7.50      138,025        8.36          1,500
       16.67          207        1.13            207
       45.83           13        4.74             13
                ---------       -----        -------
$0.20-$45.83    2,170,666        8.36        727,737

     In 1998 and in the six months ended July 3, 1999, the Company recorded deferred compensation in connection with certain stock option grants, of approximately $758,200 and $115,200, respectively, which represents the aggregate difference between the estimated fair market value of the common stock and the exercise price of the options as well as the estimated fair value of options granted to non-employees. In connection with an employee termination, an option to purchase 85,000 shares of common stock was canceled, and the related unamortized deferred compensation of $344,250 was reversed. The remaining unamortized deferred compensation of $289,931 at July 3, 1999 will be recognized as compensation expense over the vesting term of the related options.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the value of options granted in 1996, 1997, 1998 and the six months ended July 4, 1998 and July 3, 1999 using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The following

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

table shows the weighted average assumptions used in the applicable periods and the weighted average fair market value of the options granted in each period.

                                                                                      SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          ----------------------------
                                         ------------------------------------     JULY 4,        JULY 3,
                                            1996          1997         1998        1998            1999
                                         -----------   -----------   --------   -----------   --------------
Risk-free interest rate................    6.4%-6.8%    6.5%-6.75%      5.47%    5.1%-6.75%      4.58%-4.98%
Expected dividend yield................           --            --         --            --               --
Expected life..........................      7 years       7 years    7 years       7 years          7 years
Expected volatility....................          60%           60%        60%           60%              60%
Weighted average fair market value of
  options granted......................        $0.15         $0.48      $1.92         $4.46            $4.51

     Had compensation cost for these options been determined consistent with SFAS No. 123, the Company's net loss and pro forma net loss per common share would have been increased to the following pro forma amounts:

                                                                                SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,            -------------------------
                                -----------------------------------------     JULY 4,       JULY 3,
                                   1996           1997           1998          1998          1999
                                -----------   ------------   ------------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Net loss
  As reported.................  $(5,396,438)  $ (9,885,855)  $(13,607,233)  $(6,517,068)  $(4,084,466)
                                ===========   ============   ============   ===========   ===========
  Pro forma...................  $(5,457,382)  $(10,073,236)  $(13,842,377)  $(6,676,033)  $(4,350,627)
                                ===========   ============   ============   ===========   ===========
Basic and diluted net loss per
  common share
  As reported.................  $    (57.76)  $     (15.63)  $     (11.70)  $     (6.34)  $     (2.79)
                                ===========   ============   ============   ===========   ===========
  Pro forma...................  $    (58.42)  $     (16.54)  $     (11.91)  $     (6.50)  $     (2.97)
                                ===========   ============   ============   ===========   ===========
Pro forma basic and diluted
  net loss per common share
  As reported.................                               $      (1.31)                $     (0.33)
                                                             ============                 ===========
  Pro forma...................                               $      (1.34)                $     (0.35)
                                                             ============                 ===========

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Also, because options vest over several years and the Company expects to grant options in future years, the above pro forma results of applying the provisions of SFAS No. 123 are not necessarily representative of the pro forma results in future years.

  1991 AMENDED AND RESTATED STOCK OPTION PLAN

     The Company's 1991 Amended and Restated Stock Option Plan (the "1991 Plan") provides for the granting, at the discretion of the Board of Directors, of options for the purchase of up to 3,360,000 shares of common stock to employees, directors and advisors. Option prices are determined by the Board of Directors.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  1998 STOCK INCENTIVE PLAN

     The Company's 1998 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors on July 8, 1998 and is intended to replace the 1991 Plan. The Board of Directors has authorized the Compensation Committee to administer the Incentive Plan, including the granting of options to executive officers. The Incentive Plan provides for the granting, at the discretion of the Compensation Committee, of options for the purchase of up to 2,100,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) to employees, directors and advisors. Option prices are determined by the Compensation Committee, but cannot be less than 100% of fair market value for incentive stock options (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company).

  1998 DIRECTOR STOCK OPTION PLAN

     In February 1998, the Company adopted the 1998 Director Stock Option Plan ("Director Plan"). Under the terms of this plan, directors of the Company who are not employees of the Company are eligible to receive nonstatutory options to purchase shares of common stock. A total of 100,000 shares of common stock may be issued upon exercise of options under this plan. The initial options granted under the Director Plan are exercisable as to 50% of the option as of the date of grant and as to one-sixth of the shares on the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director and provide for the acceleration of vesting upon a change of control of the Company. Additional options granted will be exercisable in three equal annual installments on each of the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director. Options granted under the Director Plan terminate on the earlier of
(i) ten years from the date of grant, or (ii) sixty days after the optionee ceases to serve as a director.

(10)  NET LOSS PER SHARE

     The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. Basic net loss per share represents net loss available to common stockholders divided by the weighted average number of common shares outstanding. The Company has excluded all shares of restricted common stock that are subject to repurchase by the Company from the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as the inclusion of common stock issuable pursuant to the exercise of stock options, warrants and the conversion of convertible preferred stock would be antidilutive. The Company evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 98 ("SAB 98"), and concluded that there are no nominal issuances of common stock or common stock equivalents which would be required to be shown as outstanding for all periods as outlined in SAB 98. Pro forma net loss per share includes the weighted average common shares outstanding and reflects the automatic conversion of all convertible preferred stock into common stock upon completion of the Company's initial public offering based on the original issuance date using the "if-converted" method.

(11)  DISTRIBUTION AND LICENSING AGREEMENTS

     The Company has entered into various distribution, licensing and royalty agreements relating to its products with distributors covering the international market. These agreements have terms ranging from three to ten years. In connection with these agreements, approximately $643,000 and $1,770,000 in revenue was deferred as of December 31, 1997 and 1998, respectively, and approximately $1,674,000 was deferred as of July 3, 1999. The deferred revenue relates to prepayments for monitoring systems under minimum purchase obligations and also includes prepaid license and royalty fees. The deferred revenue will be

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

recognized upon product shipment and as license and royalty fees are earned. License and royalty fees are related to future technological developments and will be recognized upon shipment of units incorporating the technology.

(12)  401(k) SAVINGS PLAN

     The Company has a 401(k) savings plan in which substantially all employees can participate. Employer contributions are at the discretion of the Board of Directors and vest ratably over five years. The Company made no contributions to the plan during the years ended December 31, 1996, 1997 and 1998.

(13)  COMMITMENTS AND CONTINGENCIES

  LEASES

     The Company leases office space under operating leases that expire in October 2000. Rent expense was approximately $335,000, $346,000 and $414,000 in 1996, 1997 and 1998, respectively. Future gross minimum lease commitments for all operating leases as of December 31, 1998 are as follows:

1999.....................................................  $  495,000
2000.....................................................     434,000
2001.....................................................      93,000
2002.....................................................      97,000
2003.....................................................      45,000
Thereafter...............................................      23,000
                                                           ----------
Total minimum lease payments.............................  $1,187,000
                                                           ==========

     The Company has entered into a letter of intent for a seven-year lease of approximately 60,000 square feet of development, production and administrative space beginning in the fourth quarter of 1999.

  SUBLEASES

     During 1996 and 1997, the Company had a sublease agreement whereby a portion of existing office space was leased to a third party under an operating lease. Rental income for 1996 and 1997 approximated $129,000 and $113,000, respectively. This agreement expired in 1997.

(14)  OTHER RELATED PARTY TRANSACTIONS

     In addition to the transactions discussed in Note 9, during 1997 and 1998, the Company loaned a total of $107,000 and $53,000, respectively, to certain employees of the Company. The loans are evidenced by promissory notes bearing interest with rates ranging from 6.42% to 8% per annum. The outstanding balance on these notes at December 31, 1997 and 1998 and July 3, 1999 was approximately $105,000, $138,000 and $134,000, respectively.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(15)  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                               DECEMBER 31,
                                         ------------------------      JULY 3,
                                            1997          1998          1999
                                         ----------    ----------    -----------
                                                                     (UNAUDITED)
Payroll and payroll-related............  $  375,121    $1,220,000    $1,430,163
Clinical studies.......................      75,000       254,000       284,000
Warranty...............................     130,000       249,037       360,804
Other..................................     920,470     1,940,370     2,242,401
                                         ----------    ----------    ----------
                                         $1,500,591    $3,663,407    $4,317,368
                                         ==========    ==========    ==========

(16)  SEGMENT INFORMATION AND ENTERPRISE REPORTING

     The Company has adopted the FASB's Statements of Financial Accounting Standards No. 131, or SFAS 131, Disclosures about Segments of an Enterprise and Related Information, effective for fiscal years beginning after December 31, 1997. The Company operates in one reportable segment as it has one family of anesthesia monitoring systems. The Company does not disaggregate financial information by product or geographically, other than export sales by region and sales by product, for management purposes. Substantially all of the Company's assets are located within the United States. All of the Company's products are manufactured in the United States.

     Revenue by geographic destination and as a percentage of total revenue are as follows:

                                          YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED
                                   -------------------------------------    ---------------------------
                                      1996         1997         1998        JULY 4, 1998   JULY 3, 1999
                                   ----------   ----------   -----------    ------------   ------------
                                                                            (UNAUDITED)    (UNAUDITED)
GEOGRAPHIC AREA BY DESTINATION
  Domestic.......................  $  699,362   $1,881,409   $10,296,424     $3,794,447    $10,636,817
  International..................     689,426    1,186,164       941,781        625,718      1,075,380
                                   ----------   ----------   -----------     ----------    -----------
                                   $1,388,788   $3,067,573   $11,238,205     $4,420,165    $11,712,197
                                   ==========   ==========   ===========     ==========    ===========

                                          YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED
                                   -------------------------------------    ---------------------------
                                      1996         1997         1998        JULY 4, 1998   JULY 3, 1999
                                   ----------   ----------   -----------    ------------   ------------
                                                                            (UNAUDITED)    (UNAUDITED)
GEOGRAPHIC AREA BY DESTINATION
  Domestic.......................      51%          61%           92%             86%           91%
  International..................      49           39             8              14             9
                                      ---          ---           ---             ---           ---
                                      100%         100%          100%            100%          100%
                                      ---          ---           ---             ---           ---

(17)  VALUATION AND QUALIFYING ACCOUNTS

     The following table sets forth activity in the Company's allowance for doubtful accounts:

                                                       BALANCE AT                              BALANCE AT
                                                      BEGINNING OF   CHARGES TO                  END OF
                                                         PERIOD       EXPENSES    DEDUCTIONS     PERIOD
                                                      ------------   ----------   ----------   ----------
Year Ended --
  December 31, 1996.................................    $  7,000      $ 43,000      $   --      $ 50,000
  December 31, 1997.................................      50,000        14,333       1,933        62,400
  December 31, 1998.................................      62,400       146,500       8,900       200,000
Six months ended July 3, 1999.......................     200,000       151,015       3,515       347,500

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(18)  LOAN AGREEMENTS

     In June 1998, the Company entered into a loan agreement with a commercial bank. Under the terms of this loan agreement, the Company may borrow up to $5.0 million for working capital and equipment. The amount available to the Company under the working capital portion of the loan agreement is based upon a percentage of the Company's outstanding accounts receivable. The outstanding principal under the working capital portion of the loan agreement is due and payable in December 1999. Interest on the working capital portion of the loan agreement was at the prime rate plus 0.5% until September 30, 1998 at which time it became the prime rate plus 0.25%. There were no borrowings under the working capital loan as of December 31, 1998. As of July 3, 1999, $1,568,750 was outstanding under the working capital portion of the loan agreement and based on the Company's outstanding accounts receivable at July 3, 1999 there was no additional availability under the working capital portion of the loan agreement.

     During 1998, the Company borrowed approximately $2,162,000 under the equipment portion of the loan agreement. The principal amount outstanding under the equipment portion of the loan agreement is due in 36 equal monthly installments of approximately $60,000, which commenced in January 1999. Interest on the equipment portion of the loan agreement is at the prime rate plus 1.0% up to and including the closing date of the Company's initial public offering. After the closing of the Company's initial public offering, the interest rate becomes the prime rate. As of July 3, 1999, no additional amounts are available to the Company under the equipment portion of the loan agreement.

     The loan agreement contains certain restrictive covenants including minimum liquidity or debt service coverage ratios. The agreement also restricts the Company from declaring and paying cash dividends. As of July 3, 1999, the Company was in compliance with these covenants or had received a waiver from the bank for any events of default.

     In July 1999, the Company entered into an agreement which allows it to sell some of its existing and future investments in sales-type leases to a third-party finance company. Upon the sale, the Company expects to receive an amount approximately equal to the Company's investment in sales-type leases sold.

(19)  OTHER EXPENSE

     In 1998, the Company incurred approximately $775,000 in one-time charges related to a proposed initial public offering that was terminated in August 1998.

                         [Aspect Medical Systems LOGO]

                       [INSIDE BACK COVER OF PROSPECTUS]

     Aspect's clinically validated BIS index assists anesthesia providers in assessing levels of consciousness during surgery and minimizing the risk of unintentional overmedication or undermedication.

     [Photograph depicting an anesthesia provider sitting next to a patient being monitored with the Company's BIS system.]

     Clinical trails and routine clinical use of the BIS system have shown that patient monitoring with the BIS system results in:

     - a reduction in the amount of anesthetics used,

     - faster wake-up from anesthesia,

     - less patient time in the operating room and the post-anesthesia care unit following surgery, and

     - improvements in the quality of recovery.

     [Photograph depicting a patient sitting in a chair holding a beverage.]

     Clinical experience and published data have also shown that when anesthesia is managed during outpatient surgery using the BIS index, patients are more likely to bypass the post-anesthesia care unit and proceed immediately to the less costly step-down recovery area directly from the operating room.

                                 [Company Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

     SEC registration fee...................................  $ 11,190
     NASD filing fee........................................     4,525
     Nasdaq National Market listing fee.....................    95,000
     Blue Sky fees and expenses.............................    15,000
     Transfer Agent and Registrar fees......................     *
     Accounting fees and expenses...........................     *
     Legal fees and expenses................................     *
     Printing and mailing expenses..........................     *
     Miscellaneous..........................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article EIGHTH of the Registrant's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article NINTH of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article NINTH of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Under Section 7 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is information regarding shares of Common Stock and Preferred Stock issued, and options and warrants granted, by the Registrant within the past three years. Further included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

     Certain of the transactions described below involved directors, officers and 5% stockholders of the Registrant. See "Certain Transactions."

     Certain Sales of Securities. Within the past three years, the Registrant has issued the following securities that were not registered under the Securities Act.

     (a) Issuances of Capital Stock and Warrants.

          1. On February 26, 1997, August 8, 1997 and October 7, 1997, the Registrant issued and sold an aggregate of 3,439,949 shares of its Series C Convertible Preferred Stock to a group of investors at a purchase price of $3.75 per share.

          2. On February 13, 1998, the Registrant issued and sold an aggregate of 1,666,234 shares of its Series D Convertible Preferred Stock to a group of investors at a purchase price of $7.00 per share.

          3. On December 17, 1998, the Registrant issued and sold an aggregate of 1,753,729 shares of its Series E Convertible Preferred Stock, coupled with Warrants to purchase an aggregate of 192,902 shares of Common Stock, to a group of investors at a purchase price of $10.00 per share.

     (b) Stock Option Grants.

     The Registrant's Amended and Restated 1991 Stock Option Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in April 1991. As of July 3, 1999, options to purchase 1,697,901 shares of Common Stock had been exercised for an aggregate consideration of

$631,585 and options to purchase 1,550,687 shares of Common Stock, at a weighted average exercise price of $2.04 per share, were outstanding under the plan.

     The Registrant's 1998 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in July 1998. As of July 3, 1999, no options under this plan have been exercised, however, options to purchase 559,979 shares of Common Stock, at a weighted average exercise price of $5.56 per share, were outstanding under the plan.

     The Registrant's 1998 Director Stock Option Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in February 1998. As of July 3, 1999, options to purchase 5,000 shares of Common Stock had been exercised for an aggregate consideration of $14,000 and options to purchase 60,000 shares of Common Stock, at a weighted average exercise price of $5.15 per share, were outstanding under such plan.

     No underwriters were involved in the foregoing sales of securities. The sales were made in reliance upon exemptions from the registration provisions of the Securities Act set forth in Sections 3(b) and 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder or, in the case of options to purchase Common Stock, Rule 701 of the Securities Act. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  1.1*     Form of Underwriting Agreement.
  3.1      Restated Certificate of Incorporation of the Registrant.
  3.2*     Form of Restated Certificate of Incorporation to be in
           effect upon the closing of the offering.
  3.3      By-Laws of the Registrant, as amended.
  3.4*     Form of Amended and Restated By-laws of the Registrant to be in effect upon the closing of the offering.
  4.1      Specimen common stock certificate.
  4.2*     See Exhibits 3.2 and 3.4 for provisions of the Registrant's certificate of incorporation and by-laws defining the rights of holders of common stock.
  5.1*     Opinion of Hale and Dorr LLP.
 10.1      1998 Director Stock Option Plan, as amended.
 10.2+     International Distribution Agreement, dated as of January
           21, 1998, by and between the Registrant and Nihon Kohden
           Corporation.
 10.3+     International License Agreement, dated as of January 21,
           1998, by and between the Registrant and Nihon Kohden
           Corporation.
 10.4      Trademark License Agreement, dated May 25, 1994, by and
           between the Registrant and Aspect Electronics, Inc.
 10.5      License Agreement, dated as of October 31, 1995, by and
           between the Registrant and Siemens Medical Systems, Inc.
 10.6+*    Product Agreement, dated May 5, 1999, by and between the
           Registrant and Drager Medizintechnik GmbH.
 10.7+*    OEM Development and Purchase Agreement, dated August 6,
           1999, by and between the Registrant and Hewlett-Packard
           GmbH.
 10.8+*    Letter Agreement, dated August 3, 1999, by and between the
           Registrant and Hewlett Packard GmbH.

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 10.9+     Distribution and License Agreement, dated as of April 1,
           1996, between SpaceLabs Medical, Inc. and the Registrant.
 10.10     Property Lease at 2 Vision Drive, by and between the
           Registrant and Vision Drive, Inc., successor in interest to
           Natick Executive Park Trust No. 2, dated September 8, 1994, as amended, together with Subordination, Non-Disturbance and
           Attornment Agreement, by and between the Registrant and
           Teachers Insurance Association of America, dated June 15,
           1995.
 10.11     Lease Extension Agreement, dated as of August 7, 1997, by
           and between the Registrant and Vision Drive, Inc.
 10.12     Loan Agreement, dated as of June 22, 1998, by and between
           the Registrant and Imperial Bank, together with Revolving
           Loans Promissory Note, dated June 22, 1998, made in favor of
           Imperial Bank by the Registrant, Equipment Loans Promissory
           Note, dated June 22, 1998, made in favor of Imperial Bank by the Registrant, Security Agreement, dated as of June 22,
           1998, by and between the Registrant and Imperial Bank,
           Trademark Collateral Security and Pledge Agreement, dated as of June 22, 1998, by and between the Registrant and Imperial
           Bank, Patent Collateral Security and Pledge Agreement, dated as of June 22, 1998, by and between the Registrant and
           Imperial Bank and Agreement to Provide Insurance, dated June
           22, 1998, by and between the Registrant and Imperial Bank.
 10.13     Promissory Note, dated February 18, 1997, as amended on
           April 14, 1997, made in favor of the Registrant by Nassib G.
           Chamoun, together with Pledge Agreement, dated as of
           February 18, 1997, as amended on April 14, 1997, by and
           between the Registrant and Nassib G. Chamoun.
 10.14     Promissory Note, dated May 1, 1997, made in favor of the
           Registrant by Nassib G. Chamoun, together with Pledge
           Agreement, dated as of May 1, 1997, by and between the
           Registrant and Nassib G. Chamoun.
 10.15     Promissory Note, dated May 1, 1997, made in favor of the
           Registrant by Nassib G. Chamoun, together with Pledge
           Agreement, dated as of May 1, 1997, by and between the
           Registrant and Nassib G. Chamoun.
 10.16     Form of Promissory Note made in favor of the Registrant by certain directors and executive officers, together with Form of Pledge Agreement, by and between the Registrant and
           certain directors and executive officers, together with a
           schedule of material terms.
 10.17     Promissory Note, dated September 24, 1997, made in favor of the Registrant by Jeffrey Barrett.
 10.18     Promissory Note, dated April 10, 1998, made in favor of the
           Registrant by Jeffrey Barrett, together with Pledge
           Agreement, dated as of April 10, 1998, by and between the
           Registrant and Jeffrey Barrett.
 10.19     Series E Convertible Preferred Stock and Warrant Purchase
           Agreement, dated December 17, 1998, by and among the
           Registrant and the several purchasers named on Schedule I
           thereto.
 10.20     Fourth Amended and Restated Right of First Refusal and
           Co-Sale Agreement, dated December 17, 1998, by and among the
           Registrant and the several parties named on Schedules I, II and III thereto.
 10.21     Fourth Amended and Restated Registration Rights Agreement,
           dated December 17, 1998, by and among the Registrant and the several purchasers named on the signature pages thereto.
 10.22     Fourth Amended and Restated Voting Agreement, dated December
           17, 1998, by and among the Registrant and the several
           parties named on Schedules I, II and III thereto.
 10.23     Form of Warrant to purchase the Registrant's common stock, together with schedule of Warrantholders.
10.24+*    Supplier Agreement, dated August 13, 1999, between Novation,
           LLC and the Registrant.
 23.1*     Consent of Hale and Dorr LLP (contained in Exhibit 5.1).

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 23.2      Consent of Arthur Andersen LLP.
 24.1      Power of Attorney (contained on page II-6).
 27.1      Financial Data Schedule for fiscal year end December 31,
           1998.
 27.2      Financial Data Schedule for the six months ended July 3,
           1999.

------------
* To be filed by amendment.

+ Confidential treatment has been requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Such portions have been omitted and filed separately with the Securities and Exchange Commission.

     Schedules have been omitted because they are not required or because the required information is presented in the Company's consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Registrant's Restated Certificate of Incorporation, the Underwriting Agreement, the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Natick, Massachusetts on August 31, 1999.

                                          ASPECT MEDICAL SYSTEMS, INC.

                                          By:     /s/ NASSIB G. CHAMOUN
                                            ------------------------------------
                                              Nassib G. Chamoun
                                              President and Chief Executive
                                              Officer

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of Aspect Medical Systems, Inc., hereby severally constitute and appoint Nassib G. Chamoun, J. Breckenridge Eagle and J. Neal Armstrong and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Aspect Medical Systems, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
               /s/ NASSIB G. CHAMOUN                 President, Chief Executive         August 31, 1999
---------------------------------------------------    Officer and Director (Principal
                 Nassib G. Chamoun                     Executive Officer)

             /s/ J. BRECKENRIDGE EAGLE               Chairman of the Board of           August 31, 1999
---------------------------------------------------    Directors
               J. Breckenridge Eagle

               /s/ J. NEAL ARMSTRONG                 Vice President and Chief           August 31, 1999
---------------------------------------------------    Financial Officer (Principal
                 J. Neal Armstrong                     Financial and Accounting
                                                       Officer)

            /s/ BOUDEWIJN L.P.M. BOLLEN              Director                           August 31, 1999
---------------------------------------------------
              Boudewijn L.P.M. Bollen

                /s/ STEPHEN E. COIT                  Director                           August 31, 1999
---------------------------------------------------
                  Stephen E. Coit

                /s/ EDWIN M. KANIA                   Director                           August 31, 1999
---------------------------------------------------
                  Edwin M. Kania

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
                /s/ LESTER J. LLOYD                  Director                           August 31, 1999
---------------------------------------------------
                  Lester J. Lloyd

               /s/ TERRANCE MCGUIRE                  Director                           August 31, 1999
---------------------------------------------------
                 Terrance McGuire

                /s/ DONALD STANSKI                   Director                           August 31, 1999
---------------------------------------------------
                  Donald Stanski

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  1.1*     Form of Underwriting Agreement.
  3.1      Restated Certificate of Incorporation of the Registrant.
  3.2*     Form of Restated Certificate of Incorporation to be in
           effect upon the closing of the offering.
  3.3      By-Laws of the Registrant, as amended.
  3.4*     Form of Amended and Restated By-laws of the Registrant to be in effect upon the closing of the offering.
  4.1      Specimen common stock certificate.
  4.2*     See Exhibits 3.2 and 3.4 for provisions of the Registrant's certificate of incorporation and by-laws defining the rights of holders of common stock.
  5.1*     Opinion of Hale and Dorr LLP.
 10.1      1998 Director Stock Option Plan, as amended.
 10.2+     International Distribution Agreement, dated as of January
           21, 1998, by and between the Registrant and Nihon Kohden
           Corporation.
 10.3+     International License Agreement, dated as of January 21,
           1998, by and between the Registrant and Nihon Kohden
           Corporation.
 10.4      Trademark License Agreement, dated May 25, 1994, by and
           between the Registrant and Aspect Electronics, Inc.
 10.5      License Agreement, dated as of October 31, 1995, by and
           between the Registrant and Siemens Medical Systems, Inc.
 10.6+*    Product Agreement, dated May 5, 1999, by and between the
           Registrant and Drager Medizintechnik GmbH.
 10.7+*    OEM Development and Purchase Agreement, dated August 6,
           1999, by and between the Registrant and Hewlett-Packard
           GmbH.
 10.8+*    Letter Agreement, dated August 3, 1999, by and between the
           Registrant and Hewlett Packard GmbH.
 10.9+     Distribution and License Agreement, dated as of April 1,
           1996, between SpaceLabs Medical, Inc. and the Registrant.
 10.10     Property Lease at 2 Vision Drive, by and between the
           Registrant and Vision Drive, Inc., successor in interest to
           Natick Executive Park Trust No. 2, dated September 8, 1994, as amended, together with Subordination, Non-Disturbance and
           Attornment Agreement, by and between the Registrant and
           Teachers Insurance Association of America, dated June 15,
           1995.
 10.11     Lease Extension Agreement, dated as of August 7, 1997, by
           and between the Registrant and Vision Drive, Inc.
 10.12     Loan Agreement, dated as of June 22, 1998, by and between
           the Registrant and Imperial Bank, together with Revolving
           Loans Promissory Note, dated June 22, 1998, made in favor of
           Imperial Bank by the Registrant, Equipment Loans Promissory
           Note, dated June 22, 1998, made in favor of Imperial Bank by the Registrant, Security Agreement, dated as of June 22,
           1998, by and between the Registrant and Imperial Bank,
           Trademark Collateral Security and Pledge Agreement, dated as of June 22, 1998, by and between the Registrant and Imperial
           Bank, Patent Collateral Security and Pledge Agreement, dated as of June 22, 1998, by and between the Registrant and
           Imperial Bank and Agreement to Provide Insurance, dated June
           22, 1998, by and between the Registrant and Imperial Bank.
 10.13     Promissory Note, dated February 18, 1997, as amended on
           April 14, 1997, made in favor of the Registrant by Nassib G.
           Chamoun, together with Pledge Agreement, dated as of
           February 18, 1997, as amended on April 14, 1997, by and
           between the Registrant and Nassib G. Chamoun.

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 10.14     Promissory Note, dated May 1, 1997, made in favor of the
           Registrant by Nassib G. Chamoun, together with Pledge
           Agreement, dated as of May 1, 1997, by and between the
           Registrant and Nassib G. Chamoun.
 10.15     Promissory Note, dated May 1, 1997, made in favor of the
           Registrant by Nassib G. Chamoun, together with Pledge
           Agreement, dated as of May 1, 1997, by and between the
           Registrant and Nassib G. Chamoun.
 10.16     Form of Promissory Note made in favor of the Registrant by certain directors and executive officers, together with Form of Pledge Agreement, by and between the Registrant and
           certain directors and executive officers, together with a
           schedule of material terms.
 10.17     Promissory Note, dated September 24, 1997, made in favor of the Registrant by Jeffrey Barrett.
 10.18     Promissory Note, dated April 10, 1998, made in favor of the
           Registrant by Jeffrey Barrett, together with Pledge
           Agreement, dated as of April 10, 1998, by and between the
           Registrant and Jeffrey Barrett.
 10.19     Series E Convertible Preferred Stock and Warrant Purchase
           Agreement, dated December 17, 1998, by and among the
           Registrant and the several purchasers named on Schedule I
           thereto.
 10.20     Fourth Amended and Restated Right of First Refusal and
           Co-Sale Agreement, dated December 17, 1998, by and among the
           Registrant and the several parties named on Schedules I, II and III thereto.
 10.21     Fourth Amended and Restated Registration Rights Agreement,
           dated December 17, 1998, by and among the Registrant and the several purchasers named on the signature pages thereto.
 10.22     Fourth Amended and Restated Voting Agreement, dated December
           17, 1998, by and among the Registrant and the several
           parties named on Schedules I, II and III thereto.
 10.23     Form of Warrant to purchase the Registrant's common stock, together with schedule of Warrantholders.
10.24+*    Supplier Agreement, dated August 13, 1999, between Novation,
           LLC and the Registrant.
 23.1*     Consent of Hale and Dorr LLP (contained in Exhibit 5.1).
 23.2      Consent of Arthur Andersen LLP.
 24.1      Power of Attorney (contained on page II-6).
 27.1      Financial Data Schedule for fiscal year end December 31,
           1998.
 27.2      Financial Data Schedule for the six months ended July 3,
           1999.

------------
* To be filed by amendment.

+ Confidential treatment has been requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Such portions have been omitted and filed separately with the Securities and Exchange Commission.